P.E. 12/31/06

0-24753

AR/S



07048197



RECD S.E.C.
MAR 2 1 2007
1086

PROCESSED
MAR 2 6 2007
THOMSON
FINANCIAL

Notice of Annual Meeting
Proxy Statement
Annual Report on Form 10-K

March 21, 2007



NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

The 2007 Annual Meeting of Shareholders of ECB Bancorp, Inc. will be held at 11:00 a.m. on Tuesday, April 17, 2007, at the Washington Civic Center located at 110 North Gladden Street, Washington, North Carolina.

The purposes of the meeting are:

1. ***Election of Directors.*** To elect three directors for terms of three years;
2. ***Ratification of Appointment of Independent Accountants.*** To consider a proposal to ratify the appointment of Dixon Hughes PLLC as our independent accountants for 2007; and
3. ***Other Business.*** To transact any other business properly presented for action at the Annual Meeting.

You are invited to attend the Annual Meeting in person. However, even if you plan to attend, we ask that you complete, sign and date the enclosed appointment of proxy and return it to us as soon as you can in the enclosed envelope. Doing that will help us ensure that your shares are represented and that a quorum is present at the Annual Meeting. Even if you sign an appointment of proxy, you may still revoke it later or attend the Annual Meeting and vote in person.

This notice and the enclosed proxy statement and form of appointment of proxy are being mailed to our shareholders on or about March 21, 2007.

By Order of the Board of Directors

Arthur H. Keeney III
President and Chief Executive Officer

YOUR VOTE IS IMPORTANT.
WHETHER YOU OWN ONE SHARE OR MANY, YOUR PROMPT COOPERATION IN VOTING YOUR PROXY CARD IS APPRECIATED.

Table of Contents

	Page
Annual Meeting of Shareholders	1
General	1
Voting	1
Solicitation and Voting of Proxies	1
Revocation of Appointment of Proxy; How You Can Change Your Vote	2
Expenses and Method of Solicitation	2
Record Date and Voting Securities	2
Voting Procedures; Votes Required For Approval	2
Proposal 1: Election of Directors	3
General	3
Nominees	3
Incumbent Directors	4
Corporate Governance	5
Director Independence	5
Attendance by Directors at Meetings	5
Communications with Our Board	5
Code of Ethics	6
Committees of Our Board	6
General	6
Audit Committee	6
Audit Committee Report	7
Nominations Committee	7
Compensation Committee	8
Executive Committee	9
Executive Officers	9
Compensation Discussion and Analysis	10
Executive Compensation	15
Summary	15
Employment Agreement	16
Plan-Based Awards	16
Deferred Compensation	19
Retirement Benefits	20
Potential Payments Upon Termination of Employment or a Change of Control	21
Director Compensation	24
Directors' Fees	24
Director Retirement and Death Benefits	24
Director Compensation for 2006	25
Transactions with Related Persons	25
Our Policy	25
Related Person Transactions During 2006	26
Beneficial Ownership of Our Common Stock	27
Principal Shareholders	27
Directors and Executive Officers	28
Section 16(a) Beneficial Ownership Reporting Compliance	28
Proposal 2: Ratification of Independent Accountants	29
Appointment of Independent Accountants	29
Services and Fees During 2006 and 2005	29
Proposals for 2008 Annual Meeting	30
Annual Report on Form 10-K	31



Post Office Box 337
Engelhard, North Carolina 27824

PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS

General

This proxy statement is dated March 21, 2007, and is being furnished to our shareholders in connection with our solicitation of appointments of proxy in the enclosed form for use at the 2007 Annual Meeting of our shareholders and at any adjournments of the meeting. The Annual Meeting will be held at the Washington Civic Center located at 110 North Gladden Street, Washington, North Carolina, at 11:00 a.m. on Tuesday, April 17, 2007.

In this proxy statement, the terms "you," "your" and similar terms refer to the shareholder receiving it. The terms "we," "us," "our" and similar terms refer to ECB Bancorp, Inc. Our banking subsidiary, The East Carolina Bank, is referred to as the "Bank."

Voting

If your shares of our common stock are held of record in your name, you can vote at the Annual Meeting in one of the following ways. You can sign and return an appointment of proxy (a proxy card) in the form enclosed with this proxy statement (or validly appoint another person to vote your shares for you), or you can attend the Annual Meeting and vote in person.

If your shares of our common stock are held for you in "street name" by a broker or other nominee, then the record holder of your shares is required to vote them for you. You will need to follow the directions your broker or nominee provides you and give it instructions as to how your shares should be voted. Brokers and other nominees who hold shares in street name for their clients typically have the authority to vote the shares on "routine" proposals, such as the election of directors, when they have not received instructions from beneficial owners. However, without specific voting instructions from beneficial owners, brokers and nominees generally are not allowed to exercise their voting discretion with respect to the approval of non-routine matters.

Solicitation and Voting of Proxies

A proxy card is included with this proxy statement that provides for you to name three of our officers, Arthur H. Keeney III, J. Dorson White, Jr. and Gary M. Adams, to act as your "Proxies" and vote your shares at the Annual Meeting. Please sign and date your proxy card and return it in the enclosed envelope so that your shares will be represented at the meeting.

If you sign a proxy card and return it so that we receive it before the Annual Meeting, the shares of our common stock you hold of record will be voted by the Proxies according to your instructions. If you sign and return a proxy card but do not give any voting instructions, then your shares will be voted by the Proxies **"FOR"** the election of each of the three nominees for director named in Proposal 1 and **"FOR"** Proposal 2. If, before the Annual Meeting, any nominee named in

Proposal 1 becomes unable or unwilling to serve as a director for any reason, the Proxies will have the discretion to vote your shares for a substitute nominee named by our Board of Directors. We are not aware of any other business that will be brought before the Annual Meeting but, if any other matter is properly presented for action by our shareholders, your proxy card will authorize the Proxies to vote your shares according to their best judgment. The Proxies also will be authorized to vote your shares according to their best judgment on matters incident to the conduct of the meeting, including motions to adjourn the meeting.

Revocation of Appointment of Proxy; How You Can Change Your Vote

If you are the record holder of your shares and you sign and return a proxy card and later wish to revoke it or to change the voting instructions you gave the Proxies in your proxy card, you can do so at any time before the voting takes place at the Annual Meeting by taking one of the following actions:

- give our Corporate Secretary a written notice that you want to revoke your proxy card;
- sign and submit another proxy card dated after the date of your original proxy card; or
- attend the Annual Meeting and notify our Corporate Secretary that you want to revoke your proxy card and vote your shares in person. Your attendance at the Annual Meeting alone, without notifying our Corporate Secretary, will not revoke your proxy card.

If your shares are held in "street name" and you want to change voting instructions you have given to your broker or other nominee, you must follow your broker's or nominee's directions.

Expenses and Method of Solicitation

We will pay all costs of soliciting proxy cards for the Annual Meeting, including costs of preparing and mailing this proxy statement. We are requesting that banks, brokers and other custodians, nominees and fiduciaries forward copies of our proxy solicitation materials to their principals and request their voting instructions, and we may reimburse those persons for their expenses in doing so. In addition to solicitation using the mail, the Bank's and our directors, officers and employees may solicit proxy cards, either personally, by telephone or by other methods of communication, but they will not receive any additional compensation from us for doing so.

In connection with the solicitation of proxy cards for the Annual Meeting, we have not authorized anyone to give you any information, or make any representation to you, that is not contained in this proxy statement. If anyone gives you any other information or makes any other representation to you, you should not rely on it as having been authorized by us.

Record Date and Voting Securities

The close of business on March 1, 2007, is the "Record Date" we are using to determine which shareholders are entitled to receive notice of and to vote at the Annual Meeting and how many shares they are entitled to vote. You must have been a record holder of our common stock on that date in order to vote at the meeting. Our voting securities are the 2,902,242 shares of our common stock which were outstanding on the Record Date.

Voting Procedures; Votes Required for Approval

A quorum must be present for business to be conducted at the Annual Meeting. A quorum consists of a majority of the outstanding shares of our common stock. Shares of our common stock represented in person or by proxy at the meeting will be counted for the purpose of determining whether a quorum exists. If you return a valid proxy card or attend the meeting in person, your shares will be counted for purposes of determining whether there is a quorum, even if you abstain from voting.

Our directors are elected by a plurality of the votes cast in elections. So, in the election of directors at the Annual Meeting, the three nominees receiving the highest numbers of votes will be elected. For Proposal 2 to be approved, the number of votes cast in person and by proxy at the Annual Meeting in favor of the proposal must exceed the number of votes cast against it. Abstentions and broker non-votes will have no effect in the voting for directors or on Proposal 2. You may cast one vote for each share you held of record on the Record Date on each director to be elected and on each other matter voted on by shareholders at the Annual Meeting. You may not cumulate your votes in the election of directors.

PROPOSAL 1: ELECTION OF DIRECTORS

General

Our Bylaws provide that our Board of Directors:

- consists of not less than nine nor more than 15 members, and our Board is authorized to set and change the actual number of our directors from time to time within those limits; and
- is divided into three classes and directors are elected to staggered three-year terms, and that each year the terms of the directors in one class expire and directors in that class are elected for new three-year terms or until their respective successors have been duly elected and qualified.

Nominees

The number of members of our Board of Directors currently is set at nine. The terms of three of our current directors expire at the Annual Meeting, and, based on the recommendation of our Nominations Committee, each of them has been nominated by our Board for reelection to a new three-year term.

Name and Age	Positions with Us and the Bank (1)	Year First Elected (2)	Proposed Term of Office	Principal Occupation and Business Experience
Arthur H. Keeney III (63)	President, Chief Executive Officer and Director	1995	3 years	The Bank's and our executive officer since 1995
Joseph T. Lamb, Jr. (73)	Director	1981	3 years	President, Joe Lamb, Jr. & Associates, Inc. (real estate sales and rentals), Nags Head, NC
Michael D. Weeks (53)	Director	2005	3 years	Vice President and General Manager, WITN-TV (television broadcasting), Washington, NC

(1) Listings of the members of committees of our Board are contained below under the heading "Committees of Our Board."

(2) "First elected" refers to the year in which each individual first became a director of the Bank. With the exception of Mr. Weeks, each person first became our director during 1998 in connection with our organization as the Bank's holding company and previously served as a director of the Bank.

Our Board of Directors recommends that you vote "FOR" each of the three nominees named above. The three nominees receiving the highest numbers of votes will be elected.

Incumbent Directors

The following table contains information about our other six current directors whose terms of office will continue after the Annual Meeting.

Name and Age	Positions with Us and the Bank (1)	First Elected/ Current Term Expires (2)	Principal Occupation *and Business Experience*
J. Bryant Kittrell III (55)	Director	1990 / 2008	President and owner, Kittrell & Associates, Inc., and member (since 2004), Kittrell & Armstrong LLC (commercial/industrial real estate development and sales), Greenville, NC
B. Martelle Marshall (57)	Director and Corporate Secretary	1993 / 2008	President and co-owner, Martelle's Feed House Restaurant, Engelhard, NC
R. S. Spencer, Jr. (66)	Chairman	1963 / 2008	President, R. S. Spencer, Inc. (retail merchant), Engelhard, NC
George T. Davis, Jr. (52)	Vice Chairman	1979 / 2009	Attorney; sole proprietor, Davis & Davis (law firm), Swan Quarter, NC
Gregory C. Gibbs (46)	Director	1994 / 2009	General Manager, Gibbs Store LLC (retail hardware) (1979-1995 and since 2001) and partner, Lake Landing Realty (real estate development) (since 2005), Engelhard, NC; broker in charge, United Country Real Estate (real estate sales) (2004-2005), Engelhard, NC
John F. Hughes, Jr. (61)	Director	1996 / 2009	Retired; Executive Director, Albemarle Pamlico Economic Development Corp. and Chairman and CEO, Eastern NC Natural Gas Co. (2001-2005); Regional Manager and Manager of Governmental Affairs, North Carolina Power, Inc. (utility company) (1984-2000), Manteo, NC

(1) Listings of the members of committees of our Board are contained below under the heading "Committees of Our Board."

(2) "First elected" refers to the year in which each individual first became a director of the Bank. Each person first became our director during 1998 in connection with our organization as the Bank's holding company and previously had served as a director of the Bank.

CORPORATE GOVERNANCE

Director Independence

Our Board of Directors periodically reviews transactions, relationships and other arrangements involving our directors and determines which directors the Board considers to be "independent." In making those determinations, the Board applies the independence criteria contained in the listing requirements of The Nasdaq Stock Market. The following table lists persons who served as directors during 2006, and all nominees for election as directors at the Annual Meeting, who our Board believes are, or will be, "independent" directors under Nasdaq's criteria.

George T. Davis, Jr.	Joseph T. Lamb, Jr.	R. S. Spencer, Jr.
Gregory C. Gibbs	B. Martelle Marshall	J. Bryant Kittrell III
John F. Hughes, Jr.		Michael D. Weeks

In addition to the specific Nasdaq criteria, in determining the independence of each director the Board considers whether it believes any other transactions, relationships, arrangements or factors (including our directors' borrowing relationships with the Bank) could impair their ability to exercise independent judgment. In its determination that the above directors are independent, those other factors considered by the Board included: (1) Mr. Hughes' former position as a management official of a non-profit entity for which Mr. Keeney served as a director but not as a member of any compensation committee, (2) Mr. Weeks' position as general manager of a television station from which the Bank purchases advertising; and (3) Mr. Davis' legal representation of his clients from time to time in their loan transactions with the Bank. Also, in Mr. Gibbs' case, the Board considered his beneficial ownership of our common stock through his position as co-executor of his mother's estate and concluded that he is independent under Nasdaq's criteria but that he may not serve on our Audit Committee.

Attendance by Directors at Meetings

Board of Director Meetings. The Bank's and our Boards of Directors meet jointly. During 2006, the Boards met 13 times, and each director attended 75% or more of the aggregate number of meetings of the Boards and of any committees on which he served.

Annual Meetings. Attendance by our directors at Annual Meetings of our shareholders gives directors an opportunity to meet, talk with and hear the concerns of shareholders who attend those meetings, and it gives those shareholders access to our directors that they may not have at any other time during the year. Our Board of Directors recognizes that directors have their own business interests and are not our employees, and that it is not always possible for them to attend Annual Meetings. However, our Board's policy is that attendance by directors at our Annual Meetings is beneficial to us and to our shareholders, and our directors are strongly encouraged to attend each Annual Meeting whenever possible. All nine of our directors attended our last Annual Meeting which was held during April 2006.

Communications with Our Board

Our Board of Directors encourages our shareholders to communicate with it regarding their concerns and other matters related to our business, and the Board has established a process by which you may send written communications to the Board or to one or more individual directors. You may address and mail your communication to our Corporate Secretary at:

ECB Bancorp, Inc.
Attention: Corporate Secretary
Post Office Box 337
Engelhard, North Carolina 27824

You also may send them by email to *ecb.directors@ecbbancorp.com*. You should indicate whether your communication is directed to the entire Board of Directors, to a particular committee of the Board or its Chairman, or to one or more individual directors. All communications will be reviewed by our Corporate Secretary and forwarded to the intended recipients. Communications from a customer of the Bank relating to a deposit, loan or other financial relationship or transaction also will be forwarded to the head of the department or division most closely associated with the subject of the communication.

Code of Ethics

Our Board of Directors has adopted a Code of Ethics which applies to our directors and executive officers and is intended to promote:

- honest and ethical conduct;
- the ethical handling of actual or apparent conflicts of interests between personal and professional relationships;
- full, fair, accurate, timely and understandable disclosure in reports and documents that we file with the Securities and Exchange Commission;
- compliance with governmental laws, rules and regulations; and
- prompt internal reporting of violations of the Code to the Board's Audit Committee.

Illegal or unethical behavior, violations of the Code, or accounting or auditing concerns, may be reported, anonymously or otherwise, by mail addressed to the Chairman of our Audit Committee or the Bank's Internal Auditor at:

The East Carolina Bank
PO Box 337
Engelhard, NC 27824

A copy of the Code is available upon your written request to our Corporate Secretary at the above address.

Committees of Our Board

General

Our Board of Directors has three independent, standing committees that assist the Board in oversight and governance matters. They are the Audit Committee, the Nominations Committee, and the Compensation Committee. Those Committees operate under written charters approved by our Board that set out their composition, authority, duties and responsibilities. We believe that each member of those Committees is an "independent director" as that term is defined by the listing standards of The Nasdaq Stock Market. A current copy of each Committee's charter is posted on our Internet website at *www.ecbbancorp.com.* The Board also appoints an Executive Committee, of which a majority of the members are independent directors. The current members of each Committee are listed in the following table, and the function of and other information about each committee is described in the paragraphs below.

Audit Committee	Nominations Committee	Compensation Committee	Executive Committee
J. Bryant Kittrell III - Chairman	Gregory C. Gibbs - Chairman	George T. Davis, Jr. - Chairman	Arthur H. Keeney III - Chairman
John F. Hughes, Jr.	George T. Davis, Jr.	Gregory C. Gibbs	George T. Davis, Jr.
B. Martelle Marshall	J. Bryant Kittrell III	J. Bryant Kittrell III	Gregory C. Gibbs
R. S. Spencer, Jr.	R. S. Spencer, Jr.	Joseph T. Lamb, Jr.	J. Bryant Kittrell III
		R. S. Spencer, Jr.	R. S. Spencer, Jr.

Audit Committee

Our Audit Committee is a joint committee of the Bank's and our Boards of Directors. Under its charter, the Committee is responsible for:

- selecting our independent accountants and approving their compensation and the terms of their engagement;
- approving services proposed to be provided by the independent accountants; and
- monitoring and overseeing the quality and integrity of our accounting and financial reporting process and systems of internal controls.

The Committee reviews various reports from our independent accountants (including its annual report on our audited consolidated financial statements), reports we file under the Securities Exchange Act of 1934, and reports of examinations by our regulatory agencies, and it oversees our internal audit program. The Committee met eight times during 2006.

Audit Committee Report

Our management is responsible for our financial reporting process, including our system of internal controls and disclosure controls and procedures, and for the preparation of our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. Our independent accountants are responsible for auditing those financial statements. The Audit Committee oversees and reviews those processes. In connection with the preparation and audit of our consolidated financial statements for 2006, the Audit Committee has:

- reviewed our audited consolidated financial statements for 2006 and discussed them with management;
- discussed with our independent accountants the matters required to be discussed by Statement on Auditing Standards No. 61, as amended;
- received written disclosures and a letter from our independent accountants required by Independence Standards Board Standard No. 1; and
- discussed the independence of our accountants with the accountants.

Based on the above reviews and discussions, the Audit Committee recommended to our Board of Directors that the audited consolidated financial statements be included in our 2006 Annual Report on Form 10-K for filing with the Securities and Exchange Commission.

The Audit Committee:

J. Bryant Kittrell III *R. S. Spencer, Jr.* *John F. Hughes, Jr.* *B. Martelle Marshall*

Nominations Committee

Our Nominations Committee is a committee of our Board. Under its written charter, and among its other duties and responsibilities assigned from time to time by the Board, the Committee identifies individuals who are qualified to become directors and recommends candidates to the Board for selection as nominees for election as directors at our Annual Meetings and for appointment to fill vacancies on the Board. The Committee met once during 2006.

The Committee's charter provides for it to recommend individuals who have high personal and professional integrity, who demonstrate ability and judgment, and who, with other members of the Board, will be effective in collectively serving the long-term interests of our shareholders. Candidates also must satisfy applicable requirements of state and federal banking regulators, and the Committee may develop other criteria or minimum qualifications for use in identifying and evaluating candidates. In identifying candidates to be recommended to the Board of Directors, the Committee considers incumbent directors and candidates suggested by our management or other directors. The Committee also will consider candidates recommended by shareholders. The Committee has not used the services of a third-party search firm. Shareholders who wish to recommend candidates to the Committee should send their recommendations in writing addressed as follows:

Nominations Committee
ECB Bancorp, Inc.
Attention: Corporate Secretary
Post Office Box 337
Engelhard, North Carolina 27824

Each recommendation should be accompanied by the following:

- the full name, address and telephone number of the person making the recommendation, and a statement that the person making the recommendation is a shareholder of record (or, if the person is a beneficial owner of our shares but not a record holder, a statement from the record holder of the shares verifying the number of shares beneficially owned), and a statement as to whether the person making the recommendation has a good faith intention to continue to hold those shares through the date of our next Annual Meeting;

- the full name, address and telephone number of the candidate being recommended, information regarding the candidate's beneficial ownership of our equity securities and any business or personal relationship between the candidate and the person making the recommendation, and an explanation of the value or benefit that the person making the recommendation believes that the candidate would provide as a director;
- a statement signed by the candidate that he or she is aware of and consents to being recommended to the Committee and will provide information that the Committee may request in connection with its evaluation of candidates;
- a description of the candidate's current principal occupation, business or professional experience, previous employment history, educational background, and any areas of particular expertise;
- information regarding any business or personal relationships between the candidate and any of our or the Bank's customers, suppliers, vendors, competitors, directors or officers, affiliated companies, or other persons with any special interest regarding our company or our affiliated companies, and any transactions between the candidate and our company or any of our affiliated companies; and
- any information in addition to the above regarding the candidate that would be required to be included in our proxy statement pursuant to the SEC's Regulation 14A (including without limitation information regarding legal proceedings in which the candidate has been involved within the past five years).

In order to be considered by the Committee in connection with its recommendations of candidates for selection as nominees for election as directors at an Annual Meeting, a shareholder's recommendation must be received by the Committee not later than the 120th day prior to the first anniversary of the date that our proxy statement was first mailed to our shareholders in conjunction with our preceding year's Annual Meeting. Recommendations submitted by shareholders other than in accordance with these procedures will not be considered by the Committee.

The Committee will evaluate candidates recommended by shareholders in a manner similar to its evaluation of other candidates. The Committee will select candidates to be recommended to the Board of Directors each year based on its assessment of, among other things, (1) candidates' business, personal and educational background and experience, community leadership, independence, geographic location within our service area, and their other qualifications, attributes and potential contributions; (2) the past and future contributions of our current directors, and the value of continuity and prior Board experience; (3) the existence of one or more vacancies on the Board; (4) the need for a director possessing particular attributes or particular experience or expertise; (5) the role of directors in our business development activities; and (6) other factors that it considers relevant, including any specific qualifications the Committee adopts from time to time.

The Nominations Committee recommended to our Board of Directors that our current directors whose terms are expiring at the Annual Meeting be nominated for reelection for new terms.

Compensation Committee

Our Compensation Committee is a joint committee of the Bank's and our Boards of Directors. The Committee met five times during 2006.

Under its written charter, and in addition to other duties that may be assigned from time to time by the Boards, the Committee reviews and provides overall guidance to the Boards regarding our executive and director compensation and benefit programs and makes recommendations to the Boards regarding:

- cash and other compensation paid or provided to our and the Bank's Chief Executive Officers and other executive officers;
- the adoption of new compensation or benefit plans, or changes in existing plans, under which compensation or benefits are or will be paid or provided to those persons; and
- the administration of our Omnibus Stock Ownership and Long Term Incentive Plan and the Bank's annual incentive program.

The Committee also reviews and makes recommendations to the Boards regarding amounts of compensation paid to our directors and, to the extent requested by the Boards, compensation paid (individually or in the aggregate) to other employees of the Bank.

In performing its duties, the Committee may, if it considers it appropriate, delegate any of its responsibilities to a subcommittee. However, any subcommittee must be composed entirely of independent directors. The Committee is authorized to conduct investigations, and to request and consider any information (from management or otherwise) that it believes is necessary, relevant or helpful in its deliberations and in making its recommendations. It may rely on information provided by management without further verification. However, under its charter, when the Committee takes an action, it should exercise independent judgment on an informed basis and in a manner it considers to be in the best interests of our shareholders. In reviewing and considering the recommendations it will make to the Boards regarding the compensation of our directors and other executive officers, the Committee considers information provided by our Chief Executive Officer, including information about those other officers' individual performance and his recommendations as to their compensation. After receiving the Committee's recommendations, the Boards make all final decisions regarding compensation matters.

The Committee may retain the services of outside counsel or consultants, at our or the Bank's expense, and on terms (including fees) that it approves. In that regard, the Committee from time to time retains Matthews, Young & Associates, Inc., for specific purposes or advice, including to gage the levels of compensation provided to our officers and employees against those at other companies. Other than in an advisory capacity as described above, Matthews Young & Associates, Inc., has no role in the actual recommendations made by the Committee to the Boards, or in the Boards' approval of amounts of executive or director compensation.

Executive Committee

Our Executive Committee is a joint committee of our and the Bank's Boards of Directors. Under our Bylaws, the Committee is authorized to exercise all the powers of the Board in the management of our affairs when the Board is not in session. The Executive Committee met 23 times during 2006.

EXECUTIVE OFFICERS

We consider the Bank's and our officers listed below to be our executive officers.

Arthur H. Keeney III, age 63, serves as the Bank's and our President and Chief Executive Officer and has been employed by the Bank since 1995.

J. Dorson White, Jr., age 56, serves as the Bank's Executive Vice President and Chief Operating Officer. He has been employed by the Bank since 1989.

T. Olin Davis, age 51, was elected to serve as the Bank's Senior Vice President and Chief Credit Officer effective on January 1, 2007. He previously had served as Senior Vice President and Credit Policy Officer since September 2006. He was employed by the Bank from September 1993 until May 2006, during which time he last served as Senior Vice President and Outer Banks Regional Manager, and he was employed by First Carolina State Bank, Rocky Mount, North Carolina, as Chief Credit Officer from May 2006 until he rejoined the Bank.

Gary M. Adams, age 53, serves as the Bank's and our Senior Vice President and Chief Financial Officer. He has been employed by the Bank since 1981.

Compensation Discussion and Analysis

Objectives

We attempt to provide amounts and types of compensation to our executives that are tailored towards, and that will help us achieve, our goals of:

- attracting and retaining qualified executive officers;
- providing compensation to those executive officers that is competitive with comparable financial services companies; and
- rewarding officers for our corporate performance and their long-term loyalty.

Beyond those specific goals, we attempt to create incentives for our executive officers to identify with our shareholders, to focus on our performance on both a short-term and long-term basis, and to act objectively, when they make business decisions.

Forms of Compensation

Our executives' compensation is composed of the following five major components:

- base salary;
- annual incentive awards paid in cash;
- a Section 401(k) defined contribution plan under which we make matching contributions to participants' accounts;
- grants of stock options and restricted stock awards; and
- a supplemental retirement plan and split-dollar life insurance program.

We also have agreements with our executive officers which protect them in the event of a change in control of our company.

The specific amounts or values of each of those forms of compensation that we paid or provided to our Chief Executive Officer and other named executive officers for 2006 are listed in this proxy statement in the Summary Compensation Table.

Administration

Our executive compensation program is administered by the Compensation Committee of our Board of Directors. In an effort to determine the reasonableness of our executives' compensation, the Committee from time to time uses outside consultants to gage the levels of compensation provided to officers and employees at other companies. It generally compares our executive officers' compensation to that of executive officers at other similarly-sized banks and financial institutions (1) throughout the United States; (2) in the southeastern United States; and, (3) in North Carolina. In 2006, we used the services of an outside consultant, Matthews, Young & Associates, Inc. to provide that type of data.

Each year, our Compensation Committee reviews the total compensation of each of our executive officers and makes recommendations to our Board of Directors regarding salary increases and other forms of compensation for each officer. The Board approves all executive officer salaries and other forms of compensation. As part of its review process, the Committee discusses our CEO's compensation directly with him. In the case of other executive officers, the Committee considers comments and recommendations from our CEO as to those other officers' performance and his expectations of them for the coming year. Based on those discussions and the other factors described in this discussion, the Committee attempts to determine what is reasonable compensation for each executive officer. However, the process of making salary changes, and approving other forms of compensation, is largely subjective. Other than in connection with our annual Incentive Award Plan described below, there are no specific measures or criteria by which the base salaries or other compensation of our executive officers are directly tied to individual performance or our financial and operating performance.

Most actions have unintended consequences, and compensation is no exception. Any compensation program, and particularly any incentive program, offers both opportunities and pitfalls and has elements of both art and science. Our Committee attempts to monitor the effect that our programs have on our officers and employees, and we try to construct and tailor our incentives so that they have the desired effect, and the Committee is encouraged to use its own experience and common sense in making its recommendations as to the amounts and form of compensation we should pay our executive officers.

Components of 2006 Executive Compensation

Base Salary. In reviewing our executive officers' base salaries for 2006, the Committee attempted to assess each officer's individual performance based on its own observations during the year, and it considered:

- the scope of each officer's responsibilities;
- information about the salaries and incentives provided to executive officers at other similarly-sized banks and financial institutions;
- our overall financial and operating performance; and
- what it believed was necessary to retain and motivate our officers.

In the case of our Chief Executive Officer, for 2006 the Committee placed more emphasis on annual incentive-based compensation under our Incentive Plan, and less emphasis on increased salary, than has been the case in past years. The following table reflects the base salaries and incentive plan awards of our Chief Executive Officer individually, and our other named executive officers as a group, as a percentage of their total cash compensation.

	Base Salary as a Percent of Total Cash Compensation	Incentive Plan Awards as a Percent of Total Cash Compensation
Chief Executive Officer	77.9%	22.1%
All other named executive officers	83.7%	16.3%

Incentive Plan. Under our Incentive Plan, a portion of the cash compensation paid each year to our executive officers and other employees chosen to participate in the plan is tied to the extent to which we achieve goals set by our Board for the year with respect to various measures of corporate performance. The measures vary for employees at different levels within the Bank, but the measures that apply to our executive officers are our:

- return on average equity (our "ROAE");
- return on average assets (our "ROAA"); and
- the ratio of our operating expenses to our average assets (our "Expense Ratio").

For each measure each year, the Board sets a "threshold," "target," and "maximum" level of performance which generally are based on our business plan for the year, as well as a "weight" that will determine the degree to which our performance results under each measure will affect the amounts of cash awards. The Board also sets "award triggers" which are minimum requirements that must be met before any cash awards will be paid. For our executive officers, more relative weight is given to overall bank performance. For other participants, the incentive is focused more on local factors such as branch performance and local cost control, although there is a smaller component for overall bank performance. Cash awards under the plan are calculated based on a percentage of each participant's annual base salary.

We set our annual incentive goals early in the year, but the Committee reviews them at the end of the year to judge whether they were reasonable and achieved what they were intended to achieve. On occasions the Committee will recommend adjustments for factors during the year that it believes were outside of the control of the various participants. The Committee also has discretion to recommend a reduction in a participant's indicated award amount, or payment of an additional amount, based on individual performance during the year. We have not established a policy regarding adjustments to or recovery of awards for prior years if the performance measures on which they were based are later restated.

For 2006, the award triggers set by the Board required that, before any bonuses could be paid, we must have had an ROAE of at least 9.70% and our most current regulatory examination rating had to be at a stated minimum level. The threshold, target and maximum levels of performance under the plan were as reflected in the following table.

Performance Measure	Threshold	Target	Maximum
ROAA	0.87%	0.95%	1.08%
ROAE	9.70%	10.58%	11.97%
Expense Ratio	3.32%	3.22%	3.12%

The relative weights of each performance measure that applied to each of our executive officers for 2006 were as reflected in the following table.

Name	ROAA	ROAE	Expense Ratio
Mr. Keeney	35%	45%	20%
Messrs. White, Plyler and Adams	20%	45%	35%

The percentage of base salary that could be awarded to each officer for weighted composite performance at the threshold, target and maximum levels of performance were as reflected in the following table. The percentages are interpolated for composite performance at levels between the threshold, target and maximum levels.

	Percentage of Base Salary for Performance at:		
Name	Threshold Level	Target Level	Maximum Level
Mr. Keeney	24%	29%	39%
Messrs. White, Plyler and Adams	15%	20%	25%

No adjustments to the goals were made for 2006. Based on our 2006 results, cash awards were paid at the 28.3% level for Mr. Keeney and at the 19.5% level for the other named officers. There was no discretionary reduction of, or increase in, the amount paid to any of our executive officers.

Stock Options and Restricted Stock Awards. Under our Omnibus Stock Ownership and Long Term Incentive Plan, options to buy shares of our common stock, and awards of restricted shares of common stock, are granted from time to time to our executive officers. The goals of the plan are:

- to more closely align the interests of our executive officers with those of our shareholders, and to ensure that our executive officers perform with a shareholder's perspective; and
- through the vesting schedules and forfeiture provisions that apply to stock options and awards, to help us retain our senior officers.

Stock options give the officers to whom they are granted the right to buy shares of our common stock during a stated period of time (ordinarily ten years) at a fixed price per share equal to the fair market value of our stock as determined under the terms of the plan on the date of grant. Options usually "vest," or become exercisable, at intervals as to portions of the shares they cover based on a vesting schedule. They generally terminate immediately upon the termination of an officer's employment for cause, 12 months following an officer's death, disability or retirement, or 90 days after any other termination of employment.

Restricted stock awards are conditional grants of shares of our common stock that vest at intervals as to portions of the shares in a manner similar to that described above for stock options. When a stock award is granted, the shares are issued to the officer at no cost, and he begins to receive cash dividends on the shares (at the same rate and on the same basis as our other shareholders) during the vesting period, but the shares are restricted and may not be sold or transferred until they vest. The restrictions are lifted on shares as they vest. If an officer's employment terminates for any reason, he forfeits his unvested shares unless we agree otherwise.

The plan also authorizes the grant of other types of awards, including long-term incentive compensation awards (cash awards that would be earned based on our performance measured against set goals over a period of two or more years) and stock appreciation rights. However, we have never granted any such other awards.

Neither stock options nor restricted stock awards include any performance-based conditions. The price per share of stock options, and the vesting schedule of options and restricted stock awards, are approved by our Board, based on the recommendation of the Compensation Committee, at the time they are granted. Awards generally are granted each year, with overlapping vesting periods so that each officer always holds awards that become vested in the future. By doing that, there is a continuing incentive for each officer to remain in his position with the Bank. The Committee has alternated between grants of stock options (which require officers to make payments to us upon exercise) and stock awards (which do not require any payment from the officers). The Committee usually considers the grant of awards at the beginning of each year, but grants are not timed in relation to earnings releases or other company news. We recently have tended to award stock options rather than restricted stock awards based on the Committee's belief that options provide a greater incentive value. The vesting schedule of options awarded recently to Mr. Keeney have been shorter than those of other executive officers based on the Committee's belief that retention is less of an issue as he approaches normal retirement age.

In granting options and stock awards under the plan in the past, the Compensation Committee has consulted from time to time with Matthews, Young & Associates, Inc., as to appropriate award levels based on the practices of similarly-sized banks and financial institutions. However, since 2004, and in connection with stock options granted during 2006, the Committee has used its own judgment in determining the levels that it considered to be reasonable and that would help us achieve the goals of the plan. There are no specific measures or criteria on which the Committee determines the amounts of stock options or stock awards that are granted to executive officers, and we have not established any specific policies for allocating between cash and non-cash compensation, or between annual and long-term compensation. We consider amounts of options and stock awards at the time of grant in relation to the officers' overall compensation, but, to date, gains realized by officers from prior awards have not affected those decisions.

Also during 2006, the Compensation Committee recommended, and our Board approved, a modification of outstanding, unvested stock options and stock awards held by one of our executive officers, William F. Plyler II, in connection with his retirement. We believed that action was a reasonable reward for Mr. Plyler's long-term service and loyalty and as a way to provide him with additional retirement security. The Committee will consider taking similar action with other officers on a case-by-case basis.

Supplemental Retirement Plan. Until 2002, our Section 401(k) defined contribution plan was the only arrangement we had to provide retirement benefits to our executive officers. During that year, the Bank entered into separate Supplemental Retirement Plan Agreements with our four senior executive officers under which, following their retirement at age 65, it will make payments to them until their deaths. The purpose of those agreements was to make our compensation program more competitive and retain our executive officers by rewarding their long-term service with more substantial retirement benefits.

The amounts of payments to each officer during an initial benefit period that extends from his retirement date to his actuarially calculated mortality age are specified in his agreement and generally increase each year. After each officer's initial period, his payments will increase or decrease based on a formula that includes a comparison of (1) the Bank's return on life insurance policies it has purchased to cover its costs associated with his benefits, to (2) the Bank's opportunity costs associated with the premiums it paid on those policies and any benefits paid to the officer under his agreement. Reduced benefits will be payable if an officer's employment terminates under various circumstances prior to age 65. If an officer retires or is terminated without cause after age 59½ but before age 65, his annual benefits (which will begin following his early termination date) will be reduced by 18.18% for each full year between his termination date and age 65. If he resigns or is terminated without cause before age 59½, his annual benefits (which will not begin until age 65) will be equal to 10% of his full benefits for each year he as been employed by the Bank, but not more than 80% of his full annual benefit amount. However, if an officer's employment is terminated as a result of disability, or for any reason following a change in control of the Bank, he will retain the right to full benefits under his agreement beginning at age 65. All benefits are forfeited if an officer's employment is terminated for cause.

Under the life insurance policies purchased by the Bank, upon an officer's death his beneficiary or estate will receive a portion (from 0% to 80%) of the difference between the death benefits on and the cash values of the life insurance policies. The actual percentage is determined based on whether the officer remains employed by the Bank or is retired at the time of death and, if no longer employed for reasons other than retirement or disability, the officer's age and length of service. All remaining policy proceeds, including the full cash value of the policies, will be paid to the Bank.

Change in Control Agreements. Mr. Keeney's employment agreement with the Bank, and separate agreements with Mr. White and Mr. Adams, include "change in control" provisions under which the Bank, or its successor, would be required to pay them a lump-sum payment (based on a multiple of the average of their salaries and annual incentive compensation for the preceding three years) if their employment is terminated without cause within three months following a change in control of the Bank, or if certain other "termination events" occur following a change in control and they voluntarily terminate their own employment. Those provisions are described in more detail in this proxy statement under the caption "Potential Payments Upon Termination of Employment or a Change of Control."

The Compensation Committee believes these arrangements help us retain qualified executive officers by providing them with financial protection in the event that there is a change in control of the Bank. We believe those arrangements also help us maintain an environment in which there is less risk that our executive officers' objectivity will be compromised if they are faced with the prospect of a change in control. The "double trigger" mechanism we included in these arrangements would permit an acquiring company to avoid being required to make a payment to our executive officers by continuing to employ them and treating them fairly. We believe that will help to minimize any discount that an acquiring company might factor into the amount it offers to pay our shareholders in an acquisition transaction, while still protecting our officers.

Personal Benefits. In addition to the primary forms of compensation described above, our executive officers receive all benefits (including group insurance coverages) that are available generally to all our employees, and we provide them with limited amounts of other non-cash personal benefits. In particular, we furnish vehicles to our executive officers, and we do not restrict their personal use of those vehicles. However, our incremental costs associated to those benefits is relatively small, both in relation to our officers' total compensation and to benefits provided to executive officers at other companies. As part of its review of our executive officers' overall compensation each year, the Compensation Committee reviews all benefits being provided, or proposed to be provided, to executive officers, and it recommends to the Boards of Directors whether those benefits should be approved.

Tax and Accounting Implications

Internal Revenue Service regulations disallow a tax deduction to public corporations for compensation, other than performance-based compensation, over $1 million paid during any fiscal year to their CEOs and their next four most highly compensated named executive officers. Because the levels of our executive officers' compensation is below that amount, those regulations will not have an effect on our income tax liability.

Compensation Committee Report

The Compensation Committee has:

- reviewed and discussed with management the Compensation Discussion and Analysis that is included in this proxy statement; and
- based on that review and discussion, recommended to the full Board of Directors that the Compensation Discussion and Analysis be included in our proxy statement and Annual Report on Form 10-K.

The Compensation Committee

George T. Davis, Jr. *Gregory C. Gibbs* *R. S. Spencer, Jr.* *J. Bryant Kittrell III* *Joseph T. Lamb, Jr.*

EXECUTIVE COMPENSATION

Summary

The following table shows the cash and certain other compensation paid or provided to or deferred by our named executive officers for 2006. Our executive officers are compensated by the Bank for their services as its officers, and they receive no separate salaries or other cash compensation from us for their services as our officers. With the exception of our Chief Executive Officer who is employed under an employment agreement with the Bank as described below, each of the named officers is employed on an "at will" basis and subject to reelection as an officer each year, and none of them have employment agreements with us or the Bank.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary (3)	Bonus (4)	Stock Awards (5)	Option Awards (6)	Non-Equity Incentive Plan Compensation (3)(7)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (8)	All Other Compensation (9)	Total
Arthur H. Keeney III (1) President and Chief Executive Officer	2006	$245,000	$-0-	$48,106	$52,024	$69,317	$124,884	$12,744	$552,075
J. Dorson White, Jr. Executive Vice President and Chief Operating Officer	2006	145,000	-0-	14,285	14,547	28,213	20,809	11,940	234,794
William F. Plyler II (2) Senior Vice President and Chief Credit Officer	2006	115,500	-0-	45,608	37,508	22,473	30,883	9,606	261,578
Gary M. Adams Senior Vice President and Chief Financial Officer	2006	100,000	-0-	9,189	5,068	19,458	6,107	8,491	148,313

(1) Mr. Keeney is a member of our Board of Directors, but he does not receive any additional cash compensation for his service as a director.

(2) Mr. Plyler retired effective on January 1, 2007.

(3) Includes the amount deferred at each officer's election under our Section 401(k) plan and, in Mr. Keeney's case, the additional amount he deferred under a separate non-qualified deferred compensation plan. As described below under the caption "Deferred Compensation," amounts deferred under that plan are invested for Mr. Keeney by an unrelated bank, and we do not make any matching contribution to, or pay any interest or other amount or guarantee any rate of return on, his deferred compensation. During February 2007, our and the Bank's Boards, based on the recommendation of the Compensation Committee, approved annual increases in base salary rates for 2007 as follows: Mr. Keeney—$270,000; Mr. White—$160,000; and Mr. Adams—$105,000.

(4) No discretionary bonuses were paid for 2006.

(5) Reflects the amount of compensation expense, as calculated under FAS 123R, that we recognized in our financial statements for 2006 relating to all outstanding restricted stock awards held by each officer. Expense related to each restricted stock award is calculated based on the fair market value of the underlying shares at the time the award is granted and is recognized on a straight-line basis over the vesting period of the award. The amount shown for Mr. Plyler includes the effect of our modification of his restricted stock awards during 2006 to accelerate their vesting in connection with his retirement.

(6) Reflects the amount of compensation expense, as calculated under FAS 123R, that we recognized in our financial statements for 2006 relating to all outstanding stock options held by each officer. A discussion of material assumptions made in our valuation of and expense related to outstanding stock options is contained in Notes 1(O) and 9 to our consolidated financial statements. The amount shown for Mr. Plyler includes additional expense recognized during 2006 as a result of our modification of his stock options to accelerate their vesting in connection with his retirement.

(7) Reflects the amount paid made to each officer for 2006 under our annual Incentive Plan described below under the caption "Plan-Based Awards."

(8) Reflects the increase from December 31, 2005, to December 31, 2006 in the present value of each officer's accumulated benefits under their supplemental retirement plan agreements described below under the caption "Retirement Benefits." In Mr. Keeney's case, the amount reflects the aggregate increase under two separate plan agreements as follows: Executive Supplemental Retirement Plan - $120,546; Director Supplemental Retirement Plan —$4,338.

(9) The listed amounts include:

- for each officer, matching contributions made by the Bank under our Section 401(k) plan as follows: Mr. Keeney —$6,754; Mr. White—$10,176; Mr. Plyler—$8,431; Mr. Adams—$7,354; and
- for each officer, cash dividends paid (on the same basis as they were paid to all our shareholders) on shares covered by unvested restricted stock awards as follows: Mr. Keeney—$5,990; Mr. White—$1,764; Mr. Plyler—$1,175; Mr. Adams—$1,137.

In addition to compensation paid in cash, from time to time our executive officers receive various personal benefits. None of the named officers received personal benefits during 2006 for which our estimated aggregate incremental cost exceeded $10,000, and the amounts of those benefits are not included in the table. We also provide our officers with group life, health, medical and other insurance coverages that are generally available to all salaried employees, and the cost of that insurance is not included in the Summary Compensation Table. As described below under the caption "Potential Payments Upon Termination of Employment and Change of Control—Endorsement Split-Dollar Agreements," the named officers are covered by split-dollar life insurance policies that are owned by the Bank and for which it paid lump-sum premiums during 2002. No premiums were paid on those policies during 2006, and no amounts related to those policies are included in the table.

Employment Agreement

Mr. Keeney is employed by the Bank under an employment agreement entered into during 1998. The agreement provides for:

- an initial "rolling" term of three years that, at the end of each year, is extended by one additional year unless either the Bank or Mr. Keeney gives notice that the agreement will not be extended;
- annual base salary (originally, $112,000) which is subject to review and periodic increase by the Bank's Board; and
- the right to participate in bonus or incentive plans and other benefits made available by the Bank to its executive officers.

The agreement contains other provisions under which payments and benefits will be provided to Mr. Keeney, and that limit his ability to compete against the Bank, following a termination of his employment under various circumstances, including termination following a change in control of the Bank. Those provisions are described below under the caption "Potential Payments Upon Termination of Employment or a Change of Control."

Plan-Based Awards

We have two compensation plans under which we grant awards from time to time to our executive officers, including our:

- Omnibus Stock Ownership and Long Term Incentive Plan under which options to buy shares of our common stock, and awards of restricted shares of common stock, are granted; and
- Incentive Plan under which additional cash compensation may be paid each year based on our corporate performance.

Stock Options and Restricted Stock Awards. Stock options give the officers to whom they are granted the right to buy shares of our common stock during a stated period of time (ordinarily ten years) at a fixed price per share equal to the fair market value of our stock as determined under the terms of the plan on the date of grant. Options usually "vest," or become exercisable, at intervals as to portions of the shares they cover based on a vesting schedule.

Restricted stock awards are conditional grants of shares of our common stock to officers that vest at intervals as to portions of the shares in a manner similar to that described above for stock options. When an award is granted, the shares are issued to the officer and he begins to receive cash dividends on the shares (at the same rate and on the same basis as our other shareholders) during the vesting period, but the shares are restricted and may not be sold or transferred until they vest. The restrictions are lifted as to the shares as they vest. If an officer's employment terminates for any reason, he forfeits his unvested shares unless we agree otherwise.

Neither type of award includes any performance-based conditions. The price per share of stock options, and the vesting schedule of options and restricted stock awards, are approved by our Board, based on the recommendation of our Compensation Committee, at the time they are granted. Additional information about the plan is contained under the caption "Compensation Discussion and Analysis—Stock Options and Restricted Stock Awards."

Incentive Plan. Under our Incentive Plan, a portion of the cash compensation paid each year to our executive officers and other employees chosen to participate in the plan is tied to the extent to which we achieve goals set by our Board for the year with respect to various measures of corporate performance. Cash awards under the plan are calculated based on a percentage of each executive officer's annual base salary. Additional information about the operation of the plan for 2006, including information about the threshold, target and maximum targets, and the relative weights of, each performance measure, and the formula used to calculate each named officer's award, is contained under the caption "Compensation Discussion and Analysis—Incentive Plan."

New Grants During 2006. For 2006, we granted a stock option to each of our executive officers named in the Summary Compensation Table, and each of them was a participant in the Incentive Plan. Also, in connection with Mr. Plyler's retirement, we modified the terms of three stock options and two restricted stock awards he held to accelerate their vesting. The following table contains information about the new awards and the award modifications.

GRANTS OF PLAN-BASED AWARDS DURING 2006

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)			Number of Shares of Stock or Units	Number of Securities Underlying Options	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards
		Threshold	Target	Maximum				
Arthur H. Keeney III	02/21/06	—	—	—	—	8,954	$28.52	$78,348 (2)
	N/A	$58,800	$71,050	$95,550	—	—	—	—
J. Dorson White, Jr.	02/21/06	—	—	—	—	4,952	28.52	43,330 (2)
	N/A	21,750	29,000	36,250	—	—	—	—
William F. Plyler II	02/21/06	—	—	—	—	2,562	28.52	22,418 (2)
	11/16/06	—	—	—	—	380 (3)	13.25 (3)	6,469 (3)
	11/16/06	—	—	—	—	2,562 (3)	29.00 (3)	(7,827) (3)
	11/16/06	—	—	—	—	2,562 (3)	28.52 (3)	(7,182) (3)
	11/16/06	—	—	—	605 (4)	—	—	8,954 (4)
	11/16/06	—	—	—	1,123 (4)	—	—	4,829 (4)
	N/A	17,325	23,100	28,875	—	—	—	—
Gary M. Adams	02/21/06	—	—	—	—	1,619	28.52	14,166 (2)
	N/A	15,000	20,000	25,000	—	—	—	—

(1) Reflects the dollar amount each officer could have received for 2006 under our Incentive Plan based on corporate performance at each level.

(2) Values have been calculated as of the grant date of each option pursuant to FAS 123R based on the Black-Scholes option pricing model and assuming 30.37% volatility, a 4.52% risk-free rate of return, an expected annual dividend yield of 2.4%, and an expected life of seven years.

(3) Share amounts reflect the numbers of unvested shares covered by three options held by Mr. Plyler that were modified to accelerate their vesting in connection with his retirement. The modified 2,562-share option at an exercise price of $28.52 is the same option as the one granted on 02/21/06 at that price. Exercise prices reflect the original prices of those modified options which were not changed when the options were modified. Values reflect the incremental increase (decrease) in the fair values of the options, in comparison to their fair values at the time they

were originally granted, as calculated pursuant to FAS 123R based on the Black-Scholes option pricing model and assuming 22.58% volatility, a 5.03% risk-free rate of return, an expected annual dividend yield of 2.4%, and an expected life of 13 months. The shorter expected life resulted in an incremental decrease in fair value of two of the options.

(4) Share amounts reflect the numbers of unvested shares covered by two restricted stock awards held by Mr. Plyler that were modified to accelerate their vesting in connection with his retirement. Values reflect the incremental increase in the fair values of the awards, in comparison to their fair values at the time they were originally granted, as calculated pursuant to FAS 123R based on the market value of the shares on the date the awards were modified.

The new stock options granted to Messrs. Keeney, White and Adams during 2006 become exercisable in three equal installments beginning on February 21, 2007, in the case of Mr. Keeney's option, and on February 21, 2009, in the case of Mr. White and Mr. Adams. As a result of the modification described in footnotes to the table above, all restricted stock awards held by Mr. Plyler became fully vested, and all his stock options became fully exercisable, when he retired. If they are not exercised sooner, the options will expire on January 1, 2008, which is one year following his retirement date.

Based on our performance, cash awards were paid for 2006 under the Incentive Plan equal to 28.3% of Mr. Keeney's base salary and 19.5% of each other named officer's base salary. The amounts of those cash awards are listed in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table above. No adjustments were made to the performance targets, and there was no discretionary increase in, or reduction of, the amount paid to any of our executive officers.

Outstanding Stock Options and Restricted Stock Awards. The following table contains information about all unexercised stock options (listed individually) and unvested restricted stock awards (listed in the aggregate) held on December 31, 2006, by our executive officers named in the *Summary Compensation Table*.

Outstanding Equity Awards at 2006 Year End

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Stock Options (Exercisable)	Number of Securities Underlying Unexercised Stock Options (Unexercisable)	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested (12)
Arthur H. Keeney III	4,422	-0-	$12.50	01/21/08	8,809 (8)	$287,173
	4,200	-0-	10.00	02/16/10	—	—
	2,747	1,373 (1)	13.25	01/16/12	—	—
	2,984	5,970 (2)	29.00	05/17/15	—	—
	-0-	8,954 (3)	28.52	02/21/16	—	—
J. Dorson White, Jr.	2,043	-0-	12.50	01/21/08	2,594 (9)	84,564
	1,960	-0-	10.00	02/16/10	—	—
	1,133	567 (1)	13.25	01/16/12	—	—
	-0-	4,952 (4)	29.00	05/17/15	—	—
	-0-	4,952 (5)	28.52	02/21/16	—	—
William F. Plyler II	972	-0-	12.50	01/01/08 (7)	(10)	—
	1,456	-0-	10.00	01/01/08 (7)	—	—
	1,130 (6)	-0-	13.25	01/01/08 (7)	—	—
	2,562 (6)	-0-	29.00	01/01/08 (7)	—	—
	2,562 (6)	-0-	28.52	01/01/08 (7)	—	—
Gary M. Adams	1,407	-0-	12.50	01/21/08	1,672 (11)	54,507
	742	-0-	10.00	02/16/10	—	—
	767	383 (1)	13.25	01/16/12	—	—
	-0-	1,619 (4)	29.00	05/17/15	—	—
	-0-	1,619 (5)	28.52	02/21/16	—	—

(1) Exercisable on 01/16/07.

(2) Exercisable as to one-half of the shares on each of 05/17/07 and 05/17/08.
(3) Exercisable as to one-third of the shares on each of 02/21/07, 02/21/08 and 02/21/09.
(4) Exercisable as to one-third of the shares on each of 05/17/08, 05/17/09 and 05/17/10.
(5) Exercisable as to one-third of the shares on each of 02/21/09, 02/21/10 and 02/21/11.
(6) During 2006, and in connection with Mr. Plyler's retirement, we modified the terms of these three options to accelerate their vesting as to all unvested shares.
(7) All of Mr. Plyler's options will expire one year following his retirement.
(8) Vests as to 1,616 shares on 01/01/07, 1,678 shares on 01/13/07, 2,157 shares on 01/01/08, 1,678 shares on 01/13/08, and 1,680 shares on 01/13/09.
(9) Vests as to 384 shares on 01/01/07, 565 shares on 01/13/07, 513 shares on 01/01/08, 565 shares on 01/13/08, and 567 shares on 01/13/09.
(10) During 2006, and in connection with his retirement on 01/01/07, we modified the terms of two restricted stock awards held by Mr. Plyler to accelerate their vesting as to 1,095 unvested shares. The remaining 633 shares included in his awards vested on 01/01/07 under their original terms and, on 12/31/06 had a market value of $20,636. However, since his service would not continue into 2007, for accounting purposes we treated those shares as having vested, and recognized the expense of those remaining shares, during 2006. Those shares are not shown in the table.
(11) Vests as to 264 shares on 01/01/07, 352 shares on 01/13/07, 351 shares on 01/01/08, 352 shares on 01/13/08, and 353 shares on 01/13/09.
(12) Market values of unvested shares are based on the last reported trade price for our stock on The Nasdaq Stock Market on the last trading day of 2006.

Exercises and Vesting. No outstanding stock options were exercised during 2006. However, previously granted restricted stock awards did become vested during the year. The following table contains information about all restricted stock awards held by our executive officers named in the Summary Compensation Table that became vested during 2006.

OPTION EXERCISES AND STOCK VESTED DURING 2006

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise	Number of Shares Acquired on Vesting	Value Realized on Vesting (3)
Arthur H. Keeney III	-0-	$ -0-	1,206 (1)	$32,441
	—	—	1,616 (1)	43,470
J. Dorson White, Jr.	-0-	-0-	525 (1)	14,123
	—	—	384 (1)	10,330
William F. Plyler II	-0-	-0-	350 (1)	9,415
	—	—	259 (1)	6,967
	—	—	346 (2)	11,349
	—	—	749 (2)	24,567
Gary M. Adams	-0-	-0-	335 (1)	9,012
	—	—	264 (1)	7,102

(1) Reflects shares of restricted stock covered by awards that became vested under their original terms on 01/01/06.
(2) Reflects shares of restricted stock covered by awards as to which vesting was accelerated in connection with Mr. Plyler's retirement. An additional 633 shares became vested under their original terms on 01/01/07.
(3) Values realized are based on last reported trade prices for our stock on The Nasdaq Stock Market on the last trading day prior to each vesting date.

Deferred Compensation

We have a separate arrangement under which Mr. Keeney may elect each year, in advance, to defer receipt of up to 90% of his salary and up to 100% of his bonus. We pay the deferred amounts to an independent trustee that credits them to a deferral account for Mr. Keeney. We do not make any contributions to, or pay any interest or other amount or guarantee any rate of return on, Mr. Keeney's deferral account. The trustee invests amounts credited to the account, as directed by Mr. Keeney, into any one or a combination of investment funds available under the arrangement which are similar to those available to our officers and employees for the investment of their account balances under our

Section 401(k) plan. His investment elections may be changed each quarter. The balance of Mr. Keeney's deferral account will be paid to him following his retirement or other termination of employment. Payment also may be made prior to termination of employment, but only with the approval of our Board of Directors. Payment may be made in a lump-sum or in periodic payments over ten years. None of our other executive officers participate in the arrangement.

The following table contains information about Mr. Keeney's deferral account for 2006.

NONQUALIFIED DEFERRED COMPENSATION DURING 2006

Name	Executive Contributions in 2006	Company Contributions in 2006	Aggregate Earnings in 2006	Aggregate Withdrawals/ Distributions in 2006	Aggregate Balance at 12/31/06
Arthur H. Keeney III	$37,119 (1)	$-0- (2)	$13,847 (3)	$-0-	$164,840 (4)

(1) The full amount deferred by Mr. Keeney for 2006 is included in his salary listed in the Summary Compensation Table.

(2) We do not make any contributions to Mr. Keeney's account under the plan.

(3) Earnings on Mr. Keeney's account are not listed in the Summary Compensation Table. All deferred amounts are invested by an independent trustee, and we do not pay any interest or other amount, or guarantee any return, on his deferred compensation.

(4) Includes an aggregate of $134,654 in contributions by Mr. Keeney (including his 2006 contribution) since 2002. All amounts contributed in prior years were disclosed as salary or bonus in the Summary Compensation Tables contained in our proxy statements for those years.

Retirement Benefits

As a supplement to our Section 401(k) plan, the Bank has entered into separate agreements with our executive officers under which, following their retirement at age 65, it will make payments to them until their deaths. The amounts of payments to each officer during an initial benefit period that extends from his retirement date to his actuarially calculated mortality age are specified in his agreement and generally increase each year. After each officer's initial period, his payments will increase or decrease based on a formula that includes a comparison of the Bank's return on life insurance policies it has purchased to cover its costs associated with his benefits, to the Bank's opportunity costs associated with the premiums it paid on those policies and any benefits paid to the officer under his agreement. Reduced benefits will be payable if an officer's employment terminates under various circumstances prior to age 65. If an officer retires or is terminated without cause after age 59½ but before age 65, his annual benefits (which will begin following his early termination date) will be reduced by 18.18% for each full year between his termination date and age 65. If he resigns or is terminated without cause before age 59½, his annual benefits (which will not begin until age 65) will be equal to 10% of his full benefits for each year he as been employed by the Bank, but not more than 80% of his full annual benefit amount. However, if an officer's employment is terminated as a result of disability, or for any reason following a change in control of the Bank, he will retain the right to full benefits under his agreement beginning at age 65. All benefits are forfeited if an officer's employment is terminated for cause. At the end of 2006, Messrs. Keeney and Plyler were eligible for early retirement under their agreements. Mr. Plyler retired effective on January 1, 2007, however, in connection with his retirement, his agreement was modified to provide that he will receive full annual benefits under his agreement but they will not begin until he reaches age 65.

As a director, Mr. Keeney also has a separate, similar agreement with the Bank under a plan that provides retirement benefits to directors. The terms of that plan are described under the caption "Director Compensation—Director Retirement and Death Benefits."

The following table contains information about benefits that may be paid under the agreements to our executive officers named in the Summary Compensation Table.

PENSION BENEFITS

Name	Plan Name	Number of Years Credited Service	Present Value of Accumulated Benefit (1)	Payments During Last Fiscal Year (2)
Arthur H. Keeney III	Executive Supplemental Retirement Plan	4	$482,545	$-0-
	Director Supplemental Retirement Plan	4	17,365	-0-
J. Dorson White, Jr.	Executive Supplemental Retirement Plan	4	83,298	-0-
William F. Plyler II (3)	Executive Supplemental Retirement Plan	4	123,622	-0-
Gary M. Adams	Executive Supplemental Retirement Plan	4	24,444	-0-

(1) The amounts listed reflect the present values, as of December 31, 2006, of the officers' accumulated benefits under the plan. The amounts are equal to the liabilities for those benefits accrued on our books under APB Opinion No. 12 and FAS No. 87, based on the same assumptions we use for financial statement purposes and assuming that payments will be made to each officer following his retirement at age 65 in amounts, and for an initial benefit period, stated in the officer's agreement. The initial benefit period, and the actual beginning and ending annual benefit amount during that period, for each officer are reflected in the table below.

Name	Plan Name	Initial Period	Beginning Annual Benefit	Ending Annual Benefit
Arthur H. Keeney III	Executive Supplemental Retirement Plan	12 years	$82,779	$108,046
	Director Supplemental Retirement Plan	7 years	11,373	12,553
J. Dorson White, Jr.	Executive Supplemental Retirement Plan	11 years	51,362	62,469
William F. Plyler II	Executive Supplemental Retirement Plan	12 years	21,201	27,688
Gary M. Adams	Executive Supplemental Retirement Plan	10 years	22,694	23,383

(2) None of the officers have begun receiving payments under their agreements.
(3) Mr. Plyler retired from his position with the Bank effective on January 1, 2007. In connection with his retirement, his agreement was modified such that it will remain in effect but he will not begin to receive payments until age 65.

Potential Payments Upon Termination of Employment or a Change of Control

Under agreements between the Bank and our executive officers, the officers will receive payments and benefits from the Bank if their employment terminates under various circumstances. Those arrangements are described in the following paragraphs, and a summary of the payments and benefits each officer will receive following different termination events is contained in the table below.

Employment Agreement with Mr. Keeney. Mr. Keeney's employment agreement is described above under the caption "Employment Agreement." If his employment is terminated without cause, he will continue to receive his base salary, paid monthly, for the remaining term of his agreement. If the termination without cause occurs within three months following a change in control of the Bank, or if a "termination event" (as defined below) occurs following a change in control and Mr. Keeney voluntarily terminates his own employment, he will receive a lump sum payment equal to the average of the base salary, cash bonuses and incentives paid to him over the three prior 12-month periods, multiplied by 2.99. Under any of those circumstances, Mr. Keeney will receive continued medical and disability insurance coverage for the remaining term of his employment agreement.

A "termination event" will occur under Mr. Keeney's agreement if, within three months following a change in control: (1) his salary is reduced; (2) his responsibilities are reduced (without regard to his title); or (3) he is required to change his workplace to a location greater than 75 miles from Engelhard, North Carolina. A "change in control" means, generally, a direct or indirect acquisition by another person or entity, by merger, share exchange, consolidation, purchase or otherwise, of all or substantially all of the assets or stock of the Bank or its parent company.

While Mr. Keeney receives payments under his agreement, he may not be employed by or participate in the management, operation or control of any business that competes with the Bank in any county in which the Bank has an office or in any contiguous county. He could be employed by a financial institution that is not headquartered in any of the prohibited counties, but he could not live or work, or have managerial input or control of the other institution's activities, in one of those counties. Those provisions will not apply in the case of a termination of his employment following a change in control since the Bank's payment to him under those circumstances will be made in a lump-sum and not over a period of time.

Other Change in Control Agreements. The Bank has separate "change in control" agreements with Mr. White and Mr. Adams. If their employment is terminated without cause within three months following a change in control of the Bank, or if a "termination event" (as defined below) occurs following a change in control and they voluntarily terminate their own employment, they will receive lump sum payments equal to the average of their base salary, cash bonuses and incentives paid to them over the three prior 12-month periods, multiplied by 1.50, and they will receive continued medical insurance coverage for a period of 18 months. The Bank had the same arrangement with Mr. Plyler, but his agreement has terminated as a result of his retirement.

A "termination event" will occur under these two agreements if, within three months following a change in control: (1) their salaries are reduced; or (2) their responsibilities are reduced (without regard to title). "Change in control" has the same meaning as under Mr. Keeney's employment agreement.

The agreements with Mr. White and Mr. Adams do not contain any restriction on their ability to compete with the Bank. However, the agreements do provide that, following any termination of their employment, they may not disclose or make use of any confidential information about the Bank's business that they received during their employment.

Retirement and Other Voluntary Terminations. Under each executive officer's supplemental retirement plan agreement described above under the caption "Retirement Benefits," the Bank will pay normal retirement benefits to the officer following his retirement at age 65, or reduced benefits following his early retirement after age 59 ½. If an officer resigns, or his employment is terminated by the Bank without cause, he will receive a reduced annual retirement benefit beginning immediately if the termination occurs after age 59 ½ but before age 65, or beginning at age 65 if the termination occurs before age 59 ½. If an officer becomes disabled, or if, following a change in control of the Bank, he resigns, or his employment is terminated without cause, before age 59 ½, he will receive his full annual retirement benefit under this agreement beginning at age 65.

Consulting Agreement. During 2006, and in connection with Mr. Plyler's retirement, the Bank entered into an agreement under which he will consult with the Bank's management and staff and provide services relating to credit analysis, underwriting and review, loan work-outs, and staff credit training. For his services during the one-year initial term of the agreement, the Bank will pay Mr. Plyler a retainer of $20,000, monthly payments of $7,000, and $75 per hour for his time spent in any month on the Bank's business in excess of 85 hours. At the end of the initial term, the agreement is renewable, at the Bank's option, for an additional year. During the renewal term, the Bank would pay Mr. Plyler a retainer of $20,000, monthly payments of $6,000, and $75 per hour for his time spent in any month on the Bank's business in excess of 65 hours. If the agreement is not renewed by the Bank, it will pay him $75,000. The Bank also will provide continued coverage for Mr. Plyler under the Bank's group medical insurance plan during the initial term and, if renewed by the Bank, the renewal term.

For a period of two years following his retirement, Mr. Plyler may not serve as an officer, director or employee of any financial institution that has an office within 100 miles of the Bank's headquarters. Mr. Plyler also agreed that he will not disclose information about the Bank's business that he received during his employment or during the term of the agreement.

Endorsement Split-Dollar Agreements. The Bank has purchased life insurance policies on the lives of each of our named executive officers, and has entered into an Endorsement Split-Dollar Agreement with each of them. The policies are owned by the Bank. Under the agreements, upon an officer's death while he remains employed by the Bank or after a termination of employment, a portion (from 0% to 80%) of the "net death proceeds" of the policies will be paid to the officer's beneficiary. The net death proceeds of a policy will equal the total death benefit payable under the policy minus the cash surrender value of the policy. The actual percentage is determined based on whether the officer remains

employed by the Bank or is retired at the time of death and, if no longer employed for reasons other than retirement or disability, the officer's age and length of service. The Bank will receive the remainder of the death benefits, including the full cash surrender value of the policies, which we expect will reimburse the Bank in full for its life insurance investment. During 2002, the Bank made one-time premium payments on the policies as follows: Mr. Keeney—$1,120,492; Mr. White—$330,000; Mr. Plyler—$263,000; and Mr. Adams—$136,000.

Summary of Payment and Benefits. Payments that would be made to the named executive officers under their supplemental retirement agreements are described under the caption "Retirement Benefits." The following table lists estimates of other payments and benefits that would be paid or provided to Messrs. Keeney, White and Adams if their employment had terminated under various circumstances on December 31, 2006. Mr. Plyler retired effective on January 1, 2007. In his case, the table lists estimates of aggregate other payments and benefits that will be paid or provided to him in connection with his retirement.

Type of Termination Event and Description of Payment or Benefit	A.H. Keeney	J.D. White	G.M. Adams	W.F. Plyler
Involuntary Termination Without Cause (Other than After a Change in Control):				
Aggregate cash payments	$490,000 (1)	—	—	—
Continued insurance coverage	35,580 (2)	—	—	—
Involuntary Termination Without Cause, or Voluntary Termination as a Result of a Termination Event, After a Change in Control:				
Aggregate cash payments	870,979	239,615	167,156	(4)
Continued insurance coverage	35,580 (2)	16,497 (3)	16,497 (3)	(4)
Retirement:				
Aggregate cash payments for consulting services	—	—	—	196,000 (5)
Continued insurance coverage	—	—	—	7,152 (6)
Accelerated vesting of stock options and restricted stock awards	—	—	—	5,243 (7)
Death:				
Death benefits under split-dollar life insurance policies	977,466 (8)	425,047 (8)	146,400 (8)	229,568 (8)

(1) Reflects the aggregate amount of monthly payments that would be paid to Mr. Keeney during the two-year remaining term of his employment agreement.

(2) Reflects our estimate of the aggregate cost (discounted to present value) of continued medical and disability insurance coverage equivalent to that currently provided to Mr. Keeney under our group plans that could be obtained in the marketplace for the two-year remaining term of his employment agreement. The amount has been calculated under FAS 106 based on the same actuarial assumptions as would be used for financial statement purposes under generally accepted accounting principles.

(3) Reflects our estimate of the aggregate cost (discounted to present value) of continued medical insurance coverage equivalent to that currently provided to the officers under our group plans that could be obtained in the marketplace for 18 months as provided in their change in control agreements. The amounts have been calculated under FAS 106 based on the same actuarial assumptions as would be used for financial statement purposes under generally accepted accounting principles.

(4) Mr. Plyler's change in control agreement terminated when he retired.

(5) Reflects total payments over the full two-year term of Mr. Plyler's consulting agreement based on the assumption that it will be renewed by the Bank for the second year. If the agreement is not renewed for the second year, total payments would be $179,000. Those amounts are based on 85 hours of service during the first year, and 65 hours during the second year. If Mr. Plyler provides additional services during any month, additional amounts would be paid on an hourly basis.

(6) Reflects the total cost, based on current rates, of continued medical insurance coverage under our group plan for the full two-year term of Mr. Plyler's consulting agreement.

(7) In connection with Mr. Plyler's retirement, during 2006 we modified the terms of three stock options and two restricted stock awards he held to accelerate their vesting to his retirement date. Those modifications are described above under the caption "Plan-Based Awards." This amount reflects the net aggregate incremental increase in the fair values of options and stock awards, as calculated pursuant to FAS 123R, resulting from the accelerated vesting.

(8) Reflects the portion of the aggregate death benefits payable under the split-dollar insurance policies that would be paid to the officer's beneficiary. The remainder of the death benefits, including the full cash value of the policies, would be paid to the Bank.

DIRECTOR COMPENSATION

Directors' Fees

Our outside directors serve and are compensated as directors of the Bank. The Boards of the Bank and our holding company meet jointly, and directors do not receive any additional compensation for their services as our directors unless our Board meets separately. Mr. Keeney is compensated as an executive officer of the Bank, and he receives no additional cash compensation for his service as a director. The following table describes our standard schedule of fees paid to our outside directors for 2006:

Description	Amount
Annual retainer	$6,000
Additional retainer paid to the Chairman	5,000
Fee per meeting of our and the Bank's Boards	750
Fee per meeting of Executive Committee	650
Fee per meeting of other committees	600
Additional fee per meeting of Audit Committee paid to committee Chairman	250

Directors who retire from service after age 70 continue to receive fees of $500 per month for a period of three years following their retirement.

Each director may elect each year, in advance, to defer receipt of up to 100% of his fees under the same deferred compensation arrangement that is described above for Mr. Keeney under the caption "Deferred Compensation." We pay the deferred amounts to an independent trustee that credits them to a deferral account for each director. We do not make any contributions to, or pay any interest or other amount or guarantee any rate of return on, the directors' accounts. The trustee invests amounts credited to the directors' accounts, as they direct, into any one or a combination of investment funds available under the arrangement which are similar to those available to our officers and employees for the investment of their account balances under our Section 401(k) plan. Six of our eight outside directors participated in that arrangement for 2006.

Director Retirement and Death Benefits

The Bank has entered into separate supplemental retirement plan agreements with each of our directors under which, following a director's retirement from service at an agreed upon age, the Bank will make monthly payments to him until his death in amounts provided for in his agreement. The amounts of payments to be made to a director during an initial benefit period that extends from his retirement date to his actuarially calculated mortality age are specified in his agreement and generally increase each year. After the director's initial period, his payments will increase or decrease based on a formula that includes a comparison of, in the case of seven of our outside directors, (1) the Bank's return on life insurance policies it has purchased to cover its costs associated with his benefits, to (2) the Bank's opportunity costs associated with premiums it paid on those policies and any benefits paid to the director under his agreement. In the case of one ourside director for whom insurance policies were not purchased, the formula makes that comparison based on assumed returns and premiums on policies on other insured plan participants. Reduced annual benefits are payable in the event a director's service terminates prior to his specified retirement age. However, if a director's service is terminated as a result of disability, or for any reason following a change in control of the Bank, he will retain the right to full benefits under his agreement. All benefits are forfeited if a director's service is terminated for cause.

As described above, the Bank has purchased life insurance policies on the lives of seven of our outside directors, and has entered into an Endorsement Split-Dollar Agreement with each of them. The policies are owned by the Bank. Under the agreements, upon a director's death, a portion (from 0% to 80%) of the "net death proceeds" of the policies will be

paid to the director's beneficiary. The net death proceeds of a policy will equal the total death benefit payable under the policy minus the cash surrender value of the policy. The actual percentage is determined based on whether the director remains a director or is retired at the time of death and, if no longer serving as a director for reasons other than retirement or disability, the director's length of service. The Bank will receive the remainder of the death benefits, including the full cash surrender value, which we expect will reimburse the Bank in full for its life insurance investment. During 2002, the Bank made one-time premium payments on the policies as follows: Mr. Davis— $200,000; Mr. Gibbs—$100,000; Mr. Hughes—$100,000; Mr. Kittrell—$100,000; Mr. Lamb—$200,000; Mr. Marshall—$100,000; and Mr. Spencer—$200,000. During 2006, the Bank made a one-time premium payment of $100,000 on policies covering Mr. Weeks.

Director Compensation for 2006

The following table summarizes the compensation paid or provided to our outside directors for 2006.

DIRECTOR COMPENSATION

Name (1)	Fees Earned or Paid in Cash (2)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (3)	All Other Compensation	Total
George T. Davis, Jr.	$33,700	$ 4,107	$ -0-	$ 37,807
Gregory C. Gibbs	31,900	6,210	-0-	38,110
John F. Hughes, Jr.	27,750	4,098	-0-	31,848
J. Bryant Kittrell III	41,100	6,422	-0-	47,522
Joseph T. Lamb, Jr.	18,750	17,940	-0-	36,690
B. Martelle Marshall	20,550	6,152	-0-	26,702
R. S. Spencer, Jr.	43,500	15,052	-0-	58,552
Michael D. Weeks	21,150	1,985	100,000 (4)	123,135

(1) Arthur H. Keeney is not listed in the table. He is compensated as an officer and employee of the Bank and does not receive any separate cash compensation for his services as a director.

(2) Includes amounts of fees deferred at each participating director's election under our deferral plan. Earnings on the directors' deferral accounts are not listed in the table.

(3) Amounts reflect the increase from December 31, 2005, to December 31, 2006 in the present value of each director's accumulated benefits under their Director Supplemental Retirement Plan agreements described above under the caption "Director Retirement and Death Benefits." The increase in Mr. Keeney's accumulated benefits under his plan agreement is included in the description of his compensation as an executive officer in the Summary Compensation Table.

(4) Reflects the aggregate one-time premium paid by the Bank during 2006 for life insurance policies which are owned by the Bank. Under Mr. Weeks' Endorsement Split-Dollar Agreement covering the policies, upon his death his beneficiary will receive a portion of the "net death proceeds" of the policies (defined as the total death benefit payable under the policies minus the cash surrender value of the policies). The Bank will receive the remainder of the death benefits, including the full cash surrender value.

TRANSACTIONS WITH RELATED PERSONS

Our Policy

Our Board of Directors has adopted a written policy under which our Audit Committee reviews and approves certain transactions, arrangements or relationships in which we or the Bank is a participant and in which any of our "related persons" has a material interest. Our related persons include our directors, nominees for election as directors, executive officers, beneficial owners of more than 5% of a class of our common stock, and members of the immediate family of one of those persons.

Except as described below, the policy covers:

- any transactions, arrangements or relationships, or series of transactions, arrangements or relationships that are required to be disclosed in our proxy statement under rules of the Securities and Exchange Commission (in general, those in which the dollar amount involved exceeds or will exceed an aggregate of $120,000, including all periodic payments); and,
- any other transactions, arrangements or relationships in which the dollar amount involved exceeds or will exceed an aggregate of $5,000 (including all periodic payments) and that would fall in the first category above except for their amount being less than the $120,000 dollar threshold specified above.

The transactions covered by the policy generally include loans, but it does not cover loans made by the Bank in the ordinary course of its business that are subject to banking regulations related to "insider loans" and that are required to be approved by a majority of the Bank's Board of Directors. The policy also does not cover the provision of services by the Bank as a depositary of funds or similar banking services in the ordinary course of its business, or compensation paid to our executive officers that has been reviewed and approved, or recommended to our Board of Directors for approval, by our Compensation Committee.

In its review of related person transactions, the policy provides that the Committee should exercise independent judgment and should not approve any proposed transaction unless and until it concludes to its satisfaction that the transaction:

- has been or will be agreed to or engaged in on an arm's-length basis,
- is to be made on terms that are fair and reasonable to us, and
- is in our best interests.

Related Person Transactions During 2006

There were no transactions with our related persons during 2006 that were required to be approved by our Audit Committee. The Bank has had, and expects to have in the future, banking transactions in the ordinary course of its business with certain of our current directors, nominees for director, executive officers, and their associates. All loans included in those transactions during 2006 were made on substantially the same terms, including interest rates, repayment terms and collateral, as those prevailing at the time those loans were made for comparable transactions with other persons, and those loans did not involve more than the normal risk of collectibility or present other unfavorable features.

Beneficial Ownership of Our Common Stock

Principal Shareholders

The following table lists persons who we believe owned, beneficially or of record, 5% or more of our outstanding shares on the Record Date for the Annual Meeting.

Name and address of beneficial owner	Amount and nature of beneficial ownership	Percentage of class
Estate of Anna Mae H. Gibbs PO Box 277, Swan Quarter, NC 27885	377,378 (1)	13.00%
Gregory C. Gibbs PO Box 402, Engelhard, NC 27824	383,256 (2)	13.21%
Regina A. Gibbs PO Box 578, Engelhard, NC 27824	447,868 (3)	15.43%
Charles G. Gibbs, Jr. PO Box 474, Engelhard, NC 27824	453,176 (4)	15.61%
Caxton Associates, LLC Princeton Plaza, Building 2 731 Alexander Road Princeton, New Jersey 08540	165,192 (5)	5.7%
OZ Management, LLC 9 West 57th Street, 39th Floor New York, New York 10019	259,087 (6) (7)	8.9%
OZ Master Fund, Ltd. c/o Goldman Sachs (Cayman) Trust, Limited G. T. Harbour Centre, Second Floor North Church Street George Town, Grand Cayman, Cayman Islands	246,336 (7)	8.5%

(1) Gregory C. Gibbs, Regina A. Gibbs and Charles G. Gibbs, Jr., serve as co-executors of the Estate of Anna Mae H. Gibbs, and the listed shares also are included in the shares listed as beneficially owned by each of them individually. The estate has pledged 377,378 shares as security for loans.

(2) Mr. Gibbs may be considered to have shared voting and investment power with respect to 377,628 of the listed shares, including 377,378 shares held by the Estate of Anna Mae H. Gibbs for which he serves as co-executor. Those shares also are included in the shares listed for the Estate and for each of Regina A. Gibbs and Charles G. Gibbs, Jr.

(3) Ms. Gibbs may be considered to have shared voting and investment power with respect to 447,130 of the listed shares, including 377,378 shares held by the Estate of Anna Mae H. Gibbs for which she serves as co-executor (which also are included in the shares listed for the Estate and for each of Gregory C. Gibbs and Charles G. Gibbs, Jr.) and 69,752 shares held by a family trust for which she serves as co-trustee (which also are included in the shares listed for Charles G. Gibbs, Jr.).

(4) Mr. Gibbs may be considered to have shared voting and investment power with respect to 447,130 of the listed shares, including 377,378 shares held by the Estate of Anna Mae H. Gibbs for which he serves as co-executor (which also are included in the shares listed for the Estate and for each of Gregory C. Gibbs and Regina A. Gibbs) and 69,752 shares held by a family trust for which he serves as co-trustee (which also are included in the shares listed for Regina A. Gibbs).

(5) The company's Schedule 13G filed with the SEC indicates that the shares are held by Caxton International Limited and Caxton Equity Growth Holdings LP, that it has voting and dispositive power with respect to those shares in its capacity as trading advisor to those entities, and that its Chairman and majority shareholder, Bruce S. Kovner, also may be deemed to beneficially own the shares.

(6) The company's Schedule 13G filed with the SEC indicates that the shares are held by a number of investment funds and discretionary accounts with respect to which it has voting and dispositive authority, including OZ Master Fund, LTD., and that its Senior Managing Member, Daniel S. Och, may be deemed to control the company and, therefore, also may be deemed to beneficially own the shares.

(7) The shares listed for OZ Master Fund, Ltd. also are included in the shares listed for OZ Management, LLC.

Directors and Executive Officers

The following table describes the beneficial ownership of our common stock on the Record Date for the Annual Meeting by our current directors, nominees for election as directors, and certain named executive officers, individually, and by all of our current directors and executive officers as a group.

Name of Beneficial owner	Amount and nature of Beneficial ownership (1)	Percent of class (2)
Gary M. Adams	7,475	0.26%
George T. Davis, Jr.	115,341 (3)	3.97%
Gregory C. Gibbs	383,256 (4)	13.21%
John F. Hughes, Jr.	2,200	0.08%
Arthur H. Keeney III	40,050	1.37%
J. Bryant Kittrell III	5,000	0.17%
Joseph T. Lamb, Jr.	33,218	1.14%
B. Martelle Marshall	2,277	0.08%
William F. Plyler II	11,019	0.38%
R. S. Spencer, Jr.	46,291	1.60%
Michael D. Weeks	1,017	0.04%
J. Dorson White, Jr.	13,244	0.46%
All current directors and executive officers as a group (13 persons)	660,388	22.47%

(1) Except as otherwise noted, and to the best of our knowledge, the individuals named and included in the group exercise sole voting and investment power with respect to all listed shares. The listed shares include the following numbers of shares with respect to which individuals named and included in the group have shared voting and investment power: Gary M. Adams—1,438 shares; George T. Davis, Jr. - 99,267 shares; Gregory C. Gibbs—377,628 shares; J. Bryant Kittrell III—1,000 shares; Joseph T. Lamb, Jr.—18,092 shares; B. Martelle Marshall - 591 shares; R. S. Spencer, Jr.—18,922 shares; and all current directors and executive officers as a group—516,938 shares, including shares described in footnote 4 below held by persons for whom one of our directors acts as attorney-in-fact. Individuals named and included in the group exercise sole voting power only with respect to the following numbers of shares representing unvested restricted stock awards pursuant to our Omnibus Stock Ownership and Long Term Incentive Plan: Gary M. Adams—1,408 shares; Arthur H. Keeney III—5,515 shares; J. Dorson White, Jr.—1,645 shares; and all current directors and executive officers as a group—8,568 shares. The listed shares also include the following numbers of shares that could be acquired by individuals named and included in the group pursuant to stock options that could be exercised within 60 days following the Record Date and with respect to which shares they may be deemed to have sole investment power only: Gary M. Adams—3,299 shares; Arthur H. Keeney III—18,710 shares; William F. Plyler II—8,682 shares; J. Dorson White, Jr.—5,703 shares; and all persons included in the group—36,394 shares. Shares listed for certain of the named individuals have been pledged as security for loans as follows: Mr. Gibbs—377,378 shares.

(2) Percentages are calculated based on 2,902,242 total outstanding shares plus, in the case of each named individual and the group, the number of additional shares (if any) that could be purchased by that individual or by persons included in the group pursuant to stock options that could be exercised within 60 days following the Record Date.

(3) Includes an aggregate of 92,274 shares held directly by Mr. Davis' mother and aunt for whom he acts as attorney-in-fact and as to which shares Mr. Davis disclaims beneficial ownership.

(4) Includes 377,378 shares held by the Estate of Anna Mae H. Gibbs for which Mr. Gibbs serves as co-executor.

Section 16(a) Beneficial Ownership Reporting Compliance

Our directors, executive officers and principal shareholders are required by federal law to file reports with the Securities and Exchange Commission regarding the amounts of and changes in their beneficial ownership of our common stock. Based on our review of copies of those reports, our proxy statements are required to disclose failures to report shares beneficially owned or changes in beneficial ownership, or to timely file required reports, during previous years. We currently are not aware of any required reports which were not filed, or which were filed late, during 2006.

PROPOSAL 2: RATIFICATION OF INDEPENDENT ACCOUNTANTS

Appointment of Independent Accountants

Our Audit Committee has selected our current independent accounting firm, Dixon Hughes PLLC, to serve as our independent accountants for 2007. The Committee's charter gives it the responsibility and authority to select and appoint our independent accountants and to approve their compensation and terms of the engagement under which they provide services to us. Our shareholders are not required by our Bylaws or the law to ratify the Committee's selection. However, we will submit a proposal to ratify the appointment of Dixon Hughes PLLC for 2007 for voting by shareholders at the Annual Meeting as a matter of good corporate practice and as a way for shareholders to be heard in the selection process. Representatives of Dixon Hughes PLLC are expected to attend the Annual Meeting and be available to respond to appropriate questions, and they will have an opportunity to make a statement if they desire to do so. If our shareholders do not ratify the Audit Committee's selection, the Committee will reconsider its decision, but it could choose to reaffirm its appointment of Dixon Hughes PLLC. Even if our shareholders vote to ratify the Committee's selection, during the year the Committee could choose to appoint different independent accountants at any time if it determines that a change would be in our best interests.

Dixon Hughes PLLC was first appointed as our independent accountants on March 10, 2005, and it audited our consolidated financial statements for the years ended December 31, 2005 and 2006. It replaced KPMG LLP which was dismissed by the Committee. Our relationship with KPMG LLP terminated on March 22, 2005, when it completed its audit of, and issued its report on, our financial statements for the year ended December 31, 2004. In connection with KPMG LLP's audits of our financial statements for the two years ended December 31, 2003 and 2004, and through the date of completion of its 2004 audit on March 22, 2005, there were no disagreements with KPMG LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to KPMG LLP's satisfaction, would have caused it to make reference to the subject matter of the disagreement in connection with its reports on our financial statements.

KPMG LLP's audit reports on our consolidated financial statements as of and for the years ended December 31, 2003 and 2004, did not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

During 2003 and 2004, and through March 22, 2005, when the Committee's action dismissing KPMG LLP became effective, there were no "reportable events" requiring disclosure pursuant Item 304(a)(1)(v) of the Securities and Exchange Commission's Regulation S-K or any "consultations" with Dixon Hughes PLLC of a type requiring disclosure pursuant to Item 304(a)(2) of Regulation S-K.

Our Board of Directors recommends that you vote "FOR" Proposal 2. To be approved, the number of votes cast in person and by proxy at the Annual Meeting in favor of the proposal must exceed the number of votes cast against it.

Services and Fees During 2006 and 2005

Except as described below, under its current procedures the Audit Committee specifically pre-approves all audit services and other services provided by our accountants. In the case of tax services and other permissible non-audit services, the Committee has delegated authority to its Chairman to pre-approve services between Committee meetings. Any approval of services by the Chairman is communicated to the full Committee at its next regularly scheduled meeting. The Committee also may authorize management to obtain tax services from our accountants from time to time during the year up to a specified aggregate amount of fees. Requests for advice in addition to that amount would require further approval.

As our independent accountants for 2006 and 2005, Dixon Hughes PLLC provided us with various audit and other services for which we and the Bank were billed, or expect to be billed, for fees as further described below. Our Audit Committee considers whether the provision of non-audit services by our independent accounting firm is compatible with maintaining its independence. The Committee believes that the provision of non-audit services by Dixon Hughes PLLC during 2006 did not affect its independence.

The following table lists the aggregate amounts of fees paid to Dixon Hughes PLLC for audit services for 2006 and 2005 and for other services they provided during 2006 and 2005.

Type of Fees and Description of Services	2006	2005
Audit Fees, including, for both years, audits of our consolidated financial statements, reviews of our condensed interim consolidated financial statements included in our quarterly reports, and services (including delivery of its comfort letter) related to a public offering of shares of our common stock, and, for 2006, an audit of our internal control over financial reporting	$199,990	$203,000
Audit-Related Fees, including audits of our 401(k) plan and financial accounting consultations	18,036	13,200
Tax Fees, including preparation of Form 5500s in connection with our benefit plans and assistance with estimated tax payments	3,550	2,000
All Other Fees, including assistance during 2005 with our strategic planning process	-0-	39,700

PROPOSALS FOR 2008 ANNUAL MEETING

Any proposal of a shareholder, other than a nomination for election as a director which is intended to be presented for action at our 2008 Annual Meeting must be received by our Corporate Secretary in writing at our address listed below no later than November 22, 2007, to be considered timely received for inclusion in the proxy statement and form of appointment of proxy that we will distribute in connection with that meeting. In order for a proposal to be included in our proxy materials for a particular meeting, the person submitting the proposal must own, beneficially or of record, at least 1% or $2,000 in market value of shares of our common stock entitled to be voted on that proposal at the meeting and must have held those shares for a period of at least one year and continue to hold them through the date of the meeting. Also, the proposal and the shareholder submitting it must comply with certain other eligibility and procedural requirements contained in rules of the Securities and Exchange Commission.

Written notice of a shareholder proposal (other than a nomination) intended to be presented at our 2008 Annual Meeting, but which is not intended to be included in our proxy statement and form of appointment of proxy, must be received by our Corporate Secretary at our address listed below no later than February 5, 2008, in order for that proposal to be considered timely received for purposes of the Proxies' discretionary authority to vote on other matters presented for action by shareholders at that meeting.

Under our Bylaws, at a meeting of our shareholders at which directors will be elected, nominations for election to our Board of Directors may be made by our Board or by a shareholder of record who is entitled to vote at the meeting if written notice of the shareholder's nomination has been delivered to our Corporate Secretary at our address listed below not later than the close of business on the fifth business day following the date on which notice of the meeting is first given to shareholders.

The required notice of a nomination must include: (1) the names and addresses of the shareholder who intends to make the nomination and of the person to be nominated; (2) a representation that the shareholder is a holder of record of shares of our common stock entitled to vote at the meeting and that he or she intends to appear in person or by proxy at the meeting to nominate the person named in the notice; (3) a description of all arrangements or understandings between the shareholder and the nominee and any other persons (naming those persons) pursuant to which the nomination is to be made by the shareholder; (4) all other information regarding the nominee that would be required to be included in a proxy statement filed under the proxy rules of the Securities and Exchange Commission if the nominee had been nominated by our Board; and (5) the written consent of the nominee to serve as a director if elected. Only persons who are nominated in the manner described in our Bylaws are eligible to be elected as directors at meetings of our shareholders, and the Chairman of a meeting of our shareholders may refuse to acknowledge a nomination that is not made in compliance with the procedures set out in our Bylaws.

The notices described above should be mailed to:

ECB Bancorp, Inc.
Attention: Corporate Secretary
Post Office Box 337
Engelhard, North Carolina 27824

Annual Report on Form 10-K

We are subject to the reporting requirements of the Securities Exchange Act of 1934, and we file periodic reports and other information about our company with the Securities and Exchange Commission, including annual reports, quarterly reports and proxy statements. You may review information that we file electronically with the SEC on the SEC's Internet website at *www.sec.gov*. Our own Internet website (*www.ecbbancorp.com*) contains a link to the SEC's website.

A copy of our 2006 Annual Report on Form 10-K as filed with the Securities and Exchange Commission accompanies this proxy statement.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

Commission File No. 0-24753

ECB BANCORP, INC.
(Name of Registrant as specified in its charter)

North Carolina	**56-2090738**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Post Office Box 337
Engelhard, North Carolina 27824
(Address of principal executive offices, including Zip Code)

(252) 925-9411
Registrant's telephone number, including area code

Securities registered under Section 12(b) of the Act:	**Common Stock, $3.50 par value per share**
Securities registered under Section 12(g) of the Act:	**None**
	(Title of class)

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer" and "large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the Registrant's most recently completed second fiscal quarter.

$79,945,477

On March 7, 2007, there were 2,902,242 outstanding shares of Registrant's common stock.

Documents Incorporated by Reference

Portions of Registrant's definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with its 2007 Annual Meeting are incorporated into Part III of this Report.

PART I

When used in this Report, the terms "we," "us," "our" and similar terms refer to the registrant, ECB Bancorp, Inc. The term "Bank" refers to our bank subsidiary, The East Carolina Bank.

Item 1. Business.

General

We are a North Carolina corporation organized during 1998 by the Bank and at the direction of its Board of Directors to serve as the Bank's parent holding company. We operate as a bank holding company registered with the Federal Reserve Board, and our primary business activity is owning the Bank and promoting its banking business. Through the Bank, we engage in a general, community-oriented commercial and consumer banking business.

The Bank is an insured, North Carolina-chartered bank that began operations in 1920. Its deposits are insured under the FDIC's Deposit Insurance Fund to the maximum amount permitted by law, and it is subject to supervision and regulation by the FDIC and the North Carolina Commissioner of Banks.

Like other community banks, our net income depends primarily on our net interest income, which is the difference between the interest income we earn on loans, investment assets and other interest-earning assets, and the interest we pay on deposits and other interest-bearing liabilities. To a lesser extent, our net income also is affected by non-interest income we derive principally from fees and charges for our services, as well as the level of our non-interest expenses, such as expenses related to our banking facilities and salaries and employee benefits.

Our operations are significantly affected by prevailing economic conditions, competition, and the monetary, fiscal and regulatory policies of governmental agencies. Lending activities are influenced by the general credit needs of small and medium-sized businesses and individuals in our banking markets, competition among lenders, the level of interest rates, and the availability of funds. Deposit flows and costs of funds are influenced by prevailing market interest rates (primarily the rates paid on competing investments), account maturities and the levels of personal income and savings in our banking markets.

Our and the Bank's headquarters are located at 35050 U.S. Highway 264 East in Engelhard, North Carolina, and our telephone number at that address is (252) 925-9411.

Business Offices and Banking Markets

The Bank has 20 full-service banking offices located in twelve North Carolina counties. Our banking markets are located east of the Interstate Highway 95 corridor in portions of the Coastal Plain region of North Carolina which extends from the Virginia border along the coast of North Carolina to the South Carolina border. Within that region, we subdivide our banking markets into four banking regions. The following table lists our branch offices in each banking region.

Region	Branches	County
Outer Banks Region	Currituck	Currituck
	Southern Shores/ Kitty Hawk	Dare
	Nags Head	Dare
	Manteo	Dare
	Avon	Dare
	Hatteras	Dare
	Ocracoke	Hyde
Western Region	Greenville (two offices)	Pitt
	New Bern	Craven
	Wilmington	New Hanover
Pamlico Region	Engelhard	Hyde
	Swan Quarter	Hyde
	Fairfield	Hyde
	Washington	Beaufort
	Williamston	Martin
	Morehead City	Carteret
Albemarle Region	Columbia	Tyrrell
	Creswell	Washington
	Hertford	Perquimans

Competition

Commercial banking in North Carolina is highly competitive, due in large part to our state's early adoption of statewide branching. Over the years, federal and state legislation (including the elimination of restrictions on interstate banking) has heightened the competitive environment in which all financial institutions conduct their business, and competition among financial institutions of all types has increased significantly.

Banking also is highly competitive in our banking markets, and customers tend to aggressively "shop" the terms of both their loans and deposits. North Carolina is home to two of the largest commercial banks in the United States, each of which has branches located in our banking markets, and we compete with other commercial banks, savings banks and credit unions, including three banks headquartered or controlled by companies headquartered outside of North Carolina but that have offices in our banking markets. According to the most recent market share data published by the FDIC, on June 30, 2006 there were 232 offices of 27 different FDIC-insured depository institutions (including us) in the 12 counties in which we have banking offices. Three of those banks (Wachovia, BB&T and First-Citizens Bank) controlled an aggregate of approximately 53% of all deposits in the 12-county area held by those 27 institutions, while we held approximately 5% of total deposits.

We believe community banks can compete successfully by providing personalized service and making timely, local decisions, and that further consolidation in the banking industry is likely to create additional opportunities for community banks to capture deposits from customers of other financial institutions who become dissatisfied as their financial institutions grow larger. Additionally, we believe continued growth in our banking markets provides us with an opportunity to capture new deposits from new residents.

Almost all our customers are small- and medium-sized businesses and individuals. We try to differentiate ourselves from our larger competitors with our focus on relationship banking, personalized service, direct customer contact, and our ability to make credit and other business decisions locally. We also depend on our reputation as a community bank in our

banking markets, our involvement in the communities we serve, the experience of our senior management team, and the quality of our associates. We believe that our focus allows us to be more responsive to our customers' needs and more flexible in approving loans based on collateral quality and personal knowledge of our customers.

Services

Our banking operations are primarily retail oriented and directed toward small- and medium-sized businesses and individuals located in our banking markets. We derive the majority of our deposits and loans from customers in our banking markets, but we also make loans and have deposit relationships with commercial and consumer customers in areas surrounding our immediate banking markets. We also market certificates of deposit by advertising our deposit rates on an Internet certificate of deposit network, and we accept "brokered" deposits. We provide most traditional commercial and consumer banking services, but our principal activities are taking demand and time deposits and making commercial and consumer loans. Our primary source of revenue is interest income we derive from our lending activities.

Lending Activities

General. We make a variety of commercial and consumer loans to small- and medium-sized businesses and individuals for various business and personal purposes, including term and installment loans, business and personal lines of credit, equity lines of credit and overdraft checking credit. For financial reporting purposes, our loan portfolio generally is divided into real estate loans, consumer installment loans, commercial and industrial loans (including agricultural production loans), and credit cards and related plans. We previously issued credit cards directly to our customers; however, during October 2005, we sold our portfolio of credit card accounts to another lender. We currently make credit card services available to our customers through a correspondent relationship. Statistical information about our loan portfolio is contained in Item 7 of this report under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Real Estate Loans. Our real estate loan classification includes all loans secured by real estate. Real estate loans include loans made to purchase, construct or improve residential or commercial real estate, for real estate development purposes, and for various other commercial, agricultural and consumer purposes (which may or may not be related to our real estate collateral). On December 31, 2006, loans amounting to approximately 78.4% of our loan portfolio were classified as real estate loans. We do not make long-term residential mortgage loans ourselves, but we originate loans of that type which are funded by and closed in the name of other lenders, or funded by us and sold to other lenders after closing. Those arrangements permit us to make long-term residential loans available to our customers and generate fee income but avoid risks associated with those loans in our loan portfolio.

Commercial real estate and construction loans typically involve larger loan balances concentrated with single borrowers or groups of related borrowers. Repayment of commercial real estate loans may depend on the successful operation of income producing properties, a business, or a real estate project and, therefore, may, to a greater extent than in the case of other loans, be subject to the risk of adverse conditions in the economy generally or in the real estate market in particular.

Construction loans involve special risks because loan funds are advanced on the security of houses or other improvements that are under construction and are of uncertain value before construction is complete. For that reason, it is more difficult to evaluate accurately the total loan funds required to complete a project and the related loan-to-value ratios. To reduce these risks, we generally limit loan amounts to 85% of the projected "as built" appraised values of our collateral on completion of construction. For larger projects, we include amounts for contingencies in our construction cost estimates. We generally require a qualified permanent financing commitment from an outside lender unless we have agreed to convert the construction loan to permanent financing ourselves.

On December 31, 2006, our construction and acquisition and development loans (consumer and commercial) amounted to approximately 27.8% of our loan portfolio, and our other commercial real estate loans amounted to approximately 29.3% of our loan portfolio.

Our real estate loans also include home equity lines of credit that generally are used for consumer purposes and usually are secured by junior liens on residential real property. Our commitment on each line is for a term of 15 years.

During the terms of the lines of credit, borrowers may either pay accrued interest only (calculated at variable interest rates), with their outstanding principal balances becoming due in full at the maturity of the lines, or they may make monthly payments of principal and interest equal to 1.5% of their outstanding balances. On December 31, 2006, our home equity lines of credit amounted to approximately 5.0% of our loan portfolio.

Many of our real estate loans, while secured by real estate, were made for purposes unrelated to the real estate collateral. This generally reflects our efforts to reduce credit risk by taking real estate as additional collateral, whenever possible, without regard to loan purpose. Substantially all of our real estate loans are secured by real property located in or near our banking markets. Our real estate loans may be made at fixed or variable interest rates, and they generally have maturities that do not exceed five years and provide for payments based on amortization schedules of less than 20 years. A real estate loan with a maturity of more than five years or that is based on an amortization schedule of more than five years generally will include contractual provisions that allow us to call the loan in full, or provide for a "balloon" payment in full, at the end of a period of no more than five years.

Consumer Installment Loans. Our consumer installment loans consist primarily of loans for various consumer purposes, as well as the outstanding balances of non-real estate secured consumer revolving credit accounts. A majority of these loans are secured by liens on various personal assets of the borrowers, but they also may be made on an unsecured basis. On December 31, 2006, our consumer installment loans made up approximately 1.5% of our loan portfolio, and approximately 13.6% of the aggregate outstanding balances of those loans were unsecured. In addition to loans classified on our books as consumer installment loans, many of our loans included in the real estate loan classification are made for consumer purposes but are classified as real estate loans on our books because they are secured by first or junior liens on real estate. Consumer loans generally are made at fixed interest rates and with maturities or amortization schedules that generally do not exceed five years. However, consumer-purpose loans secured by real estate (and, thus, classified as real estate loans as described above) may be made for terms of up to 15 years but under terms that allow us to call the loan in full, or provide for a "balloon" payment, at the end of a period of no more than five years.

Consumer installment loans involve greater risks than other loans, particularly in the case of loans that are unsecured or secured by depreciating assets. When damage or depreciation reduces the value of our collateral below the unpaid balance of a defaulted loan, repossession may not result in repayment of the entire outstanding loan balance. The resulting deficiency may not warrant further substantial collection efforts against the borrower. In connection with consumer lending in general, the success of our loan collection efforts is highly dependent on the continuing financial stability of our borrowers, and our collection of consumer installment loans may be more likely to be adversely affected by a borrower's job loss, illness, personal bankruptcy or other change in personal circumstances than is the case with other types of loans.

Commercial and Industrial Loans. Our commercial and industrial loan classification includes loans to small- and medium-sized businesses and individuals for working capital, equipment purchases and various other business and agricultural purposes. This classification excludes any loan secured by real estate. These loans generally are secured by business assets, such as inventory, accounts receivable, equipment or similar assets, but they also may be made on an unsecured basis. On December 31, 2006, our commercial and industrial loans made up approximately 15.4% of our loan portfolio, and approximately 14.1% of the aggregate outstanding balances of those loans represented unsecured loans. Those loans included approximately $19.2 million, or approximately 4.6% of our total loans, to borrowers engaged in agriculture, commercial fishing or seafood-related businesses. In addition to loans classified on our books as commercial and industrial loans, many of our loans included in the real estate loan classification are made for commercial or agricultural purposes but are classified as real estate loans on our books because they are secured by first or junior liens on real estate. Commercial and industrial loans may be made at variable or fixed rates of interest. However, any loan that has a maturity or amortization schedule of longer than five years normally will be made at an interest rate that varies with our prime lending rate and will include contractual provisions that allow us to call the loan in full, or provide for a "balloon" payment in full, at the end of a period of no more than five years. Commercial and industrial loans typically are made on the basis of the borrower's ability to make repayment from business cash flow. As a result, the ability of borrowers to repay commercial loans may be substantially dependent on the success of their businesses, and the collateral for commercial loans may depreciate over time and cannot be appraised with as much precision as real estate.

Loan Pricing. We price our loans under policies established as a part of our asset/liability management function. For larger loans, we use a pricing model developed by an outside vendor to reduce our exposure to interest rate risk on fixed and variable rate loans that have maturities of longer than three years. On December 31, 2006, approximately 55.6% of the total dollar amount of our loans accrued interest at variable rates.

Loan Administration and Underwriting. We make loans based, to a great extent, on our assessment of borrowers' income, cash flow, net worth, sources of repayment and character. The principal risk associated with each of the categories of our loans is the creditworthiness of our borrowers, and our loans may be viewed as involving a higher degree of credit risk than is the case with some other types of loans, such as long-term residential mortgage loans, in which greater emphasis is placed on collateral values. To manage this risk, we have adopted written loan policies and procedures, and our loan portfolio is administered under a defined process. That process includes guidelines and standards for loan underwriting and risk assessment, and procedures for loan approvals, loan grading, ongoing identification and management of credit deterioration, and portfolio reviews to assess loss exposure and to test our compliance with our credit policies and procedures.

The loan underwriting standards we use include an evaluation of various factors, including a loan applicant's income, cash flow, payment history on other debts, and ability to meet existing obligations and payments on the proposed loan. Although an applicant's creditworthiness is a primary consideration in the loan approval process, our underwriting process for secured loans also includes analysis of the value of the proposed collateral in relation to the proposed loan amount. We consider the value of collateral, the degree of certainty of that value, the marketability of the collateral in the event of foreclosure or repossession, and the likelihood of depreciation in the collateral value.

Our Board of Directors has approved levels of lending authority for lending and credit personnel based on our aggregate credit exposure to a borrower. A loan that satisfies the Bank's loan policies and is within a lending officer's assigned authority may be approved by that officer alone. Loans involving aggregate credit exposures in excess of a lending officer's authority may be approved by a Credit Policy Officer in our Loan Administration Department up to the amount of that officer's authority. Above those amounts, a secured or unsecured loan involving an aggregate exposure to a single relationship of up to $2 million may be approved either by our Chief Executive Officer, Chief Operations Officer or Chief Credit Officer, and a loan involving an aggregate exposure to a single relationship of up to $3 million may be approved by our General Loan Committee which consists of our Chief Executive Officer, Chief Operating Officer and Chief Credit Officer. A loan that exceeds the approval authority of that Committee, and, notwithstanding the above credit authorities, any single loan in excess of $2 million, must be approved by the Executive Committee of our Board of Directors.

When a loan is made, our lending officer handling that loan assigns it a grade based on various underwriting and other criteria under our risk grading procedures. Any proposed loan that grades below a threshold set by our Board of Directors must be reviewed by a Credit Policy Officer before it can be made, even if the loan amount is within the loan officer's approval authority. The grades assigned to loans we make indicate the level of ongoing review and attention we will give to those loans to protect our position and reduce loss exposure.

After loans are made, they are reviewed by our Loan Administration personnel for adequacy of contract documentation, compliance with regulatory requirements, and documentation of compliance with our loan underwriting criteria. Also, our Credit Policy Officers conduct detailed reviews of selected loans based on various criteria, including loan type, amount, collateral, and borrower identity, and the particular lending officer's or branch's lending history. These reviews include at least 10% of the loans made by each lending officer. All loans involving an aggregate exposure of $2 million or more ultimately are reviewed after funding by the Executive Committee of our Board of Directors. Each loan involving an aggregate exposure of more than $350,000 is required to be reviewed at least annually by the lending officer who originated the loan, and those reviews are monitored by a Credit Policy Officer. Loan Administration personnel also periodically review various loans based on various criteria, and we retain the services of an independent credit risk management consultant to annually review our problem loans, a random sampling of performing loans related to our larger aggregate credit exposures, and selected other loans.

During the life of each loan, its grade is reviewed and validated or modified to reflect changes in circumstances and risk. We generally place a loan on a nonaccrual status when it becomes 90 days past due or whenever we believe collection of that loan has become doubtful. We charge off loans when the collection of principal and interest has become doubtful and the loans no longer can be considered sound collectible assets (or, in the case of unsecured loans, when they become 90 days past due).

Our Special Assets Coordinator, who reports directly to our Chief Credit Officer, monitors the overall performance of our loan portfolio, monitors the collection activities of our lending officers, and directly supervises collection actions that involve legal action or bankruptcies.

Allowance for Loan Losses. Our Board of Directors reviews all impaired loans at least quarterly, and our management reviews asset quality trends monthly. Based on these reviews and our current judgments about the credit quality of our loan portfolio and other relevant internal and external factors, we have established an allowance for loan losses. The adequacy of the allowance is assessed by our management and reviewed by our Board of Directors each month. On December 31, 2006, our allowance was $4.725 million and amounted to 1.13% of our total loans and approximately 2,568% of our nonperforming loans.

On December 31, 2006, our nonperforming loans (consisting of non-accrual loans, loans past due greater than 90 days and still accruing interest, and restructured loans) amounted to approximately $184 thousand, and we had $240 thousand of repossessed collateral acquired in settlement of loans on our books. (See Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations.")

Seasonality and Cycles

Because the local economies of communities in our Outer Banks, Albemarle, and Pamlico Regions depend, to a large extent, on tourism and agribusiness (including seafood related businesses), historically there has been an element of seasonality in our business in those regions. However, more recently, the extent to which seasonality affects our business has diminished somewhat, largely as a result of a shift away from the seasonal population growth that once characterized many of our coastal communities and toward a more year-round economy resulting from increasing numbers of permanent residents and retirees relocating to these markets. The seasonal patterns that once characterized agribusiness also have been lessened with agricultural product diversification, the year round marketing and sales of agricultural commodities, and agribusiness tax and financial planning.

We do not believe we have any one customer from whom more than 10% of our revenues are derived. However, we have multiple customers, commercial and retail, that are directly or indirectly affected by, or engaged in businesses related to, the tourism and agribusiness industries and that, in the aggregate, historically have provided greater than 10% of our revenues.

Deposit Activities

Our deposit services include business and individual checking accounts, NOW accounts, money market checking accounts, savings accounts and certificates of deposit. We monitor our competition in order to keep the rates paid on our deposits at a competitive level. On December 31, 2006, our time deposits of $100,000 or more amounted to approximately $156.3 million, or approximately 30.5% of our total deposits. We derive the majority of our deposits from within our banking market. However, we also accept deposits through deposit brokers and market our certificates of deposit by advertising our deposit rates on an Internet certificate of deposit network, and we generate a significant amount of out-of-market deposits in that manner. Although we accept these deposits primarily for liquidity purposes, we also use them to manage our interest rate risk. On December 31, 2006, our out-of-market deposits amounted to approximately $67.0 million, or approximately 13.1% of our total deposits and approximately 22.3% of our total certificates of deposit.

Statistical information about our deposit accounts is contained in Item 7 of this report under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Investment Portfolio

On December 31, 2006, our investment portfolio totaled approximately $125.9 million and included municipal securities, corporate notes, mortgage-backed securities guaranteed by the Government National Mortgage Association or issued by the Federal National Mortgage Corporation and Federal Home Loan Mortgage Corporation (including collateralized mortgage obligations), and securities issued by U.S. government-sponsored enterprises and agencies. We have classified all of our securities as "available-for-sale," and we analyze their performance at least quarterly. Our securities have various interest rate features, maturity dates and call options.

Statistical information about our investment portfolio is contained in Item 7 of this report under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Employees

On December 31, 2006, the Bank employed 195 full-time employees (including our executive officers), and 13 part-time employees. We have no separate employees of our own. The Bank is not party to any collective bargaining agreement with its employees, and we consider the Bank's relations with its employees to be good.

Legal Proceedings

From time to time we may become involved in legal proceedings in the ordinary course of our business. However, subject to the uncertainties inherent in any litigation, we believe that no pending or threatened proceedings are likely to result in a material adverse change in our financial condition or operating results.

Supervision and Regulation

Our business and operations are subject to extensive federal and state governmental regulation and supervision. The following is a summary of some of the basic statutes and regulations that apply to us. However, it is not a complete discussion of all the laws that affect our business, and it is qualified in its entirety by reference to the particular statutory or regulatory provision or proposal being described.

General. We are a bank holding company registered with the Federal Reserve Board (the "FRB") under the Bank Holding Company Act of 1956, as amended (the "BHCA"). We are subject to supervision and examination by, and the regulations and reporting requirements of, the FRB. Under the BHCA, a bank holding company's activities are limited to banking, managing or controlling banks, or engaging in other activities the FRB determines are closely related and a proper incident to banking or managing or controlling banks.

The BHCA prohibits a bank holding company from acquiring direct or indirect control of more than 5.0% of the outstanding voting stock, or substantially all of the assets, of any financial institution, or merging or consolidating with another bank holding company or savings bank holding company, without the FRB's prior approval. Additionally, the BHCA generally prohibits bank holding companies from engaging in a nonbanking activity, or acquiring ownership or control of more than 5.0% of the outstanding voting stock of any company that engages in a nonbanking activity, unless that activity is determined by the FRB to be closely related and a proper incident to banking. In approving an application to engage in a nonbanking activity, the FRB must consider whether that activity can reasonably be expected to produce benefits to the public, such as greater convenience, increased competition, or gains in efficiency, that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices.

The law imposes a number of obligations and restrictions on a bank holding company and its insured bank subsidiaries designed to minimize potential losses to depositors and the FDIC insurance funds. For example, if a bank holding company's insured bank subsidiary becomes "undercapitalized," the bank holding company is required to guarantee the bank's compliance (subject to certain limits) with the terms of any capital restoration plan filed with its federal banking agency. A bank holding company is required to serve as a source of financial strength to its bank subsidiaries and to commit resources to support those banks in circumstances in which, absent that policy, it might not do so. Under the BHCA, the FRB may require a bank holding company to terminate any activity or relinquish control of a nonbank subsidiary if the FRB determines that the activity or control constitutes a serious risk to the financial soundness and stability of a bank subsidiary of a bank holding company.

The Bank is an insured, North Carolina-chartered bank. Its deposits are insured under the FDIC's Deposit Insurance Fund, and it is subject to supervision and examination by, and the regulations and reporting requirements of, the FDIC and the North Carolina Commissioner of Banks (the "Commissioner"). The Bank is not a member of the Federal Reserve System.

As an insured bank, the Bank is prohibited from engaging as a principal in an activity that is not permitted for national banks unless (1) the FDIC determines that the activity would pose no significant risk to the deposit insurance fund and (2) the Bank is in compliance with applicable capital standards. Insured banks also are prohibited generally from directly acquiring or retaining any equity investment of a type or in an amount not permitted for national banks.

The Commissioner and the FDIC regulate all areas of the Bank's business, including its payment of dividends and other aspects of its operations. They conduct regular examinations of the Bank, and the Bank must furnish periodic reports to the Commissioner and the FDIC containing detailed financial and other information about its affairs. The Commissioner and the FDIC have broad powers to enforce laws and regulations that apply to the Bank and to require corrective action of conditions that affect its safety and soundness. These powers include, among others, issuing cease and desist orders, imposing civil penalties, removing officers and directors, and otherwise intervening in the Bank's operation and management if examinations of the Bank and the reports it files indicate the need to do so.

The Bank's business also is influenced by prevailing economic conditions and governmental policies, both foreign and domestic, and, though it is not a member bank of the Federal Reserve System, by the monetary and fiscal policies of the FRB. The FRB's actions and policy directives determine to a significant degree the cost and availability of funds the Bank obtains from money market sources for lending and investing, and they also influence, directly and indirectly, the rates of interest the Bank pays on its time and savings deposits and the rates it charges on commercial bank loans.

Gramm-Leach-Bliley Act. The federal Gramm-Leach-Bliley Act enacted in 1999 (the "GLB Act") dramatically changed various federal laws governing the banking, securities and insurance industries.

The GLB Act permits bank holding companies to become "financial holding companies" and, in general (1) expands opportunities to affiliate with securities firms and insurance companies; (2) overrides certain state laws that would prohibit certain banking and insurance affiliations; (3) expands the activities in which banks and bank holding companies may participate; (4) requires that banks and bank holding companies engage in some activities only through affiliates owned or managed in accordance with certain requirements; and (5) reorganizes responsibility among various federal regulators for oversight of certain securities activities conducted by banks and bank holding companies.

The GLB Act has expanded opportunities for us and the Bank to provide other services and obtain other revenues in the future. However, this expanded authority also may present us with new challenges as our larger competitors are able to expand their services and products into areas that are not feasible for smaller, community oriented financial institutions. To date we have not elected to become a "financial holding company."

Payment of Dividends. Under North Carolina law, we are authorized to pay dividends as declared by our Board of Directors, provided that no such distribution results in our insolvency on a going concern or balance sheet basis. However, although we are a legal entity separate and distinct from the Bank, our principal source of funds with which we can pay dividends to our shareholders is dividends we receive from the Bank. For that reason, our ability to pay dividends effectively is subject to the same limitations that apply to the Bank.

In general, the Bank may pay dividends only from its undivided profits. However, if its surplus is less than 50% of its paid-in capital stock, the Bank's directors may not declare any cash dividend until it has transferred to surplus 25% of its undivided profits or any lesser percentage necessary to raise its surplus to an amount equal to 50% of its paid-in capital stock.

Federal law prohibits the Bank from making any capital distributions, including paying a cash dividend, if it is, or after making the distribution it would become, "undercapitalized" as that term is defined in the Federal Deposit Insurance Act (the "FDIA"). Also, if in the FDIC's opinion an insured bank under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice, the FDIC may require, after notice and hearing, that the bank cease and desist from that practice. The FDIC has indicated that paying dividends that deplete a bank's capital base to an inadequate level would be an unsafe and unsound banking practice. (See "—Prompt Corrective Action" below.) The FDIC has issued policy statements which provide that insured banks generally should pay dividends only out of their current operating earnings. Also, under the FDIA no dividend may be paid by an FDIC-insured bank while it is in default on any assessment due the FDIC. The Bank's payment of dividends also may be affected or limited by other factors, such as events or circumstances that lead the FDIC to require the Bank to maintain its capital above regulatory guidelines.

In the future, our ability to declare and pay cash dividends will be subject to our Board of Directors' evaluation of our operating results, capital levels, financial condition, future growth plans, general business and economic conditions, and other relevant considerations.

Capital Adequacy. We and the Bank are required to comply with the FRB's and FDIC's capital adequacy standards for bank holding companies and insured banks. The FRB and FDIC have issued risk-based capital and leverage capital guidelines for measuring capital adequacy, and all applicable capital standards must be satisfied for us or the Bank to be considered in compliance with regulatory capital requirements.

Under the risk-based capital guidelines, the minimum ratio ("Total Capital Ratio") of an entity's total capital ("Total Capital") to its risk-weighted assets (including certain off-balance-sheet items, such as standby letters of credit) is 8.0%. At least half of Total Capital must be composed of "Tier 1 Capital." Tier 1 Capital includes common equity, undivided profits, minority interests in the equity accounts of consolidated subsidiaries, qualifying noncumulative perpetual preferred stock, and a limited amount of cumulative perpetual preferred stock, less goodwill and certain other intangible assets. The remaining Total Capital may consist of "Tier 2 Capital" which includes certain subordinated debt, certain hybrid capital instruments and other qualifying preferred stock, and a limited amount of loan loss reserves. A bank or bank holding company that does not satisfy minimum capital requirements may be required to adopt and implement a plan acceptable to its federal banking regulator to achieve an adequate level of capital.

Under the leverage capital measure, the minimum ratio (the "Leverage Capital Ratio") of Tier 1 Capital to average assets, less goodwill and various other intangible assets, is 3.0% for entities that meet specified criteria, including having the highest regulatory rating. All other entities generally are required to maintain an additional cushion of 100 to 200 basis points above the stated minimum. The guidelines also provide that banks experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum levels without significant reliance on intangible assets. A bank's "Tangible Leverage Ratio" (deducting all intangibles) and other indicators of capital strength also will be taken into consideration by banking regulators in evaluating proposals for expansion or new activities.

The FRB and the FDIC also consider interest rate risk (when the interest rate sensitivity of an institution's assets does not match the sensitivity of its liabilities or its off-balance-sheet position) in evaluating capital adequacy. Banks with excessive interest rate risk exposure must hold additional amounts of capital against their exposure to losses resulting from that risk. The regulators also require banks to incorporate market risk components into their risk-based capital. Under these market risk requirements, capital is allocated to support the amount of market risk related to a bank's trading activities.

The following table lists our consolidated regulatory capital ratios, and the Bank's separate regulatory capital ratios, at December 31, 2006. On that date, our capital ratios were at levels to qualify us as "well capitalized."

	Minimum Required Ratios	**Required to be "Well Capitalized"**	**Our Consolidated Capital Ratios**	**The Bank's Capital Ratios**
Leverage Capital Ratio (Tier 1 Capital to average assets)	3.0%	5.0%	12.05%	8.81%
Risk-based capital ratios:				
Tier 1 Capital Ratio (Tier 1 Capital to risk-weighted assets)	4.0%	6.0%	15.08%	11.04%
Total Capital Ratio (Total Capital to risk-weighted assets)	8.0%	10.0%	16.04%	12.00%

Our capital categories are determined only for the purpose of applying the "prompt corrective action" rules described below which have been adopted by the various federal banking regulators, and they do not necessarily constitute an accurate representation of overall financial condition or prospects for other purposes. A failure to meet capital guidelines could subject us to a variety of enforcement remedies under those rules, including issuance of a capital directive, termination of FDIC deposit insurance, a prohibition on taking brokered deposits, and other restrictions on our business. As described below, substantial additional restrictions can be imposed on banks that fail to meet applicable capital requirements. (See "—Prompt Corrective Action" below.)

Prompt Corrective Action. Federal law establishes a system of prompt corrective action to resolve the problems of undercapitalized banks. Under this system, the FDIC has established five capital categories ("well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized") and it is

required to take various mandatory supervisory actions, and is authorized to take other discretionary actions, with respect to banks in the three undercapitalized categories. The severity of any actions taken will depend on the capital category in which a bank is placed. Generally, subject to a narrow exception, current federal law requires the FDIC to appoint a receiver or conservator for a bank that is critically undercapitalized.

Under the FDIC's rules implementing the prompt corrective action provisions, an insured, state-chartered bank that (1) has a Total Capital Ratio of 10.0% or greater, a Tier 1 Capital Ratio of 6.0% or greater, and a Leverage Ratio of 5.0% or greater, and (2) is not subject to any written agreement, order, capital directive, or prompt corrective action directive issued by the FDIC, is considered "well capitalized." A bank with a Total Capital Ratio of 8.0% or greater, a Tier 1 Capital Ratio of 4.0% or greater, and a Leverage Ratio of 4.0% or greater, is considered "adequately capitalized." A bank that has a Total Capital Ratio of less than 8.0%, a Tier 1 Capital Ratio of less than 4.0%, or a Leverage Ratio of less than 4.0%, is considered "undercapitalized." A bank that has a Total Capital Ratio of less than 6.0%, a Tier 1 Capital Ratio of less than 3.0%, or a Leverage Ratio of less than 3.0%, is considered "significantly undercapitalized," and a bank that has a tangible equity capital to assets ratio equal to or less than 2.0% is considered "critically undercapitalized." For purposes of these rules, the term "tangible equity" includes core capital elements counted as Tier 1 Capital for purposes of the risk-based capital standards (see "—Capital Adequacy" above), plus the amount of outstanding cumulative perpetual preferred stock (including related surplus), minus all intangible assets (with various exceptions). A bank may be deemed to be in a lower capitalization category than indicated by its actual capital position if it receives an unsatisfactory examination rating.

A bank categorized as "undercapitalized," "significantly undercapitalized," or "critically undercapitalized" is required to submit an acceptable capital restoration plan to the FDIC. An "undercapitalized" bank also is generally prohibited from increasing its average total assets, making acquisitions, establishing new branches, or engaging in new lines of business, other than in accordance with an accepted capital restoration plan or with the FDIC's approval. Also, the FDIC may treat an "undercapitalized" bank as being "significantly undercapitalized" if it determines that is necessary to carry out the purpose of the law. On December 31, 2006, our capital ratios were at levels to qualify us as "well capitalized."

Reserve Requirements. Under the FRB's regulations, all FDIC-insured banks must maintain average daily reserves against their transaction accounts. No reserves are required on the first $8.5 million of transaction accounts, but a bank must maintain reserves equal to 3.0% on aggregate balances between $8.5 million and $45.8 million, and reserves equal to 10.0% on aggregate balances in excess of $45.8 million. The FRB may adjust these percentages from time to time. Because our reserves must be maintained in the form of vault cash or in a non-interest-bearing account at a Federal Reserve Bank, one effect of the reserve requirement is to reduce the amount of our interest-earning assets.

Federal Deposit Insurance Reform. On February 8, 2006, President Bush signed the Federal Deposit Insurance Reform Act of 2005 ("FDIRA").

Among other things, FDIRA changes the Federal deposit insurance system by:

- raising the coverage level for retirement accounts to $250,000;
- indexing deposit insurance coverage levels for inflation beginning in 2012;
- prohibiting undercapitlzed financial institutions from accepting employee benefit plan deposits;
- merging the Bank Insurance Fund and Savings Association Insurance Fund into a new Deposit Insurance Fund (the "DIF"); and
- providing credits to financial institutions that capitalized the FDIC prior to 1996 to offset future assessment premiums.

FDIRA also authorized the FDIC to revise the current risk-based assessment system, subject to notice and comments, and caps the amount of the DIF at 1.50% of domestic deposits. The FDIC must issue cash dividends, awarded on a historical basis, for the amount of the DIF over the 1.50% ratio. Additionally, if the DIF exceeds 1.35% of domestic deposits at year-end, the FDIC must issue cash dividends, awarded on a historical basis, for half of the amount of the excess.

FDIC Insurance Assessments. Under FDIRA, the FDIC uses a revised risk-based assessment system to determine the amount of the Bank's deposit insurance assessment based on an evaluation of the probability that the DIF will incur a

loss with respect to the Bank. That evaluation takes into consideration risks attributable to different categories and concentrations of the Bank's assets and liabilities and any other factors the FDIC considers to be relevant, including information obtained from the Commissioner. A higher assessment rate results in an increase in the assessments paid by the Bank to the FDIC for deposit insurance

Under the Federal Deposit Insurance Act, the FDIC may terminate the Bank's deposit insurance if it finds that the Bank engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated applicable laws, regulations, rules or orders.

The FDIC is responsible for maintaining the adequacy of the DIF, and the amount the Bank pays for deposit insurance is influenced not only by the assessment of the risk it poses to the DIF, but also by the adequacy of the insurance fund at any time to cover the risk posed by all insured institutions. FDIC insurance assessments could be increased substantially in the future if the FDIC finds such an increase to be necessary in order to adequately maintain the insurance fund.

Restrictions on Transactions with Affiliates. The Bank is subject to the provisions of Section 23A of the Federal Reserve Act which, among other things, places limits on the amount of:

- a bank's loans or extensions of credit to, or investment in, its affiliates;
- assets a bank may purchase from affiliates, except for real and personal property exempted by the FRB;
- the amount of a bank's loans or extensions of credit to third parties collateralized by securities or obligations of the bank's affiliates; and
- a bank's issuance of a guarantee, acceptance or letter of credit for its affiliates.

The total amount of these transactions is limited in amount, as to any one affiliate, to 10% of a bank's capital and surplus and, as to all affiliates, to 20% of a bank's capital and surplus. In addition to the limitation on the amount of these transactions, each of the above transactions must also meet specified collateral requirements. We also must comply with other provisions under Section 23A that are designed to avoid the taking of low-quality assets from an affiliate.

The Bank also is subject to the provisions of Section 23B of the Federal Reserve Act which, among other things, prohibit a bank or its subsidiaries generally from engaging in transactions with its affiliates unless those transactions are on terms substantially the same, or at least as favorable to the bank or its subsidiaries, as would apply in comparable transactions with nonaffiliated companies.

Federal law also restricts the Bank's ability to extend credit to its and our executive officers, directors, principal shareholders and their related interests. These credit extensions (1) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated third parties, and (2) must not involve more than the normal risk of repayment or present other unfavorable features.

Interstate Banking and Branching. The Bank Holding Company Act, as amended by the interstate banking provisions of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Banking Law"), permits adequately capitalized and managed bank holding companies to acquire control of the assets of banks in any state. Acquisitions are subject to provisions that cap at 10.0% the portion of the total deposits of insured depository institutions in the United States that a single bank holding company may control, and generally cap at 30.0% the portion of the total deposits of insured depository institutions in a state that a single bank holding company may control. Under certain circumstances, states have the authority to increase or decrease the 30.0% cap, and states may set minimum age requirements of up to five years on target banks within their borders.

Subject to certain conditions, the Interstate Banking Law also permits interstate branching by allowing a bank in one state to merge with a bank located in a different state. Each state was allowed to accelerate the effective date for interstate mergers by adopting a law authorizing such transactions prior to June 1, 1997, or any state could "opt out" and thereby prohibit interstate branching in that state by enacting legislation to that effect prior to that date. The Interstate Banking Law also permits banks to establish branches in other states by opening new branches or acquiring existing branches of other banks, provided the laws of those other states specifically permit that form of interstate branching. North Carolina has adopted statutes which, subject to conditions, authorize out-of-state bank holding companies and banks to acquire or merge with North Carolina banks and to establish or acquire branches in North Carolina.

Community Reinvestment. Under the Community Reinvestment Act (the "CRA"), an insured bank has a continuing and affirmative obligation, consistent with its safe and sound operation, to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for banks, nor does it limit a bank's discretion to develop, consistent with the CRA, the types of products and services it believes are best suited to its particular community. The CRA requires the federal banking regulators, in their examinations of insured banks, to assess the banks' records of meeting the credit needs of their communities, using the ratings of "outstanding," "satisfactory," "needs to improve," or "substantial noncompliance," and to take that record into account in its evaluation of various applications by those banks. All banks are required to make public disclosure of their CRA performance ratings. We received an "satisfactory" rating in our last CRA examination during 2006.

USA Patriot Act of 2001. The USA Patriot Act of 2001 was enacted in response to the terrorist attacks that occurred in the United States on September 11, 2001. The Act is intended to strengthen the ability of U.S. law enforcement and the intelligence community to work cohesively to combat terrorism on a variety of fronts. The Act's impact on all financial institutions is significant and wide ranging. The Act contains sweeping anti-money laundering and financial transparency requirements and imposes various other regulatory requirements, including standards for verifying customer identification at account opening, and rules promoting cooperation among financial institutions, regulators and law enforcement agencies in identifying parties that may be involved in terrorism or money laundering.

Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act of 2002, which became effective on July 30, 2002, is sweeping federal legislation addressing accounting, corporate governance and disclosure issues. The Act imposes significant new requirements on all public companies. Some provisions of the Act became effective immediately while others are still being implemented.

In general, the Sarbanes-Oxley Act mandated important new corporate governance and financial reporting requirements intended to enhance the accuracy and transparency of public companies' reported financial results. It established new responsibilities for corporate chief executive officers, chief financial officers and audit committees in the financial reporting process, and it created a new regulatory body to oversee auditors of public companies. It backed these requirements with new SEC enforcement tools, increased criminal penalties for federal mail, wire and securities fraud, and created new criminal penalties for document and record destruction in connection with federal investigations. It also increased the opportunity for more private litigation by lengthening the statute of limitations for securities fraud claims and providing new corporate whistleblower protection.

The Act also required the various securities exchanges, including The Nasdaq Stock Market, to prohibit the listing of a company's stock unless that company complies with various new corporate governance requirements imposed by the exchanges, including the requirement that various corporate matters (including executive compensation and board nominations) be approved, or recommended for approval, by the issuer's full board of directors, by directors of the issuer who are "independent" as defined by the exchanges' rules, or by committees made up of "independent" directors. Because our common stock is listed on The NASDAQ Global Market, we are subject to those provisions of the Act and to corporate governance requirements of The Nasdaq Stock Market.

The economic and operational effects of the Sarbanes-Oxley Act on public companies, including us, have been and will continue to be significant in terms of the time, resources and costs associated with compliance. Because the Act, for the most part, applies equally to larger and smaller public companies, we will continue to be presented with additional challenges as a smaller, community-oriented financial institution seeking to compete with larger financial institutions in our markets.

Available Information

Copies of reports we file electronically with the Securities and Exchange Commission, including copies of our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, and amendments to those reports, are available free of charge through our Internet website as soon as reasonably practicable after they are filed. Our website address is www.ecbbancorp.com.

Item 1A. Risk Factors

The following summary describes factors we believe are material risks that apply to our business. Our discussions of these risks include forward-looking statements, and our actual results may differ substantially from results described in the forward-looking statements. In addition to the risks described below and investment risks that apply in the case of any financial institution, our business, financial condition and operating results could be harmed by other risks, including risks we have not yet identified or that we may believe are immaterial or unlikely.

Risks Related to Our Business

- ***Our business strategy includes the continuation of our growth plans, and our financial condition and operating results could be negatively affected if we fail to grow or fail to manage our growth effectively.***

We intend to continue to grow in our existing banking markets (internally and through additional offices) and to expand into new markets as appropriate opportunities arise. We have opened three *de novo* branch offices since May 2003, and we have plans to open three *de novo* branches during 2007. Consistent with our business strategy, and to sustain our growth, in the future we may establish other *de novo* branches or acquire other financial institutions or their branch offices.

Our business prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies that are experiencing growth. We cannot assure you we will be able to expand our market presence in our existing markets or successfully enter new markets, or that expansion will not adversely affect our operating results. Failure to manage our growth effectively could have a material adverse effect on our business, future prospects, financial condition or operating results, and could adversely affect our ability to successfully implement our business strategy. Also, if our growth occurs more slowly than anticipated, or declines, our operating results could be materially affected in an adverse way.

Our ability to successfully grow will depend on a variety of factors, including continued availability of desirable business opportunities and the competitive response from other financial institutions. Due to personnel and fixed asset costs of *de novo* branching, any new branch offices we establish may operate at a loss until we can establish a sufficient base of business to operate profitably. Also, in establishing a new office in a new market, we likely would be faced with competitors with greater knowledge of that local market. Although we believe we have management resources and internal systems in place to successfully manage our future growth, we will need to hire and rely on well-trained local managers who have local affiliations and to whom we may need to give significant autonomy. We cannot assure you that any *de novo* or other branch office we establish or acquire will not, for some period of time, operate at a loss and have an adverse effect on our earnings, that we will be able to hire managers who can successfully operate any new branch offices, or that we will become an effective competitor in any new banking market.

- ***Our business depends on the condition of the local and regional economies where we operate.***

We currently have offices only in eastern North Carolina. Consistent with our community banking philosophy, a majority of our customers are located in and do business in that region, and we lend a substantial portion of our capital and deposits to commercial and consumer borrowers in our local banking markets. Therefore, our local and regional economy has a direct impact on our ability to generate deposits to support loan growth, the demand for loans, the ability of borrowers to repay loans, the value of collateral securing our loans (particularly loans secured by real estate), and our ability to collect, liquidate and restructure problem loans. The local economies of the coastal communities in our banking markets are heavily dependent on the tourism industry. If the economies of our banking markets are adversely affected by a general economic downturn or by other specific events or trends, including a significant decline in the tourism industry in our coastal communities, the resulting economic impact could have a direct adverse effect on our operating results. Adverse economic conditions in our banking markets could reduce our growth rate, affect the ability of our customers to repay their loans to us, and generally affect our financial condition and operating results. We are less able than larger institutions to spread risks of unfavorable local economic conditions across a large number of diversified economies. And, we cannot assure you that we will benefit from any market growth or favorable economic conditions in our banking markets even if they do occur.

- ***A large percentage of our loans are secured by real estate. Adverse conditions in the real estate market in our banking markets might adversely affect on our loan portfolio.***

Any adverse market or economic conditions in North Carolina, particularly in the real estate, agricultural, seafood or tourism industries, may disproportionately increase the risk our borrowers will be unable to make their loan payments. In particular, the market value of real estate securing our loans could be adversely affected by unfavorable changes in market and economic conditions. On December 31, 2006, approximately 78.4% of the total dollar amount of our loan portfolio was secured by liens on real estate, with approximately 5.0% of our portfolio representing home equity lines of credit. Our management believes that, in the case of many of those loans, the real estate collateral is not being relied upon as the primary source of repayment, and those relatively high percentages reflect, at least in part, our policy to take real estate whenever possible as primary or additional collateral rather than other types of collateral. However, adverse changes in the values of real estate in our banking markets caused by market or economic conditions could adversely affect our loan portfolio and our operating results and financial condition.

The FDIC recently adopted rules aimed at placing additional monitoring and management controls on financial institutions whose loan portfolios are deemed to have concentrations in commercial real estate ("CRE"). At December 31, 2006, our loan portfolio exceeded thresholds established by the FDIC for CRE concentrations and for additional regulatory scrutiny. Preliminary indications from regulators are that strict limitations on the amount or percentage of CRE within any given portfolio are not expected, but, rather, that additional reporting and analysis will be required to document management's analysis and evaluation of the potential additional risks of such concentrations and the impact of any mitigating factors. While the final impact of the new rules on us has not been determined, it is possible that regulatory constraints associated with these rules could adversely affect our ability to grow loan assets and thereby limit our overall growth and expansion plans. These rules also could increase the costs of monitoring and managing this component of our loan portfolio. Either of these eventualities could have an adverse impact on our earnings and capital ratios.

- ***Hurricanes or other adverse weather events could negatively affect our local economies or disrupt our operations, which could have an adverse effect on our business or operating results.***

The economy of North Carolina's coastal region is affected by adverse weather events, particularly hurricanes. Our banking markets lie primarily in coastal communities, and we cannot predict whether or to what extent damage caused by future hurricanes will affect our operations, our customers or the economies in our banking markets. However, weather events could cause a decline in loan originations, destruction or decline in the value of properties securing our loans, or an increase in the risks of delinquencies, foreclosures and loan losses.

- ***Future expansion involves risks.***

In the future we may acquire other financial institutions or parts of those institutions, and we may establish *de novo* branch offices. Although we currently have no agreements or understandings for any acquisition, we will evaluate opportunities to establish or acquire branches that complement or expand our business. Acquisitions and mergers involve a number of risks, including the risk that:

- we may incur substantial costs in identifying and evaluating potential acquisitions and merger partners, or in evaluating new markets, hiring experienced local managers, and opening new offices;
- our estimates and judgments used to evaluate credit, operations, management and market risks relating to target institutions may not be accurate;
- there may be substantial lag-time between completing an acquisition or opening a new office and generating sufficient assets and deposits to support costs of the expansion;
- we may not be able to finance an acquisition, or the financing we obtain may have an adverse effect on our operating results or dilution to our existing shareholders;
- our management's attention in negotiating a transaction and integrating the operations and personnel of the combining businesses may be diverted from our existing business;
- we may enter new markets where we lack local experience;

- we may introduce new products and services we are not equipped to manage;
- we may incur goodwill in connection with an acquisition, or the goodwill we incur may become impaired, which results in adverse short-term effects on our operating results; or
- we may lose key employees and customers.

We cannot assure you that we will have opportunities to acquire or establish any new branches, or that we will be able to negotiate, finance or complete any acquisitions available to us. We may incur substantial costs in expanding, and we cannot assure you that any expansion will benefit us, or that we will be able to successfully integrate any banking offices that we acquire into our operations or retain the deposit and loan customers of those offices. Additionally, we may experience disruption and incur unexpected expenses in branch acquisitions we complete, which may have a material adverse effect on our business, operating results or financial condition. Also, we may issue equity securities, including common stock and securities convertible into shares of our common stock, in connection with acquisitions, which could cause ownership and economic dilution to you.

- ***Our increasing volume of loans makes loan quality more difficult to control. Increased loan losses could affect the value of our common stock.***

While growth in earning assets is desirable in a community bank, it can have adverse consequences if it is not well managed. For example, rapid increases in our loans could cause future loan losses if we cannot properly underwrite increasing volumes of loans as they are made and adequately monitor a larger loan portfolio to detect and deal with loan problems as they occur. Our business strategy calls for us to continue to grow in our existing banking markets (internally and through additional offices) and expand into new markets as appropriate opportunities arise. Because collection problems with some loans often do not arise until those loans have been in existence for some period of time, we cannot assure you that we will not have future problems collecting loans that now are performing according to their terms.

- ***An inadequate loan loss allowance would reduce our earnings and could adversely affect the value of our common stock.***

We use underwriting procedures and criteria we believe minimize the risk of loan delinquencies and losses, but banks routinely incur losses in their loan portfolios, and we cannot assure you that all our borrowers will repay their loans. Regardless of the underwriting criteria we use, we will experience loan losses from time to time in the ordinary course of our business, and some of those losses will result from factors beyond our control. These factors include, among other things, changes in market, economic, business or personal conditions, or other events (including changes in market interest rates), that affect our borrowers' abilities to repay their loans and the value of properties that collateralize loans.

We maintain an allowance for loan losses based on our current judgments about the credit quality of our loan portfolio. On December 31, 2006, our allowance totaled 1.13% of our total loans and approximately 2,568% of our nonperforming loans. In determining the amount of the allowance, our management and Board of Directors consider relevant internal and external factors that affect loan collectibility. However, if delinquency levels increase or we incur higher than expected loan losses in the future, we cannot assure you that our allowance will be adequate to cover resulting losses. Charging future loan losses against the allowance may require us to increase our provision to the allowance, which would reduce our net income. So, without regard to the adequacy of our allowance, loan losses could have an adverse effect on our operating results and, depending on the magnitude of those losses, that effect could be material.

- ***Building market share through our de novo branching strategy could cause our expenses to increase faster than revenues.***

We intend to continue to build market share in eastern North Carolina through our *de novo* branching strategy, and we have identified several sites for possible future *de novo* branches. There are considerable costs involved in opening branches, and new branches generally do not generate sufficient revenues to offset their costs until they have been in operation for at least a year. Therefore, any new branches we open can be expected to negatively affect our operating results until those branches reach a size at which they become profitable. Our expenses also could be increased if there are delays in opening any new branches. Finally, we cannot assure you that any new branches we open will be successful, even after they have become established.

- ***Our recent results may not be indicative of our future results.***

We may not be able to sustain our historical rate of growth or even grow our business at all. Also, our recent and rapid growth may distort some of our historical financial ratios and statistics. In the future, we may not have the benefit of several recently favorable factors, such as a generally stable interest rate environment, a strong residential mortgage market, or the ability to find suitable expansion opportunities. Various factors, such as economic conditions, regulatory and legislative considerations, and competition also may impede or restrict our ability to expand our market presence. If we experience a significant decrease in our historical rate of growth, our operating results and financial condition may be adversely affected because a high percentage of our operating costs are fixed expenses.

- ***We may need to raise additional capital in the future in order to continue to grow, but that capital may not be available when it is needed.***

Federal and state banking regulators require us to maintain adequate levels of capital to support our operations. On December 31, 2006, our three capital ratios were well above "well capitalized" levels under bank regulatory guidelines. However, our business strategy calls for us to continue to grow in our existing banking markets (internally and through additional offices) and to expand into new markets as appropriate opportunities arise. Growth in our earning assets resulting from internal expansion and new branch offices, at rates in excess of the rate at which our capital is increased through retained earnings, will reduce our capital ratios unless we continue to increase our capital. If our capital ratios fell below "well capitalized" levels, our FDIC deposit insurance assessment rate would increase until we restored and maintained our capital at a "well capitalized" level. A higher assessment rate would cause an increase in the assessments we pay the FDIC for deposit insurance, which would adversely affect our operating results.

If, in the future, we need to increase our capital to fund additional growth or satisfy regulatory requirements, our ability to raise that additional capital will depend on conditions at that time in the capital markets that are outside our control, and on our financial performance. We cannot assure you that we will be able to raise additional capital on terms favorable to us or at all. If we cannot raise additional capital when needed, our ability to expand our operations through internal growth and acquisitions could be materially impaired.

- ***Our profitability is subject to interest rate risk. Changes in interest rates could have an adverse effect on our operating results.***

Changes in interest rates can have different effects on various aspects of our business, particularly our net interest income. Our profitability depends, to a large extent, on our net interest income, which is the difference between our income on interest-earning assets and our expense on interest-bearing deposits and other liabilities. Like most financial institutions, we are affected by changes in general interest rate levels and by other economic factors beyond our control. Interest rate risk arises in part from the mismatch (*i.e.*, the interest sensitivity "gap") between the dollar amounts of repricing or maturing interest-earning assets and interest-bearing liabilities, and is measured in terms of the ratio of the interest rate sensitivity gap to total assets. When more interest-earning assets than interest-bearing liabilities will reprice or mature over a given time period, a bank is considered asset-sensitive and has a positive gap. When more liabilities than assets will reprice or mature over a given time period, a bank is considered liability-sensitive and has a negative gap. A liability-sensitive position (*i.e.*, a negative gap) may generally enhance net interest income in a falling interest rate environment and reduce net interest income in a rising interest rate environment. An asset-sensitive position (*i.e.*, a positive gap) may generally enhance net interest income in a rising interest rate environment and reduce net interest income in a falling interest rate environment. Our ability to manage our gap position determines to a great extent our ability to operate profitably. However, fluctuations in interest rates are not predictable or controllable, and we cannot assure you we will be able to manage our gap position in a manner that will allow us to remain profitable.

On December 31, 2006, we had a negative one-year cumulative interest sensitivity gap ratio of 18.5%. That means that, during a one-year period, our interest-bearing liabilities generally would be expected to reprice at a faster rate than our interest-earning assets. A rising rate environment within that one-year period generally would have a negative effect on our earnings, while a falling rate environment generally would have a positive effect on our earnings. In our one-year cumulative interest sensitivity gap analysis, our savings, NOW and Money Market accounts, which totaled approximately $114.4 million at December 31, 2006, were treated as repricing immediately since those accounts do not have fixed terms and their rates could be changed weekly. However, our historical experience has shown that changes in market interest

rates have little, if any, effect on those deposits within a given time period and, for that reason, those liabilities could be considered non-rate sensitive. If those deposits were treated as non-rate sensitive in our gap analysis, our rate sensitive liabilities would be more closely matched to our rate sensitive assets during the one-year period.

If our historical experience with the relative insensitivity of these deposits to changes in market interest rates does not continue in the future and we experience more rapid repricing of interest-bearing liabilities than interest-earning assets in the near term rising interest rate environment, our net interest margin and net income may decline.

- ***Our reliance on time deposits, including out-of-market certificates of deposit, as a source of funds for loans and our other liquidity needs could have an adverse effect on our operating results.***

Among other sources of funds, we rely heavily on deposits for funds to make loans and provide for our other liquidity needs. However, our loan demand has exceeded the rate at which we have been able to build core deposits (particularly with respect to our new Wilmington branch), so we have relied heavily on time deposits, including out-of-market certificates of deposit, as a source of funds. Those deposits may not be as stable as other types of deposits and, in the future, depositors may not renew those time deposits when they mature, or we may have to pay a higher rate of interest to attract or keep them or to replace them with other deposits or with funds from other sources. Not being able to attract those deposits or to keep or replace them as they mature would adversely affect our liquidity. Paying higher deposit rates to attract, keep or replace those deposits could have a negative effect on our interest margin and operating results.

- ***Competition from financial institutions and other financial service providers may adversely affect our profitability.***

Commercial banking in our banking markets and in North Carolina as a whole is extremely competitive. We compete against commercial banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds and other mutual funds, as well as other local and community, super-regional, national and international financial institutions that operate offices in our market areas and elsewhere. We compete with these institutions in attracting deposits and in making loans, and we have to attract our customer base from other existing financial institutions and from new residents. Our larger competitors have greater resources, broader geographic markets, and higher lending limits than we do, and they can offer more products and services and better afford and more effectively use media advertising, support services and electronic technology than we can. While we believe we compete effectively with other financial institutions, we may face a competitive disadvantage as a result of our size, lack of geographic diversification and inability to spread marketing costs across a broader market. Although we compete by concentrating our marketing efforts in our primary markets with local advertisements, personal contacts and greater flexibility and responsiveness in working with local customers, we cannot assure you that we will continue to be an effective competitor in our banking markets.

- ***We are subject to extensive regulation that could limit or restrict our activities and adversely affect our earnings.***

We operate in a highly regulated industry and are subject to examination, supervision and comprehensive regulation by various federal and state agencies. Our compliance with these regulations is costly and restricts certain of our activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, interest rates paid on deposits, and locations of offices. We also are subject to capital guidelines established by our regulators which require us to maintain adequate capital to support our growth. Many of these regulations are intended to protect depositors, the public and the FDIC's Deposit Insurance Fund rather than shareholders.

The Sarbanes-Oxley Act of 2002, and the related rules and regulations issued by the Securities and Exchange Commission and The Nasdaq Stock Market, have increased the scope, complexity and cost of corporate governance, reporting and disclosure practices, including the costs of completing our audit and maintaining our internal controls.

The laws and regulations that apply to us could change at any time, and we cannot predict the effects of those changes on our business and profitability. Government regulation greatly affects the business and financial results of all commercial banks and bank holding companies, and our cost of compliance could adversely affect our earnings.

- ***Our management beneficially owns a substantial percentage of our common stock, so our directors and executive officers can significantly affect voting results on matters voted on by our shareholders.***

On March 6, 2007, our current directors and executive officers, as a group, had the sole or shared right to vote, or to direct the voting of, an aggregate of 623,994 shares (or 21.5%) of our outstanding common stock, including 377,378 shares held by an estate of which one of our directors serves as a co-executor. Our executive officers could purchase 36,394 additional shares under currently exercisable stock options they hold. Because of their voting rights, in matters put to a vote of our shareholders it could be difficult for any group of our other shareholders to defeat a proposal favored by our management (including the election of one or more of our directors) or to approve a proposal opposed by management.

- ***We depend on the services of our current management team.***

Our operating results and our ability to adequately manage our growth and minimize loan losses are highly dependent on the services, managerial abilities and performance of our current executive officers. Smaller banks, like us, sometimes find it more difficult to attract and retain experienced management personnel than larger banks. We have an experienced management team that our Board of Directors believes is capable of managing and growing the Bank. However, changes in key personnel and their responsibilities may disrupt our business and could have a material adverse effect on our business, operating results and financial condition.

- ***We may need to invest in new technology to compete effectively, and that could have a negative effect on our operating results and the value of our common stock.***

The market for financial services, including banking services, is increasingly affected by advances in technology, including developments in telecommunications, data processing, computers, automation and Internet-based banking. We depend on third-party vendors for portions of our data processing services. In addition to our ability to finance the purchase of those services and integrate them into our operations, our ability to offer new technology-based services depends on our vendors' abilities to provide and support those services. Future advances in technology may require us to incur substantial expenses that adversely affect our operating results, and our small size and limited resources may make it impractical or impossible for us to keep pace with our larger competitors. Our ability to compete successfully in our banking markets may depend on the extent to which we and our vendors are able to offer new technology-based services and on our ability to integrate technological advances into our operations.

Risks Related to Our Common Stock

- ***The trading volume in our common stock has been low, and the sale of a substantial number of shares in the public market could depress the price of our stock and make it difficult for you to sell your shares.***

Our common stock has been listed on The Nasdaq Stock Market since November 1998, and it currently is listed on The Nasdaq Global Market. However, our common stock is thinly traded. Thinly traded stock can be more volatile than stock trading in an active public market. We cannot predict the extent to which an active public market for our common stock will develop or be sustained. In recent years, the stock market has experienced a high level of price and volume volatility, and market prices for the stock of many companies have experienced wide price fluctuations that have not necessarily been related to operating performance.

We cannot predict what effect future sales of our common stock in the market, or the availability of shares of our common stock for sale in the market, will have on the market price of our common stock. So, we cannot assure you that sales of substantial amounts of our common stock in the market, or the potential for large amounts of market sales, would not cause the price of our common stock to decline or impair our ability to raise capital.

Of the shares of our common stock beneficially owned by our directors and executive officers, 377,378 shares (13.00% of our currently outstanding shares) are held by the Estate of Anna Mae H. Gibbs. We cannot predict the timing or amount of sales, if any, of those shares in the public markets or the effects any such sales may have on the trading price of our common stock.

- ***Our ability to pay dividends is limited and we may be unable to pay future dividends.***

Our ability to pay dividends is limited by regulatory restrictions and the need to maintain sufficient consolidated capital. Also, our only source of funds with which to pay dividends to our shareholders is dividends we receive from the

Bank, and the Bank's ability to pay dividends to us is limited by its own obligations to maintain sufficient capital and regulatory restrictions. If these regulatory requirements are not satisfied, we will be unable to pay dividends on our common stock.

- ***Holders of our junior subordinated debentures have rights that are senior to those of our common stockholders.***

  We have supported our continued growth by issuing trust preferred securities from a special purpose trust and accompanying junior subordinated debentures. At December 31, 2006, we had outstanding trust preferred securities totaling $10.0 million. We unconditionally guaranteed payment of principal and interest on the trust preferred securities. Also, the junior subordinated debentures we issued to the special purpose trust that relate to those trust preferred securities are senior to our common stock. So, we must make payments on the junior subordinated debentures before we can pay any dividends on our common stock. In the event of our bankruptcy, dissolution or liquidation, holders of our junior subordinated debentures must be satisfied before any distributions can be made on our common stock. We do have the right to defer distributions on our junior subordinated debentures (and the related trust preferred securities) for up to five years, but during that time we would not be able to pay dividends on our common stock.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 2. Properties

Our offices are located in the Bank's corporate offices in Engelhard, North Carolina, and we do not own or lease any separate properties. The Bank maintains 20 branch offices, 18 of which are owned by the Bank, and two of which are leased from unaffiliated third parties. The following table contains information about our branch offices.

Office location	Opening date of original banking office	Owned/Leased	Date current facility built or purchased (1)
35050 Hwy 264 Engelhard, NC	January 1920	Owned	2004
80 Main and Pearl St. Swan Quarter, NC	March 1935	Owned (2)	1975
204 Scuppernong Dr. Columbia, NC	December 1936	Owned (2)	1975
7th St. & Hwy. 64 Creswell, NC	January 1963	Owned	1963
205 Virginia Dare Rd. Manteo, NC	June 1969	Owned	1999
2721 S Croatan Hwy. Nags Head, NC	April 1971	Owned (2)	1974
State Hwy. 12 Hatteras, NC	April 1973	Owned (2)	1980
6839 N.C. Hwy. 94 Fairfield, NC	June 1973	Owned (2)	1973
Hwy. 12 Ocracoke, NC	May 1978	Owned	1978
Hwy. 158 & Juniper Tr. Kitty Hawk, NC	May 1984	Owned (3)	2006
1001 Red Banks Rd. Greenville, NC	August 1989	Owned	1990
2400 Stantonsburg Rd. Greenville, NC	June 1995	Owned	1995
NC Hwy. 12 Avon, NC	June 1997	Leased (4)	—
2878 Caratoke Hwy. Currituck, NC	January 1998	Owned	2001

Office location	Opening date of original banking office	Owned/Leased	Date current facility built or purchased (1)
1418 Carolina Ave. Washington, NC	May 1999	Leased (4)	—
1801 S Glenburnie Rd. New Bern, NC	August 2000	Owned	1996
1103 Harvey Point Road Hertford, NC	October 2000	Owned (5)	2006
403 East Blvd. Williamston, NC	May 2003	Owned	2003
168 Hwy. 24 Morehead City, NC	January 2004	Owned	2004
1724 Eastwood Rd. Wilmington, NC	June 2004	Owned	2004

(1) Includes only facilities owned by the Bank or ECB Realty, Inc.
(2) Leased from the Bank's subsidiary, ECB Realty, Inc. until February 2, 2007. ECB Realty, Inc. was merged into the Bank on that date and the Bank acquired title to the property.
(3) Constructed by the Bank and first occupied during February 2006 to replace a facility previously leased from ECB Realty, Inc.
(4) Leased from a third party.
(5) Constructed by the Bank and first occupied during January 2006 to replace a facility previously leased from a third party.

The Bank owns a vacant property in each of Jacksonville, Wilmington, Leland, New Bern and Grandy, North Carolina, as sites for future branch offices. We are currently constructing new offices in Greenville and Winterville, North Carolina, which will be opened in 2007.

All the Bank's existing branch offices are in good condition and fully equipped for the Bank's purposes. At December 31, 2006, our consolidated investment in premises and banking equipment (cost less accumulated depreciation) was approximately $23.0 million.

Item 3. Legal Proceedings

We are not a party to any legal proceeding that is expected to have a material effect on our financial condition or results of operations.

Item 4. Submission of Matters to a Vote of Security Holders

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity; Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock was listed on The NASDAQ Global Market on July 3, 2006, under the trading symbol "ECBE." Prior to that date, it was listed on The NASDAQ Capital Market. The following table lists the high and low sales prices for our common stock as reported by The Nasdaq Stock Market for the periods indicated. Prices in the table reflect inter-dealer prices, without retail mark-up, mark-down, or commission, and may not represent actual transactions.

Quarter	Sales Price Range		Cash Dividend Declared Per Share
	High	Low	
2006 Fourth	$34.05	$31.80	$0.17
Third	35.10	32.30	0.17
Second	35.24	32.75	0.17
First	35.13	26.75	0.17
2005 Fourth	29.25	25.50	0.16
Third	31.89	28.25	0.16
Second	30.61	27.00	0.16
First	31.92	29.25	0.16

On March 6, 2007, there were approximately 672 record holders of our common stock. We believe the number of beneficial owners of our common stock is greater than the number of record holders because a large amount of our common stock is held of record through brokerage firms in "street name."

Under North Carolina law, we are authorized to pay dividends as declared by our Board of Directors, provided that no such distribution results in our insolvency on a going concern or balance sheet basis. We have paid cash dividends since we were incorporated during 1998, and we intend to continue to pay dividends on a quarterly basis. However, although we are a legal entity separate and distinct from the Bank, our principal source of funds with which we can pay dividends to our shareholders is dividends we receive from the Bank. For that reason, our ability to pay dividends effectively is subject to the limitations that apply to the Bank.

In general, the Bank may pay dividends only from its undivided profits. However, if its surplus is less than 50% of its paid-in capital stock, the Bank's directors may not declare any cash dividend until it has transferred to surplus 25% of its undivided profits or any lesser percentage necessary to raise its surplus to an amount equal to 50% of its paid-in capital stock. The Bank's ability to pay dividends to us is subject to other regulatory restrictions. (See "Supervision and Regulation—Dividends" under Item 1. Business.)

In the future, our ability to declare and pay cash dividends will be subject to evaluation by our Board of Directors of our and the Bank's operating results, capital levels, financial condition, future growth plans, general business and economic conditions, and other relevant considerations, and we cannot assure you that we will continue to pay cash dividends on any particular schedule or that we will not reduce the amount of dividends we pay in the future.

The following information is being furnished for purposes of Rule 14a-3. It is not deemed to be filed with the Securities and Exchange Commission or to be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that we specifically incorporate it by reference into such a filing.



Index	Period Ending 12/31/01	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06
ECB Bancorp, Inc.	100.00	136.62	221.01	231.32	217.38	268.87
NASDAQ Composite	100.00	68.76	103.67	113.16	115.57	127.58
SNL NASDAQ Bank Index	100.00	102.85	132.76	152.16	147.52	165.62

Item 6. Selected Financial Data

The following table contains summary historical consolidated financial information from our consolidated financial statements. You should read it in conjunction with our audited year end consolidated financial statements, including the related notes, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" which are included elsewhere in this report.

	At or for the Year Ended December 31,				
	2006	2005	2004	2003	2002
	(Dollars in thousands, except per share data)				
Income Statement Data:					
Net interest income	$ 20,697	$ 18,952	$ 16,822	$ 15,230	$ 14,036
Provision for loan losses	351	757	804	638	640
Non-interest income	6,183	6,225	4,802	5,464	4,471
Non-interest expense	18,537	17,465	15,515	14,451	12,974
Provision for income taxes	2,410	2,102	2,025	1,700	1,404
Net income	5,582	4,853	3,280	3,906	3,488
Per Share Data and Shares Outstanding:					
Basic net income(1)	$ 2.07	$ 2.41	$ 1.63	$ 1.93	$ 1.70
Diluted net income(1)	2.05	2.37	1.60	1.91	1.69
Cash dividends declared	0.68	0.64	0.57	0.50	0.40
Book value at period end	21.64	16.94	15.74	15.04	14.53
Weighted-average number of common shares outstanding:					
Basic	2,700,663	2,014,879	2,016,680	2,022,264	2,052,603
Diluted	2,724,717	2,046,129	2,044,201	2,045,263	2,064,930
Shares outstanding at period end	2,902,242	2,040,042	2,038,242	2,037,929	2,040,016
Balance Sheet Data:					
Total assets	$ 624,070	$ 547,686	$ 501,890	$ 434,964	$ 386,305
Loans receivable	417,943	386,786	329,530	281,581	227,883
Allowance for loan losses	4,725	4,650	4,300	3,550	3,150
Other interest-earning assets	151,555	107,583	115,178	102,921	123,745
Total deposits	512,249	465,208	411,133	352,934	301,261
Borrowings	41,415	41,908	54,317	47,609	52,221
Shareholders' equity	62,793	34,565	32,077	30,642	29,638
Selected Performance Ratios:					
Return on average assets	0.96%	0.93%	0.68%	0.95%	1.05%
Return on average shareholders' equity	10.13	14.56	10.51	12.97	12.77
Net interest margin(2)	4.04	4.16	4.04	4.26	4.80
Efficiency ratio(3)	67.06	67.30	69.38	67.86	67.95
Asset Quality Ratios:					
Nonperforming loans to period-end loans	0.04%	0.02%	0.03%	0.07%	0.18%
Allowance for loan losses to period-end loans	1.13	1.20	1.30	1.26	1.38
Allowance for loan losses to nonperforming loans	2,567.93	7,153.85	4,174.76	1,868.42	764.56
Nonperforming assets to total assets(4)	0.07	0.01	0.03	0.10	0.11
Net loan charge-offs to average loans outstanding	0.01	0.08	0.02	0.09	0.17
Capital Ratios:					
Equity-to-assets ratio(5)	10.06%	6.31%	6.39%	7.04%	7.67%
Leverage capital ratio(6)	12.05	8.43	8.43	9.31	9.97
Tier 1 capital ratio(6)	15.08	10.32	10.86	11.41	12.92
Total capital ratio(6)	16.04	11.36	11.96	12.52	14.69

(1) Per share amounts are computed based on the weighted-average number of shares outstanding during each period.
(2) Net interest margin is net interest income divided by average interest earning assets, net of allowance for loan losses.
(3) Efficiency ratio is non-interest expense divided by the sum of net interest income and non-interest income, both as calculated on a fully taxable-equivalent basis.
(4) Nonperforming assets consist of the aggregate amount of any non-accruing loans, loans past due greater than 90 days and still accruing interest, restructured loans, repossessions and foreclosed assets on each date.
(5) Equity-to-assets ratios are computed based on total shareholders' equity and total assets at each period end.
(6) These ratios are described in Item 1 under the captions "Supervision and Regulation—Capital Adequacy" and "—Prompt Corrective Action."

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

This section presents management's discussion and analysis of our financial condition and results of operations. You should read the discussion in conjunction with our financial statements and related notes included elsewhere in this report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ significantly from those described in these forward-looking statements as a result of various factors, including those discussed in Item 1A under the caption "Risk Factors." This discussion is intended to assist in understanding our financial condition and results of operations.

Executive Summary

ECB Bancorp, Inc. is a bank holding company headquartered in Engelhard, North Carolina. Our wholly-owned subsidiary, The East Carolina Bank (the "Bank"), is a state-chartered community bank that was founded in 1919. For the purpose of this discussion, "we," "us" and "our" refers to the Bank and the bank holding company as a single, consolidated entity unless the context otherwise indicates.

Our consolidated assets increased 13.9% to $624.1 million on December 31, 2006, from $547.7 million at year-end 2005. Our loan portfolio increased 8.0% to $417.9 million at December 31, 2006, from loans of $386.8 million at year-end 2005 while deposits increased 10.1% to $512.2 million at year-end 2006 from $465.2 million at year-end 2005. Total shareholders' equity was approximately $62.8 million at year-end 2006.

In 2006, our net income was $5.6 million or $2.07 basic and $2.05 diluted earnings per share, compared to net income of $4.9 million or $2.41 basic and $2.37 diluted earnings per share for the year ended December 31, 2005. The 2006 net income represents an increase of $729 thousand over reported 2005 net income.

Critical Accounting Policies

Our significant accounting policies are set forth in Note 1 to our audited consolidated financial statements included in Item 8 of this report. Of these significant accounting policies, we consider our policy regarding the allowance for loan losses to be our most critical accounting policy, because it requires management's most subjective and complex judgments. In addition, changes in economic conditions can have a significant impact on the allowance for loan losses and, therefore, the provision for loan losses and results of operations. We have developed policies and procedures for assessing the adequacy of the allowance for loan losses, recognizing that this process requires a number of assumptions and estimates with respect to our loan portfolio. Our assessments may be impacted in future periods by changes in economic conditions, the results of regulatory examinations, and the discovery of information with respect to borrowers that is not currently known to management. For additional discussion concerning our allowance for loan losses and related matters, see "—Allowance for Loan Losses" and "—Nonperforming Assets and Past Due Loans."

Results of Operations for the Years Ended December 31, 2006, 2005 and 2004

In 2006, our net income was $5.6 million or $2.07 basic and $2.05 diluted earnings per share, compared to net income of $4.9 million or $2.41 basic and $2.37 diluted earnings per share for the year ended December 31, 2005. During 2006 we sold an additional 862,500 shares of common stock which resulted in a decrease to earnings per share although net income increased. For additional discussions related to our stock sale, see "Capital Resources and Shareholders' Equity."

The following table shows return on assets (net income divided by average assets), return on equity (net income divided by average shareholders' equity), dividend payout ratio (dividends declared per share divided by net income per share) and shareholders' equity to assets ratio (average shareholders' equity divided by average total assets) for each of the years presented.

	Year Ended December 31,		
	2006	2005	2004
Return on assets	0.96%	0.93%	0.68%
Return on equity	10.13	14.56	10.51
Dividend payout	32.85	26.56	34.97
Shareholders' equity to assets	9.47	6.35	6.45

Our performance in 2006 reflects the continued success of our core strategies: (1) grow the loan portfolio while maintaining high asset quality; (2) grow core deposits; (3) increase non-interest income; (4) control expenses; and (5) make strategic investments in new and existing communities that will result in increased shareholder value. We continued to make strategic investments in our future during 2006 as we purchased several lots and began construction on two branches that are planned to open in 2007 and the conversion of our Ocean Isle, NC Loan Production Office ("LPO") to a full service branch during 2007.

Our net income for 2004 included an other-than-temporary impairment non-cash charge of $1.4 million in the fourth quarter related to $5.7 million face value of perpetual preferred stock issued by the Federal National Mortgage Corporation ("FNMA") and the Federal Home Loan Mortgage Corporation ("FHLMC"), both Government sponsored entities. Absent the other-than-temporary charge of $1.4 million, which was partially off-set by a reduction in the accrual for our annual incentive plan and excluding a one-time gain on the receipt of an insurance settlement recorded in 2004, our net income for the year would have been approximately $4.3 million, our earnings per diluted share would have been $2.08 and our return on equity ("ROE") would have been 13.64%.

Net Interest Income

Net interest income (the difference between the interest earned on assets, such as loans and investment securities and the interest paid on liabilities, such as deposits and other borrowings) is our primary source of operating income. The level of net interest income is determined primarily by the average balances (volume) of interest-earning assets and our interest-bearing liabilities and the various rate spreads between our interest-earning assets and interest-bearing liabilities. Changes in net interest income from period to period result from increases or decreases in the volume of interest-earning assets and interest-bearing liabilities, increases or decreases in the average interest rates earned and paid on such assets and liabilities, the ability to manage the interest-earning asset portfolio, and the availability of particular sources of funds, such as non-interest-bearing deposits.

The banking industry uses two key ratios to measure profitability of net interest income: net interest rate spread and net interest margin. The net interest rate spread measures the difference between the average yield on earning assets and the average rate paid on interest-bearing liabilities. The net interest rate spread does not consider the impact of non-interest-bearing deposits and gives a direct perspective on the effect of market interest rate movements. The net interest margin is defined as net interest income as a percentage of total average earning assets and takes into account the positive effects of investing non-interest-bearing deposits in earning assets.

Our net interest income for the year ended December 31, 2006 was $20.7 million, an increase of $1.7 million or 8.9% when compared to net interest income of $19.0 million for the year ended December 31, 2005. Our net interest margin, on a tax-equivalent basis, for 2006 was 4.04% compared to 4.16% for 2005. The decreased net interest margin resulted from deposits continuing to reprice higher throughout all of 2006, while loan rates have remained flat during the second half of the year as the Federal Reserve Board has not raised short term rates since June 2006. Our net interest rate spread, on a tax-equivalent basis, for 2006 was 3.36% compared to 3.77% for 2005. As a result of interest-bearing liabilities repricing faster than interest-earning assets, the spread decreased by forty-one basis points as the change in the rates paid on interest-bearing liabilities was forty-one basis points greater than the change in yields earned on interest-earning assets for the period.

Total interest income increased $8.0 million or 28.0% to $36.6 million in 2006 compared to $28.6 million in interest income in 2005. Increases in our average earning assets of $56.1 million in 2006 when compared to 2005 resulted in $4.0 million of the increase in interest income from 2005 to 2006. We funded the increases in interest-earning assets primarily with in-market certificates of deposit and additional wholesale certificates of deposit obtained through an Internet bulletin board service. Supplementing the additional earnings from increased volumes of earning assets was the increase in yield on earning assets. The tax equivalent yield on average earning assets increased 85 basis points during 2006 and resulted in $4.0 million of the increase in interest income.

The effect of variances in volume and rate on interest income and interest expense is illustrated in the table titled "Change in Interest Income and Expense on Tax Equivalent Basis." We attribute the increase in the yield on our earning assets to the increase in short-term market interest rates. Between January 1, 2006 and June 30, 2006, the Federal Open Market Committee ("FOMC") increased short-term rates 100 basis points from 4.25% to 5.25% through a succession of

25 basis point increases. Approximately $232.2 million or 55.6% of our loan portfolio consists of variable rate loans that adjust with the movement of the national prime rate. As a result, composite yield on our loans increased approximately 89 basis points for the year ended December 31, 2006 compared to December 31, 2005.

Similarly, our average cost of funds for 2006 was 3.71%, an increase of 126 basis points when compared to 2.45% for 2005. The average cost on Bank certificates of deposit increased 139 basis points from 3.03% paid in 2005 to 4.42% paid in 2006, while our average cost of borrowed funds increased 182 basis points during 2006 compared to 2005. Total interest expense increased $6.2 million or 63.9% to $15.9 million in 2006 from $9.7 million in 2005, primarily the result of increased market rates paid on Bank certificates of deposit and borrowed funds. The volume of average interest-bearing liabilities increased approximately $34.5 million when comparing 2006 with that of 2005. The increase to interest expense resulting from increased rates on all interest-bearing liabilities was $5.4 million and the increase attributable to higher volumes of interest-bearing liabilities was $790 thousand.

Throughout 2007, we believe our net interest margin will decline or remain relatively stable due to anticipated target federal funds rate decreases by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). However, this expectation may not be realized and our net interest margin could improve if inflationary pressures or other factors cause the Federal Reserve Board to raise the federal funds target rate.

Our net interest income for 2005 was $19.0 million, an increase of $2.2 million or 13.1% when compared to net interest income of $16.8 million earned during 2004. Our net interest margin, on a tax-equivalent basis, for the year-ended December 31, 2005 was 4.16% compared to 4.04% in 2004. The increased net interest margin resulted from the increase in our average earning assets. Our net interest rate spread, on a tax-equivalent basis, for 2005 was 3.77% compared to 3.79% for 2004. As a result of interest-bearing liabilities repricing faster than interest-earning assets, the spread decreased by two basis points as the change in the rates paid on interest-bearing liabilities was two basis points greater than the change in yields earned on interest-earning assets for the period.

Total interest income increased $5.9 million during 2005 compared to 2004, due to an increase of $38.0 million in average earning assets. Approximately $2.5 million in interest income can be attributed to the additional volume of earning assets in 2005 relative to 2004 while the effect of higher rates earned on interest-earning assets in 2005 relative to 2004 increased the income by approximately $3.4 million.

Total interest expense increased $3.7 million during 2005 compared to 2004, the result of increased rate and volume of average interest-bearing liabilities. Our cost of funds during 2005 was 2.45%, an increase of 83 basis points when compared to 1.62% in 2004. The volume of average interest-bearing liabilities increased $28.7 million in 2005 and as a result increased interest expense by approximately $453 thousand. The effect of higher interest rates paid on interest-bearing liabilities during 2005 resulted in increased interest expense of $3.3 million producing a total increase in interest expense of $3.7 million.

The following table presents an analysis of average interest-earning assets and interest-bearing liabilities, the interest income or expense applicable to each asset or liability category and the resulting yield or rate paid.

Average Consolidated Balances and Net Interest Income Analysis

	Year Ended December 31,								
	2006			2005			2004		
	Average Balance	Yield/ Rate	Income/ Expense	Average Balance	Yield/ Rate	Income/ Expense	Average Balances	Yield/ Rate	Income/ Expense
	(Dollars in thousands)								
Assets:									
Loans—net[1]	$404,676	7.73%	$31,277	$351,279	6.84%	$24,012	$308,207	$5.91%	18,202
Taxable securities	82,929	4.49	3,724	78,853	4.04	3,189	84,711	3.92	3,323
Nontaxable securities[2]	29,548	5.58	1,648	32,223	5.46	1,759	34,384	5.05	1,735
Other investments[3]	8,479	5.86	497	7,188	3.35	241	4,222	1.73	73
Total interest-earning assets	525,632	7.07	37,146	469,543	6.22	29,201	431,524	5.41	23,333
Cash and due from banks	17,514			21,005			24,393		
Bank premises and equipment, net	20,606			17,831			14,056		
Other assets	17,831			16,252			14,188		
Total assets	$581,583			$524,631			$484,161		
Liabilities and Shareholders' Equity:									
Interest-bearing deposits	$386,209	3.46%	$13,370	$345,690	2.21%	$ 7,644	$313,661	$1.36%	4,273
Short-term borrowings	15,826	4.83	765	14,598	3.21	468	15,936	1.52	243
Long-term obligations	26,223	6.69	1,754	33,460	4.60	1,539	35,495	3.96	1,405
Total interest-bearing liabilities	428,258	3.71	15,889	393,748	2.45	9,651	365,092	1.62	5,921
Non-interest-bearing deposits	92,988			93,996			85,432		
Other liabilities	5,234			3,561			2,424		
Shareholders' equity	55,103			33,326			31,213		
Total liabilities and shareholders' equity	$581,583			$524,631			$484,161		
Net interest income and net interest margin (FTE)[4]		4.04%	$21,257		4.16%	$19,550		4.04%	$17,412
Net interest rate spread (FTE)[5]		3.36%			3.77%			3.79%	

(1) Average loans include non accruing loans, net of allowance for loan losses. Amortization of deferred loan fees of $619 thousand, $615 thousand, and $481 thousand for 2006, 2005, and 2004, respectively, are included in interest income.

(2) Yields on tax-exempt investments have been adjusted to a fully taxable-equivalent basis (FTE) using the federal income tax rate of 34%. The taxable equivalent adjustment was $560 thousand, $598 thousand, and $590 thousand for the years 2006, 2005, and 2004, respectively.

(3) Other investments include federal funds sold and interest-bearing deposits with banks and other institutions.

(4) Net interest margin is computed by dividing net interest income by total average earning assets, net of the allowance for loan losses.

(5) Net interest rate spread equals the earning asset yield minus the interest-bearing liability rate.

The following table presents the relative impact on net interest income of the volume of earning assets and interest-bearing liabilities and the rates earned and paid by us on such assets and liabilities. Variances resulting from a combination of changes in rate and volume are allocated in proportion to the absolute dollar amount of the change in each category.

Change in Interest Income and Expense on Tax Equivalent Basis

	2006 Compared to 2005			2005 Compared to 2004		
	Volume[1]	Rate[1]	Net	Volume[1]	Rate[1]	Net
	(Dollars in thousands)					
Loans	$3,889	$ 3,376	$7,265	$2,744	$3,066	$5,810
Taxable securities	174	361	535	(233)	99	(134)
Nontaxable securities[2]	(148)	37	(111)	(114)	138	24
Other investments	59	197	256	75	93	168
Interest income	3,974	3,971	7,945	2,472	3,396	5,868
Interest-bearing deposits	1,149	4,577	5,726	572	2,799	3,371
Short-term borrowings	49	248	297	(32)	257	225
Long-term obligations	(408)	623	215	(87)	221	134
Interest expense	790	5,448	6,238	453	3,277	3,730
Net interest income	$3,184	$(1,477)	$1,707	$2,019	$ 119	$2,138

(1) The combined rate/volume variance for each category has been allocated equally between rate and volume variances.

(2) Yields on tax-exempt investments have been adjusted to a fully taxable-equivalent basis (FTE) using the federal income tax rate of 34%. The taxable equivalent adjustment was $560 thousand, $598 thousand, and $590 thousand for the years 2006, 2005, and 2004, respectively.

Rate Sensitivity Management

Rate sensitivity management, an important aspect of achieving satisfactory levels of net interest income, is the management of the composition and maturities of rate-sensitive assets and liabilities. The following table sets forth our interest sensitivity analysis at December 31, 2006 and describes, at various cumulative maturity intervals, the gap-ratios (ratios of rate-sensitive assets to rate-sensitive liabilities) for assets and liabilities that we consider to be rate sensitive. The interest-sensitivity position has meaning only as of the date for which it was prepared. Variable rate loans are considered to be highly sensitive to rate changes and are assumed to reprice within 12 months.

The difference between interest-sensitive asset and interest-sensitive liability repricing within time periods is referred to as the interest-rate-sensitivity gap. Gaps are identified as either positive (interest-sensitive assets in excess of interest-sensitive liabilities) or negative (interest-sensitive liabilities in excess of interest-sensitive assets).

As of December 31, 2006, we had a negative one-year cumulative gap of 18.5%. We have interest-earning assets of $300.9 million maturing or repricing within one year and interest-bearing liabilities of $406.2 million repricing or maturing within one year. This is primarily the result of short-term interest sensitive liabilities being used to fund longer term interest-earning assets, such as loans and investment securities. A negative gap position implies that interest-bearing liabilities (deposits and other borrowings) will reprice at a faster rate than interest-earning assets (loans and investments). In a falling rate environment, a negative gap position will generally have a positive effect on earnings, while in a rising rate environment this will generally have a negative effect on earnings.

On December 31, 2006, our savings and core time deposits of $259.1 million included savings, NOW and Money Market accounts of $114.4 million. In our rate sensitivity analysis, these deposits are considered as repricing in the earliest period (3 months or less) because the rate we pay on these interest-bearing deposits can be changed weekly. However, our historical experience has shown that changes in market interest rates have little, if any, effect on those deposits within a given time period and, for that reason, those liabilities could be considered non-rate sensitive. If those deposits were excluded from rate sensitive liabilities, our rate sensitive assets and liabilities would be more closely matched at the end of the one-year period.

Rate Sensitivity Analysis as of December 31, 2006

	3 Months Or Less	4-12 Months	Total Within 12 Months	Over 12 Months	Total
	(Dollars in thousands)				
Earning assets:					
Loans—gross	$244,588	$ 23,733	$ 268,321	$149,622	$417,943
Investment securities	1,915	4,936	6,851	119,009	125,860
Federal funds sold	23,575	—	23,575	—	23,575
Interest bearing deposits	891	—	891	—	891
FHLB stock	1,229	—	1,229	—	1,229
Total earning assets	272,198	28,669	300,867	268,631	569,498
Percent of total earnings assets	47.8%	5.0%	52.8%	47.2%	100.0%
Cumulative percentage of total earning assets	47.8	52.8	52.8	100.0	
Interest-bearing liabilities:					
Savings, NOW and Money Market deposits	114,378	—	114,378	—	114,378
Time deposits of $100,000 or more	49,153	85,842	134,995	21,270	156,265
Other time deposits	31,768	93,999	125,767	18,949	144,716
Short-term borrowings	28,105	3,000	31,105	—	31,105
Long-term obligations	—	—	—	10,310	10,310
Total interest-bearing liabilities	$223,404	$ 182,841	$ 406,245	$ 50,529	$456,774
Percent of total interest-bearing liabilities	48.9%	40.0%	88.9%	11.1%	100.0%
Cumulative percent of total interest-bearing liabilities	48.9	88.9	88.9	100.0	
Ratios:					
Ratio of earning assets to interest-bearing liabilities (gap ratio)	121.8%	15.7%	74.1%	531.6%	124.7%
Cumulative ratio of earning assets to interest-bearing liabilities (cumulative gap ratio)	121.8%	74.1%	74.1%	124.7%	
Interest sensitivity gap	$ 48,794	$(154,172)	$(105,378)	$218,102	$112,724
Cumulative interest sensitivity gap	48,794	(105,378)	(105,378)	112,724	112,724
As a percent of total earnings assets	8.6%	(18.5%)	(18.5%)	19.8%	19.8%

As of December 31, 2006, approximately 52.8% of our interest-earning assets could be repriced within one year and approximately 86.4% of interest-earning assets could be repriced within five years. Approximately 88.9% of interest-bearing liabilities could be repriced within one year and approximately 97.7% could be repriced within five years.

Market Risk

Our primary market risk is interest rate risk. Interest rate risk results from differing maturities or repricing intervals of interest-earning assets and interest-bearing liabilities and the fact that rates on these financial instruments do not change uniformly. These conditions may impact the earnings generated by our interest-earning assets or the cost of our interest-bearing liabilities, thus directly impacting our overall earnings.

We actively monitor and manage interest rate risk. One way this is accomplished is through the development of and adherence to our asset/liability policy. This policy sets forth our strategy for matching the risk characteristics of interest-earning assets and interest-bearing liabilities so as to mitigate the effect of changes in the rate environment.

Market Risk Analysis

	Principal Maturing in Years Ended December 31,							
	2007	2008	2009	2010	2011	Thereafter	Total	Fair Value
	(Dollars in thousands)							
Assets:								
Loans, gross:								
Fixed rate	$ 36,086	$30,869	$29,752	$28,188	$25,806	$35,006	$185,707	$178,359
Average rate (%)	7.01%	6.76%	6.86%	6.79%	7.69%	6.00%	6.82%	
Variable rate	108,948	23,022	28,203	20,097	13,717	38,249	232,236	232,236
Average rate (%)	8.52	7.57	7.67	7.99	8.29	8.06	8.19	
Investment securities:								
Fixed rate	2,305	14,938	7,790	10,251	5,757	82,332	123,373	121,288
Average rate (%)	3.51	4.30	4.57	4.62	5.43	4.99	4.84	
Variable rate	—	—	—	—	—	4,632	4,632	4,572
Average rate (%)	—	—	—	—	—	4.30	4.30	
Interest-bearing deposits:								
Variable rate	891	—	—	—	—	—	891	891
Average rate (%)	5.24	—	—	—	—	—	5.24	
Liabilities:								
Savings and interest-bearing checking:								
Variable rate	114,378	—	—	—	—	—	114,378	114,378
Average rate (%)	1.59						1.59	
Certificate of deposit:								
Fixed rate	259,863	$32,407	$ 6,913	$ 246	$ 653	—	300,082	299,525
Average rate (%)	4.95	4.89%	4.02%	5.23%	5.56%	—	4.92	
Variable rate	899	—	—	—	—	—	899	899
Average rate (%)	3.74						3.74	
Short-term borrowings:								
Fixed rate	3,000	—	—	—	—	—	3,000	2,968
Average rate (%)	3.70						3.70	
Variable rate	$ 28,105	—	—	—	—	—	28,105	28,105
Average rate (%)	5.40%						5.40	
Long-term obligations:								
Variable rate	—	—	—	—	—	$10,310	$ 10,310	$ 10,310
Average rate (%)	—	—	—	—	—	8.82%	8.82%	

Non-interest Income

Non-interest income, principally charges and fees assessed for the use of our services, is a significant contributor to net income. The following table presents the components of non-interest income for 2006, 2005 and 2004.

Non-interest Income

	Year Ended December 31,		
	2006	2005	2004
	(Dollars in thousands)		
Service charges on deposit accounts	$3,027	$3,323	$ 3,387
Other service charges and fees	1,364	1,301	1,229
Mortgage origination brokerage fees	1,013	756	464
Net gain on sale of securities	—	107	308
Impairment charge on investments	—	—	(1,388)
Income from investments in SBIC's	375	—	—
Income from bank owned life insurance	305	255	288
Gain on proceeds of insurance settlement	—	—	396
Gain on sale of credit card portfolio	—	375	—
Other operating income	99	108	118
Total non-interest income	$6,183	$6,225	$ 4,802

Non-interest income decreased $42 thousand or 0.7% to $6.2 million in 2006 primarily the result of decreased service charges on deposit accounts of $296 thousand in 2006 compared 2005. We experienced a decrease in Overdraft Banking Privilege (ODP) fees of $264 thousand. Management believes that an enhancement to the Bank's account statement information to provide customers with ODP fees paid year-to-date has altered the usage of our ODP service. We anticipate a continued decline in ODP fee income in 2007. Other service charges and fees increased $320 thousand or 15.6% principally due to an increase in mortgage origination brokerage fees of $257 thousand as the Bank continues to expand this service within our market areas. Income distributions totaling $375 thousand from investments in Small Business Investment Company (SBIC's) received during the third and fourth quarter of 2006 contributed to non-interest income in 2006. Distributions from SBIC's are generated whenever a company in which the SBIC has invested in is sold or otherwise successfully exits the financing provided by the SBIC. Future distributions are expected but their dollar level and frequency can not be determined by management. The income from the SBIC's during 2006 compares equally to the gain on sale of credit card loans of $375 thousand in 2005. In 2006 there were no gains on the sale of securities while there were $107 thousand in net gains during 2005. Income from bank owned life insurance (BOLI) increased $50 thousand from $255 thousand in 2005 to $305 thousand in 2006.

Non-interest income increased $1.4 million or 29.2% to $6.2 million in 2005 compared to $4.8 million in 2004. The increase is principally due to an impairment charge of $1.4 million on $5.7 million of FHLMC and FNMA perpetual preferred stock that we recognized in 2004. The reclassification of an unrealized mark-to-market loss on these securities to an other-than-temporary charge was based upon a detailed impairment analysis. Unrealized gains and losses on the securities were previously recognized in accumulated other comprehensive loss in the shareholders' equity section of the balance sheet. Absent the impairment charge in 2004, non-interest income would have been substantially the same in 2005 as in 2004. Service charges on deposit accounts remained stable in 2005 relative to 2004 while other service charges and fees increased $364 thousand or 21.5% in 2005 compared to 2004. The increase in other service charges and fees over the prior-year period is principally due to increased mortgage origination brokerage fees of $292 thousand and financial services fees of $83 thousand offset by minor decreases in other fees. The increase in mortgage origination brokerage fees in 2005 resulted from increases in the number of locations and staff offering mortgage brokerage services compared to the previous year. In the fourth quarter of 2005, the Bank sold its credit card portfolio with outstanding balances of approximately $2.7 million for a premium that resulted in a gain on sale of credit card loans of $375 thousand. That gain compares to proceeds received on insurance settlements in 2004, both of which were nonrecurring. During 2005, we realized net gains on sale of securities of $107 thousand, which was $201 thousand less than we realized in 2004.

Non-interest Expense

Non-interest expense increased $1.0 million or 5.7% to $18.5 million in 2006 compared to $17.5 million in 2005 and non-interest expense increased $2.0 million or 12.9% in 2005 compared to $15.5 million in 2004. The increase in all periods is principally due to increases in salary and benefits expense. The following table presents the components of non-interest expense for 2006, 2005 and 2004.

Non-interest Expense

	Year Ended December 31,		
	2006	2005	2004
	(Dollars in thousands)		
Salaries	$ 7,509	$ 6,651	$ 5,874
Retirement and other employee benefits	2,753	2,624	2,126
Occupancy	1,621	1,559	1,301
Equipment	1,727	1,701	1,696
Professional fees	356	469	316
Supplies	341	330	329
Telephone	506	498	389
Other	3,724	3,633	3,484
Total	$18,537	$17,465	$15,515

Expenses for salaries and benefits increased 10.6%, 15.9% and 8.8% for the years ended December 31, 2006, 2005 and 2004, respectively. The increase in salary and benefit expenses is related to staff additions to accommodate our growth, additional branches and the expansion of our mortgage origination department. As of December 31, 2006, we had 195 employees and operated 20 full service banking offices and three mortgage loan origination offices.

Salary expense increased $858 thousand or 12.9% in 2006 compared to 2005 as we continued to add business development officers in some of our newer markets. Also, as a result of the adoption of SFAS No. 123R, compensation cost of $109 thousand was recognized in 2006 that previously had not required to be expensed. Employee benefits increased $129 thousand or 4.9% in 2006 over the prior year principally due to expense of $90 thousand relating to plans that are tied to BOLI, increased group insurance of $40 thousand and increased FICA tax of $39 thousand.

Occupancy expense increased $62 thousand or 4.0% in 2006. Increased property taxes, building repair and maintenance, building rentals for our mortgage brokerage services and janitorial services accounted for the increase in occupancy expense during 2006.

Professional fees, which include audit, legal and consulting fees, decreased $113 thousand or 24.1% to $356 thousand for 2006 relative to the same period in 2005. The decrease in professional fees during 2006 compared to 2005 was principally due to decreased consulting fees of $96 thousand and decreased audit and accounting fees of $57 thousand. During 2005, fees were incurred for services pertaining to strategic planning, disaster recovery/business resumption planning and independent credit review that were not incurred during 2006.

Other operating expenses increased $91 thousand or 2.5% for 2006 compared to 2005 primarily the result of increased write downs of repossessed assets in the amount $58 thousand, increased advertising costs of $43 thousand and increased recruiting expenses of $41 thousand.

Salary expense increased $777 thousand or 13.2% in 2005 over the prior year period as we continued to add business development officers in some of our newer markets and additional originators to our expanding mortgage loan brokerage service. Employee benefits increased $498 thousand or 23.4% in 2005 over the prior year principally due to increased employee incentive expense of $273 thousand, increased group insurance of $59 thousand and increased FICA tax of $53 thousand. In 2004, management reduced its annual employee incentive plan accruals by approximately $278 thousand to reflect the effect of the investment securities impairment write-down on our 2004 operating results.

Occupancy expense increased $258 thousand or 19.8% to $1.6 million in 2005 compared to $1.3 million in 2004. The largest component of the increase was building depreciation expense, which increased $184 thousand in 2005 relative to 2004. The substantial increase in depreciation expense in 2005 was primarily due to our acceleration of the remaining depreciation of approximately $162 thousand on our old Southern Shores/ Kitty Hawk office facility, which was demolished in the first quarter of 2005. We also experienced increased depreciation expense on our new corporate office in 2005. Increased property taxes, building rentals for our mortgage brokerage services and janitorial services accounted for the remaining portion of occupancy expense increase during 2005.

Professional fees, which include audit, legal and consulting fees, increased $153 thousand or 48.4% to $469 thousand for 2005 relative to the same period in 2004. The increase in professional fees during 2005 compared to 2004 was principally due to increased audit and accounting fees of $64 thousand due to additional year-end control testing in our data processing area and requirements of the Sarbanes-Oxley Act of 2002. Consulting fees increased $75 thousand to $179 thousand in 2005 from $104 thousand for 2004. These increased consulting fees were incurred for services pertaining to strategic planning, disaster recovery/business resumption planning and independent credit review performed during the first quarter of 2005.

Telephone expense in 2005 compared to 2004 increased $109 thousand or 28.0% which resulted from adding high speed (T-1) communication lines to our network necessary for future implementation of a new loan and deposit platform and online teller system.

Other operating expenses increased $149 thousand or 4.3% for 2005 compared to 2004 as other outside services increased $101 thousand or 40.6% due primarily to personnel services.

Income Taxes

For the year-ended December 31, 2006, we recorded income tax expense of $2.4 million, compared to $2.1 million and $2.0 million for the year-ended December 31, 2005 and 2004, respectively. Our effective tax rate for the years ended December 31, 2006, 2005 and 2004 was 30.2%, 30.2% and 38.2%, respectively.

Our effective tax rate for 2004 was higher due to the change in valuation allowance as a result of the $1.4 million impairment charge on investments taken at year end 2004. Due to the sale of such preferred stock during 2005, the capital losses were realized. The valuation allowance for deferred tax assets was $499 thousand for both December 31, 2006 and 2005 and $534 thousand for December 31, 2004. The valuation allowance required at December 31, 2004 was for certain unrealized capital losses related to perpetual preferred stock issued by FNMA and FHLMC. These losses are capital in character and we may not have current capital gain capacity to offset these losses. The effective tax rate in 2006 and 2005 differs from the federal statutory rate of 34.0% primarily due to tax-exempt interest income we earned on tax-exempt securities in our investment portfolio.

Financial Condition at December 31, 2006, 2005 and 2004

Our total assets were $624.1 million at December 31, 2006, $547.7 million at December 31, 2005 and $501.9 million at December 31, 2004. Asset growth during 2006 was funded primarily by an increase in time deposits of $51.9 million and through funds provided by our stock sale in 2006. For the years ended December 31, 2006 and 2005, we grew our loans $31.1 million and $57.3 million, respectively, due to favorable loan demand in our market areas and our ability to reach new borrowers through additional loan calling officers. For the years ended December 31, 2006 and 2005, we grew our deposits $47.0 million and $54.1 million, respectively, through marketing of core deposits and wholesale certificates of deposit, the proceeds of which were invested in interest-earning assets.

We believe our financial condition is sound. The following discussion focuses on the factors considered by us to be important in assessing our financial condition.

The following table sets forth the relative composition of our balance sheets at December 31, 2006, 2005 and 2004.

Distribution of Assets and Liabilities

	December 31,					
	2006		2005		2004	
	(Dollars in thousands)					
Assets:						
Loan, gross	$417,943	67.0%	$386,786	70.6%	$329,530	65.6%
Investment securities	125,860	20.2	104,723	19.1	112,321	22.4
Interest-bearing deposits	891	0.1	912	0.2	910	0.2
FHLB stock	1,229	0.2	1,948	0.4	1,947	0.4
Federal funds sold	23,575	3.8	—	—	—	—
Total earning assets	569,498	91.3	494,369	90.3	444,708	88.6
Allowance for loan losses	(4,725)	(0.8)	(4,650)	(0.8)	(4,300)	(0.8)
Non-interest-bearing deposits and cash	15,591	2.5	17,927	3.3	27,353	5.4
Bank premises and equipment, net	23,042	3.7	18,859	3.4	16,939	3.4
Other assets	20,664	3.3	21,181	3.8	17,190	3.4
Total assets	$624,070	100.0%	$547,686	100.0%	$501,890	100.0%
Liabilities and Shareholders' Equity:						
Demand deposits	$ 96,890	15.5%	$ 98,890	18.1%	$ 86,216	17.2%
Savings, NOW and Money Market deposits	114,378	18.3	117,241	21.4	118,103	23.5
Time deposits of $100,000 or more	156,265	25.0	122,329	22.3	95,990	19.1
Other time deposits	144,716	23.2	126,748	23.1	110,824	22.1
Total deposits	512,249	82.1	465,208	84.9	411,133	81.9
Short-term borrowings	31,105	5.0	23,598	4.3	23,007	4.6
Long-term obligations	10,310	1.7	18,310	3.4	31,310	6.2
Accrued interest and other liabilities	7,613	1.2	6,005	1.1	4,363	0.9
Total liabilities	561,277	89.9	513,121	93.7	469,813	93.6
Shareholders' equity	62,793	10.1	34,565	6.3	32,077	6.4
Total liabilities and share-holders' equity	$624,070	100.0%	$547,686	100.0%	$501,890	100.0%

Loans

As of December 31, 2006, total loans increased to $417.9 million, up 8.0% from total loans of $386.8 million at December 31, 2005. Construction and land development loans increased from $91.3 million in 2005 to $116.3 million in 2006. The majority of this loan growth can be attributed to demand for commercial construction loans, which increased by approximately $23.4 million in 2006 compared to 2005. Although we have experienced favorable loan demand during previous quarters, we began to see some softening of loan demand in our markets during the fourth quarter of 2006.

As of December 31, 2005, total loans increased to $386.8 million, up 17.4% from total loans of $329.5 million at December 31, 2004. Construction and land development loans increased from $59.5 million in 2004 to $91.3 million in 2005. The majority of this loan growth can be attributed to demand for commercial construction loans, which increased by approximately $19.8 million from 2004 to 2005. Commercial and residential real estate loans increased $18.1 million from year-end 2004 to year-end 2005.

At December 31, 2006, our loan portfolio contained no foreign loans, and we believe the portfolio is adequately diversified. Real estate loans represent approximately 78.4% of our loan portfolio. Real estate loans are primarily loans secured by real estate, including mortgage and construction loans. Residential mortgage loans accounted for approximately $57.7 million or 17.6% of our real estate loans at December 31, 2006. Commercial loans are spread

throughout a variety of industries, with no particular industry or group of related industries accounting for a significant portion of the commercial loan portfolio. At December 31, 2006, our ten largest loans accounted for approximately 8.2% of our loans outstanding. As of December 31, 2006, we had outstanding loan commitments of approximately $78.0 million. The amounts of loans outstanding at the indicated dates are shown in the following table according to loan type.

Loan Portfolio Composition

	2006	2005	2004	2003	2002
		(Dollars in thousands)			
Real estate—construction and land development	$116,279	$ 91,334	$ 59,484	$ 36,564	$ 24,339
Real estate—commercial, residential and other[1]	211,440	198,931	180,815	146,740	113,818
Installment loans	6,109	8,518	9,996	11,569	13,705
Credit cards and overdraft plans[2]	2,167	2,630	4,989	4,535	3,970
Commercial and all other loans	81,948	85,373	74,246	82,173	72,051
Total	$417,943	$386,786	$329,530	$281,581	$227,883

(1) The majority of the commercial real estate is owner-occupied and operated.

(2) The Bank sold its credit card portfolio consisting of $2.7 million in outstanding balances in 2005.

Maturities and Sensitivities of Loans to Changes in Interest Rates

The following table sets forth the maturity distribution of our loans as of December 31, 2006. A significant majority of our loans maturing after one year reprice at two and three year intervals. In addition, approximately 55.6% of our loan portfolio is comprised of variable rate loans.

Loan Maturities at December 31, 2006

	1 year or less	Due after 1 year through 5 years		Due after 5 years		Total
		Floating	Fixed	Floating	Fixed	
			(Dollars in thousands)			
Real estate—construction and land development	$ 59,541	$18,122	$ 23,901	$10,754	$ 3,961	$116,279
Real estate—commercial, residential and other	45,536	54,169	64,267	25,862	21,606	211,440
Installment loans	1,317	271	4,029	—	492	6,109
Overdraft protection plans	834	441	169	158	565	2,167
Commercial and all other loans	37,806	12,036	22,249	1,475	8,382	81,948
Total	$145,034	$85,039	$114,615	$38,249	$35,006	$417,943

Allowance for Loan Losses

We consider the allowance for loan losses adequate to cover estimated probable loan losses relating to the loans outstanding as of each reporting period. The procedures and methods used in the determination of the allowance necessarily rely upon various judgements and assumptions about economic conditions and other factors affecting our loans. In addition, various regulatory agencies, as an integral part of their examination process, periodically review our allowance for loan losses. Those agencies may require us to recognize adjustments to the allowance for loan losses based on their judgments about the information available to them at the time of their examinations. No assurance can be given that we will not in any particular period sustain loan losses that are sizable in relation to the amount reserved or that subsequent evaluations of the loan portfolio, in light of conditions and factors then prevailing, will not require significant changes in the allowance for loan losses or future charges to earnings.

The following table summarizes the balances of loans outstanding, average loans outstanding, changes in the allowance arising from charge-offs and recoveries by category and additions to the allowance that have been charged to expense.

Analysis of the Allowance for Loan Losses

	Year ended December 31,				
	2006	2005	2004	2003	2002
	(Dollars in thousands)				
Total loans outstanding at end of year—gross	$417,943	$386,786	$329,530	$281,581	$227,883
Average loans outstanding—gross	$409,565	$355,755	$312,082	$254,830	$205,272
Allowance for loan losses at beginning of year	$ 4,650	$ 4,300	$ 3,550	$ 3,150	$ 2,850
Loan charged off:					
Real estate	—	12	6	—	—
Installment loans	68	45	103	200	134
Credit cards and related plans	—	31	38	39	123
Commercial and all other loans	59	218	34	111	188
Total charge-offs	127	306	181	350	445
Recoveries of loans previously charged off:					
Real estate	7	—	—	14	1
Installment loans	16	16	50	43	21
Credit cards and related plans	3	18	15	18	24
Commercial and all other loans	65	1	62	37	59
Total recoveries	91	35	127	112	105
Net charge-offs	36	271	54	238	340
Provision for loan losses	351	757	804	638	640
Adjustment for loans sold (1)	—	(136)	—	—	—
Adjustment for unfunded loans (2)	(240)	—	—	—	—
Allowance for loan losses at end of year	$4,725	$4,650	$4,300	$3,550	$3,150
Ratios:					
Net charge-offs during year to average loans outstanding	0.01%	0.08%	0.02%	0.09%	0.17%
Allowance for loan losses to loans at year end	1.13	1.20	1.30	1.26	1.38
Allowance for loan losses to nonperforming loans	2,568	7,154	4,175	1,868	765

(1) During 2005 the Bank sold its credit card portfolio with outstanding balances of approximately $2.7 million. Prior to the sale, the Bank had reserved 5% of the outstanding balances in the allowance for loan losses. The allowance was reduced by $136 thousand when the credit card portfolio was sold.

(2) $240 thousand allocated to approximately $80 million of committed but unfunded loan obligations was reclassed to other liabilities from the Bank's allowance for loan losses.

The allowance for loan losses is created by direct charges to earnings. Losses on loans are charged against the allowance in the period in which such loans, in our opinion, become uncollectible. Recoveries during the period are credited to this allowance. The factors that influence our judgment in determining the amount charged to operating expense as a provision to add to the allowance for loan losses include past due loan loss experience, composition of the loan portfolio, evaluation of estimated loan losses and current economic conditions. Our loan watch committee, which includes three members of senior management as well as regional managers and other credit administration personnel, conducts a quarterly review of all loans classified as substandard. This review follows a re-evaluation by the account officer who has primary responsibility for the relationship with the borrower.

Net charge-offs of $36 thousand in 2006 decreased $235 thousand from 2005 and decreased $18 thousand when compared to 2004. Asset quality remains a top priority and our loan portfolio continues to be in excellent shape. For the year, net loan charge-offs were 0.01% of average loans and non-performing loans represent only 0.04% of total loans at December 31, 2006. We believe these loan portfolio quality statistics will keep us above our peer averages.

As noted in the above table, we had $240 thousand reserved for unfunded loan commitments which was included in the allowance for loan losses. During 2006 we reclassified the $240 thousand from the allowance to other liabilities resulting in a decrease to allowance for loan losses to loans at period end from 1.20% at December 31, 2005 to 1.13% at December 31, 2006.

Allocation of the Allowance for Loan Losses

At December 31, 2006, the allocated portion of the allowance for loan losses assigned to real estate loans increased $338 thousand or 10.3% compared to the portion of the allowance for loan losses allocated to real estate loans at December 31, 2005. The shift in allocation is primarily the result of loan volume growth of real estate loans and risk grades assigned to individual loans during our assessment of credit quality during 2006.

Our unallocated portion of the allowance for loan losses decreased $105 thousand or 73.9% as the result of our evaluation of various conditions that are not directly measured by any other component of the reserve and that are not tied to particular categories of or individual loans. One element of this evaluation is the seasoning of the loan portfolio.

The following table sets forth the allocation of allowance for loan losses and percent of our total loans represented by the loans in each loan category for each of the years presented.

Allocation of the Allowance for Loan Losses

	December 31,									
	2006		2005		2004		2003		2002	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)									
Real estate	$3,630	78.4%	$3,292	75.0%	$2,734	72.9%	$2,487	65.1%	$1,815	60.7%
Installment loans	233	1.5	122	2.2	134	3.0	82	4.1	128	6.0
Credit cards and related plans	8	0.5	21	0.7	165	1.5	162	1.6	137	1.7
Commercial and all other loans	817	19.6	1,073	22.1	1,196	22.6	777	29.2	818	31.6
Total allocated	4,688	100.0%	4,508	100.0%	4,229	100.0%	3,508	100.0%	2,898	100.0%
Unallocated	37		142		71		42		252	
Total	$4,725		$4,650		$4,300		$3,550		$3,150	

Nonperforming Assets and Past Due Loans

The following table summarizes our nonperforming assets and past due loans at the dates indicated.

Nonperforming Assets and Past Due Loans

	December 31,				
	2006	2005	2004	2003	2002
	(Dollars in thousands)				
Non-accrual loans	$130	$—	$ 66	$ 147	$ 351
Loans past due 90 days or more days still accruing	—	—	—	—	—
Restructured loans	54	65	37	43	61
Repossessions	240	—	—	230	—
Foreclosed properties	—	—	35	24	26
Total	$424	$65	$138	$444	$438

A loan is placed on non-accrual status when, in our judgment, the collection of interest income appears doubtful or the loan is past due 90 days or more. Interest receivable that has been accrued and is subsequently determined to have doubtful collectibility is charged to the appropriate interest income account. Interest on loans that are classified as non-accrual is recognized when received. In some cases, where borrowers are experiencing financial difficulties, loans may be restructured to provide terms significantly different from the original terms. Foreclosed properties are initially recorded at the lower of cost or fair value less estimated costs to sell. Thereafter the properties are maintained at the lower of cost or fair value.

At December 31, 2006 and 2005, nonperforming assets were approximately 0.1% and 0.02%, respectively, of the loans outstanding at such dates. The impact of our non-accrual loans at December 31, 2006, on our interest income for the year then ended was not material.

Any loans that are classified for regulatory purposes as loss, doubtful, substandard or special mention, and that are not included as non-performing loans, do not (i) represent or result from trends or uncertainties that management reasonably expects will materially impact future operating results; or (ii) represent material credits about which management has any information which causes management to have serious doubts as to the ability of such borrower to comply with the loan repayment terms.

Off-Balance Sheet Arrangements and Contractual Obligations

We have various financial instruments (outstanding commitments) with off-balance sheet risk that are issued in the normal course of business to meet the financing needs of our customers. These financial instruments include commitments to extend credit and standby letters of credit. We also have contractual cash obligations and commitments, including certificates of deposit, other borrowings, operating leases and loan commitments. The following tables set forth our commercial commitments and contractual payment obligations as of December 31, 2006.

	Amount of Commitment Expiration per Period				
Commercial Commitments	**Total**	**Less than 1 year**	**1-3 years**	**4-5 years**	**More than 5 years**
	(Dollars in thousands)				
Loan commitments and lines of credit	$ 78,022	$ 56,916	$ 581	$2,662	$17,863
Standby letters of credit	2,516	2,516	—	—	—
Total commercial commitments	$ 80,538	$ 59,432	$ 581	$2,662	$17,863

	Amount of Payments Due per Period				
Contractual Obligations	**Total**	**Less than 1 year**	**1-3 years**	**4-5 years**	**More than 5 years**
	(Dollars in thousands)				
Long-term obligations	$ 10,310	$ —	$ —	$ —	$10,310
Short-term borrowings	31,105	31,105	—	—	—
Operating leases	2,985	543	652	370	1,420
Deposits	512,249	472,030	39,320	899	—
Total contractual obligations	$556,649	$ 503,678	$39,972	$1,269	$11,730

Investment Portfolio

The composition of our securities portfolio reflects our investment strategy of maintaining an appropriate level of liquidity while providing a relatively stable source of income. Our securities portfolio also provides a balance to interest rate risk and credit risk in other categories of the balance sheet while providing a vehicle for investing available funds, furnishing liquidity and supplying securities to pledge as required collateral for certain deposits and borrowed funds. We use two categories to classify our securities: "held-to-maturity" and "available-for-sale." Currently, none of our investments are classified as held-to-maturity. While we have no plans to liquidate a significant amount of our securities, the securities classified as available-for-sale may be sold to meet liquidity needs should management deem it to be in our best interest.

Our investment securities totaled $125.9 million at December 31, 2006, $104.7 million at December 31, 2005 and $112.3 million at December 31, 2004. The increase in investment securities of $21.1 million or 20.2% in 2006 is principally due to a $25.0 million "prefund" strategy implemented early in the fourth quarter of 2006. We preinvested future cash flows with short-term borrowing in order to capture currently available high yields versus waiting for cash roll off later that may have to be reinvested at lower rates. Additions to the investment securities portfolio depend to a large extent on the availability of investable funds that are not otherwise needed to satisfy loan demand. In general, because of loan funding needs, we have historically used proceeds from investment maturities and calls to originate loans, which lead to a reduction in the level of investment securities at December 31, 2005 which was $7.6 million lower than the fair value of our investment portfolio at December 31, 2004. Investable funds not otherwise utilized are temporarily invested as federal funds sold or as interest-bearing balances at other banks, the level of which is affected by such considerations as near-term loan demand and liquidity needs.

The carrying values of investment securities held by us at the dates indicated are summarized as follows:

Investment Portfolio Composition

	December 31,					
	2006	Percentage	2005	Percentage	2004	Percentage
	(Dollars in thousands)					
Securities available-for-sale:						
Government-sponsored enterprises and FFCB bonds	$ 36,760	29.2%	$ 23,265	22.2%	$ 10,963	9.8%
Collaterized mortgage obligations	21,221	16.9	16,969	16.2	20,980	18.7
Corporate notes	3,046	2.4	—	—	—	—
Mortgage-backed securities	32,223	25.6	35,737	34.1	45,068	40.1
Tax-exempt municipal securities	32,610	25.9	28,752	27.5	31,033	27.6
Preferred stock	—	—	—	—	4,277	3.8
Total investments	$125,860	100.0%	$104,723	100.0%	$112,321	100.0%

The following table shows maturities of the carrying values and the weighted-average yields of investment securities held by us at December 31, 2006.

Investment Portfolio Maturity Schedule

	3 months or less	Over 3 months through 1 year	Over 1 year through 5 years	Over 5 years but within 10 years	Over 10 years	
	Amount/ Yield	Amount/ Yield	Amount/ Yield	Amount/ Yield	Amount/ Yield	Total/ Yield
			(Dollars in thousands)			
Available-for-sale:						
Government-sponsored enterprises and FFCB bonds	$ —	$1,973	$25,337	$ 5,425	$ 4,025	$ 36,760
	—	2.98%	4.42%	5.25%	5.92%	4.63%
Collaterized mortgage obligations[1]	—	—	17,221	4,000	—	21,221
	—	—	4.20	5.45	—	4.43
Corporate notes	—	—	—	3,046	—	3,046
	—	—	—	5.55	—	5.55
Mortgage-backed securities[1]	—	—	27,666	4,557	—	32,223
	—	—	4.42	4.60	—	4.44
Tax-exempt municipal securities[2]	205	1,681	9,077	12,815	8,832	32,610
	6.94	4.94	5.56	5.48	6.03	5.63
Total investments	$ 205	$3,654	$79,301	$29,843	$12,857	$125,860
	6.94%	3.86%	4.50%	5.30%	5.99%	4.82%

(1) Mortgage-backed securities (MBS) and collaterized mortgage obligations (CMO) maturities are based on the average life at the projected prepayment assumptions.

(2) Yields on tax-exempt investments have been adjusted to a fully taxable-equivalent basis (FTE) using the federal income tax rate of 34%. The taxable equivalent adjustment was $560 thousand, $598 thousand, and $590 thousand for the years 2006, 2005, and 2004, respectively.

The weighted average yields shown are calculated on the basis of cost and effective yields for the scheduled maturity of each security. At December 31, 2006, the market value of the investment portfolio was approximately $2.1 million below its book value, which is primarily the result of higher market interest rates compared to the interest rates on the investments in the portfolio.

We currently have the ability to hold our available-for-sale investment securities to maturity. However, should conditions change, we may sell unpledged securities. We consider the overall quality of the securities portfolio to be high. All securities held are traded in liquid markets. As of December 31, 2006, we owned securities from issuers in which the aggregate amortized cost from such issuers exceeded 10% of our shareholders' equity. As of December 31, 2006 the amortized cost and market value of the securities from each issuer were as follows:

	Amortized Cost	Market Value
	(Dollars in thousands)	
Federal National Mortgage Corporation	$30,078	$29,098
Federal Home Loan Mortgage Corporation	21,204	20,744
Federal Home Loan Banks	30,210	29,919

At December 31, 2006, we held $7.7 million in bank owned life insurance, compared to $7.4 million at December 31, 2005, respectively.

Deposits

Deposits increased to $512.2 million, up 10.1% as of December 31, 2006 compared to deposits of $465.2 million at December 31, 2005. Non-interest-bearing deposits decreased $2.0 million from year-end 2005 to year-end 2006, while total interest-bearing deposits increased $49.0 million over the same period. The most significant increases in deposits are attributed to time deposits, including wholesale time deposits, with a $33.9 million increase in time deposits of $100,000

or more and a $18.0 million increase in other time deposits. We believe that we can improve our core deposit funding by improving our branch network and providing more convenient opportunities for customers to bank with us. For this reason, we will be adding two additional branches in Greenville, NC and converting an existing loan production office in Ocean Isle Beach, NC to a full-service branch in 2007. We anticipate that our deposits will continue to increase throughout 2007.

Total deposits at December 31, 2005 increased $54.1 million or 13.2% compared to total deposits of $411.1 million at December 31, 2004. Non interest-bearing deposits increased $12.7 million from year-end 2004 to year-end 2005, while total interest-bearing deposits increased $41.4 million over the same period. Time deposits increased $42.3 million during 2005 of which $26.3 million was attributable to increases in time deposits of $100,000 or more.

The average balance of deposits and interest rates thereon for the years ended December 31, 2006, 2005, and 2004 are summarized below.

Average Deposits

	Year ended December 31,					
	2006		2005		2004	
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
	(Dollars in thousands)					
Interest-bearing demand deposits	$ 92,830	1.35%	$ 91,453	0.59%	$ 91,404	0.41%
Savings deposits	21,708	0.50	23,168	0.50	22,500	0.50
Time deposits	271,671	4.42	231,069	3.03	199,757	1.90
Total interest-bearing deposits	386,209	3.46	345,690	2.21	313,661	1.36
Non-interest-bearing deposits	92,988		93,996		85,432	
Total deposits	$479,197	2.79%	$439,686	1.74%	$399,093	1.07%

Over the past three years, our average non-interest-bearing deposits have been approximately 20% of our average total deposits. Owing to our loan growth, during 2006 we continued to look to the wholesale funds market to augment our core funding. As part of our liquidity and funding strategy, we replaced a portion of deposits of local municipalities, which require us to pledge qualifying investment securities as collateral, with wholesale funds. We subscribe to an Internet bulletin board service to advertise our deposit rates. We generated approximately $20.5 million in certificates of deposit through that service in 2006. At year-end 2006 and 2005, we had approximately $67.0 million and $73.0 million, respectively, in these types of deposits, most of which have a maturity of two years or less and carried an interest rate slightly higher than the rates we pay for deposits in our local markets. We also used a brokerage firm in 2006 to obtain an additional $11.1 million in certificates of deposit.

As of December 31, 2006, we held approximately $122.2 million in time deposits of $100,000 or more of individuals, local governments or municipal entities and $34.1 million of wholesale deposits of $100,000 or more. Non-brokered time deposits less than $100,000 were approximately $111.8 million at December 31, 2006. The following table is a maturity schedule of our time deposits as of December 31, 2006.

Time Deposit Maturity Schedule

	3 months or less	4-6 months	7-12 months	Over 12 months	Total
	(Dollars in thousands)				
Commercial Commitments					
Non-wholesale time certificates of deposit of $100,000 or more	$48,231	$26,217	$ 39,448	$ 8,275	$122,171
Non-wholesale time certificates of deposit less than $100,000	28,914	26,971	41,140	14,791	111,816
Wholesale time certificates of deposit of $100,000 or more	923	7,467	12,709	12,995	34,094
Wholesale time certificates of deposit less than $100,000	2,852	7,932	17,958	4,158	32,900
Total time deposits	$80,920	$68,587	$111,255	$40,219	$300,981

Borrowings

Short-term borrowings include sweep accounts, advances from the Federal Home Loan Bank of Atlanta (the "FHLB") having maturities of one year or less, Federal Funds purchased and repurchase agreements. Our short-term borrowings totaled $31.1 million on December 31, 2006, compared to $23.6 million on December 31, 2005, an increase of $7.5 million. Federal Funds purchased decreased $2.5 million, while repurchase agreements increased $18.5 million and sweep accounts increased $1.5 million from December 31, 2005 to December 31, 2006. The increase in repurchase agreements was the result of a prefund strategy implemented during the fourth quarter of 2006 to purchase investment securities. Short-term FHLB advances decreased $10.0 million as we repaid $13.0 million in advances during 2006 and reclassified a $3.0 million advance maturing in 2007 from long-term to short-term obligations at year-end 2006.

Long-term obligations consist of advances from FHLB with maturities greater than one year and $10.3 million in junior subordinated debentures related to trust preferred securities issued during 2002 as discussed below. Our long-term obligations decreased by $8.0 million from $18.3 million on December 31, 2005 to $10.3 million on December 31, 2006 as a result of the FHLB calling a convertible advance of $5.0 million in July of 2006 and $3.0 million maturing in 2007 which were reclassified from long-term to short-term obligations at year-end 2006.

On June 26, 2002, we completed a private issuance of $10.0 million in trust preferred securities as part of a pooled resecuritization transaction with several other financial institutions. The trust preferred securities bear interest at a floating rate of 3.45% over the three-month LIBOR rate, payable quarterly.

Subsequent Event

Subsequent to year end, management notified the Federal Reserve Bank of Richmond of its intent to redeem all of its trust preferred securities ($10.3 million) originally issued June 26, 2002. After a successful issuance of additional shares of common stock in March of 2006, management views the Company as being well capitalized without trust preferred securities. Management has evaluated the interest cost associated with trust preferred securities and concluded that redemption of the securities would improve the company's net interest margin and profitability.

Liquidity

Liquidity refers to our continuing ability to meet deposit withdrawals, fund loan and capital expenditure commitments, maintain reserve requirements, pay operating expenses and provide funds for payment of dividends, debt service and other operational requirements. Liquidity is immediately available from five major sources: (a) cash on hand and on deposit at other banks; (b) the outstanding balance of federal funds sold; (c) lines for the purchase of federal funds from other banks; (d) lines of credit established at the FHLB, less existing advances; and (e) our investment securities portfolio. All our debt securities are of investment grade quality and, if the need arises, can promptly be liquidated on the open market or pledged as collateral for short-term borrowing.

Consistent with our general approach to liquidity management, loans and other assets of the Bank are funded primarily using a core of local deposits, proceeds from retail repurchase agreements and excess Bank capital. To date, these core funds, supplemented by FHLB advances and a modest amount of brokered deposits, have been adequate to fund loan demand in our market areas, while maintaining the desired level of immediate liquidity and an investment securities portfolio available for both immediate and secondary liquidity purposes.

We are a member of the Federal Home Loan Bank of Atlanta. Membership, along with a blanket collateral commitment of our one-to-four family residential mortgage loan portfolio, as well as our commercial real estate loan portfolio, provided us the ability to draw up to $124.8 million, $109.5 million and $100.4 million of advances from the FHLB at December 31, 2006, 2005 and 2004, respectively. At December 31, 2006, we had outstanding FHLB advances totaling $3.0 million compared to $21.0 million and $24.0 million at December 31, 2005 and 2004, respectively.

As a requirement for membership, we invest in stock of the FHLB in the amount of 1.0% of our outstanding residential loans or 5.0% of our outstanding advances from the FHLB, whichever is greater. That stock is pledged as collateral for any FHLB advances drawn by us. At December 31, 2006, we owned 12,293 shares of the FHLB's $100 par value capital stock, compared to 19,477 and 19,465 shares at December 31, 2005 and 2004, respectively. No ready market exists for FHLB stock, which is carried at cost.

We also had unsecured federal funds lines in the aggregate amount of $27.0 million available to us at December 31, 2006 under which we can borrow funds to meet short-term liquidity needs. At December 31, 2006, we did not have any borrowings outstanding under these federal funds lines. Another source of funding is loan participations sold to other commercial banks (in which we retain the servicing rights). As of December 31, 2006, we had $1.0 million in loan participations sold. We believe that our liquidity sources are adequate to meet our operating needs.

Capital Resources and Shareholders' Equity

Shareholders' equity increased by approximately $28.2 million to $62.8 million at December 31, 2006 from $34.6 million at December 31, 2005. We sold an additional 862,500 shares of common stock in March 2006 for gross proceeds of $26.5 million. We experienced net income in 2006 of $5.6 million and recognized stock compensation of $242 thousand on restricted stock awards and stock options. We had a decrease in net unrealized losses on available-for-sale securities of $133 thousand and we declared cash dividends of $2.0 million or $0.68 per share during 2006. The adoption of SFAS No. 158 required us to record a decrease to accumulated other comprehensive income of $20 thousand.

Shareholders' equity increased by approximately $2.5 million to $34.6 million at December 31, 2005 from $32.1 million at December 31, 2004, based on net income in 2005 of $4.9 million and recognized deferred compensation of $105 thousand on restricted stock awards. We experienced an increase in net unrealized losses on available-for-sale securities of $1.2 million and we declared cash dividends of $1.3 million or $0.64 per share during 2005.

The following table presents information concerning capital required of us and our actual capital ratios.

	To be well capitalized under prompt corrective action provisions	Minimum required for capital adequacy purposes		
	Ratio	Ratio	Our Ratio	Bank's Ratio
As of December 31, 2006:				
Tier 1 Capital (to Average Assets)	≥ 5.00%	≥3.00%	12.05%	8.81%
Tier 1 Capital (to Risk Weighted Assets)	≥ 6.00	≥4.00	15.08	11.04
Total Capital (to Risk Weighted Assets)	≥10.00	≥8.00	16.04	12.00
As of December 31, 2005:				
Tier 1 Capital (to Average Assets)	≥ 5.00%	≥3.00%	8.43%	8.39%
Tier 1 Capital (to Risk Weighted Assets)	≥ 6.00	≥4.00	10.32	10.28
Total Capital (to Risk Weighted Assets)	≥10.00	≥8.00	11.36	11.32

Inflation and Other Issues

Because our assets and liabilities are primarily monetary in nature, the effect of inflation on our assets is less significant compared to most commercial and industrial companies. However, inflation does have an impact on the growth of total assets in the banking industry and the resulting need to increase capital at higher than normal rates in order to maintain an appropriate equity-to-assets ratio. Inflation also has a significant effect on other expenses, which tend to rise during periods of general inflation. Notwithstanding these effects of inflation, management believes our financial results are influenced more by our ability to react to changes in interest rates than by inflation.

Except as discussed in this Management's Discussion and Analysis, management is not aware of trends, events or uncertainties that will have or that are reasonably likely to have a material adverse effect on the liquidity, capital resources or operations. Management is not aware of any current recommendations by regulatory authorities which, if they were implemented, would have such an effect.

Recent Accounting Pronouncements

Please refer to Note (S) of our consolidated financial statements for a summary of recent authoritative pronouncements that could impact our accounting, reporting, and/or disclosure of financial information.

Summary Quarterly *Financial Information*

The following table contains summary financial information for each quarterly period listed below. This information has been derived from our unaudited interim consolidated financial statements. This information has not been audited but, in the opinion of our management, it includes all adjustments (consisting only of normal recurring adjustments) which management considers necessary for a fair presentation of our results for those periods. You should read this information in conjunction with our audited year end consolidated financial statements that appear in Item 8 of this report. Our results for quarterly periods shown in the table are not necessarily indicative of our results for any future period.

	2006				2005			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	(Dollars in thousands, except per share data)							
Summary of Operations								
Income Statement Data:								
Interest income	$ 9,993	$ 9,367	$ 8,929	$ 8,297	$ 7,989	$ 7,532	$ 6,841	$ 6,241
Interest expense	4,830	3,962	3,667	3,430	3,003	2,565	2,216	1,867
Net interest income	5,163	5,405	5,262	4,867	4,986	4,967	4,625	4,374
Provision for loan losses	(99)	50	200	200	417	150	90	100
Net interest income after provision	5,262	5,355	5,062	4,667	4,569	4,817	4,535	4,274
Non-interest income	1,566	1,753	1,549	1,315	1,862	1,537	1,618	1,207
Non-interest expense	5,038	4,591	4,506	4,402	4,576	4,355	4,369	4,166
Income before income taxes	1,790	2,517	2,105	1,580	1,855	1,999	1,784	1,315
Income taxes	416	822	690	482	587	632	519	363
Net income	1,374	1,695	1,415	1,098	1,268	1,367	1,265	952
Per Share Data and Shares Outstanding:								
Net income - basic	$ 0.48	$ 0.59	$ 0.49	$ 0.51	$ 0.63	$ 0.68	$ 0.63	$ 0.47
Net income - diluted	0.47	0.58	0.49	0.51	0.62	0.67	0.62	0.47
Cash dividends	0.17	0.17	0.17	0.17	0.16	0.16	0.16	0.16
Book value at period end	21.64	21.28	20.45	20.43	16.94	16.86	16.49	15.66
Shares outstanding at period end	2,902,242	2,902,242	2,902,242	2,902,542	2,040,042	2,040,042	2,040,042	2,038,242
Balance Sheet Data:								
Total assets	$ 624,070	$ 599,534	$ 579,137	$ 581,771	$ 547,686	$ 542,782	$541,136	$516,335
Investments	125,860	114,449	104,672	104,241	104,723	113,285	104,448	109,093
Loans	417,943	422,975	413,432	394,986	386,786	370,875	361,665	336,429
Interest-earning assets	569,498	547,431	520,851	526,576	494,369	486,108	478,770	447,605
Deposits	512,249	474,232	478,254	482,487	465,208	457,059	455,622	420,959
Long-term obligations	10,310	10,310	18,310	18,310	18,310	18,310	31,310	31,310
Shareholders' equity	62,793	61,773	59,340	59,286	34,565	34,395	33,637	31,919
Selected Performance Ratios:								
Rate of return (annualized) on:								
Total assets	0.89%	1.16%	0.99%	0.79%	0.93%	1.02%	0.98%	0.76%
Shareholders' equity	8.83	11.16	9.54	11.51	14.72	16.18	15.50	11.77
Dividend payout ratio	35.42	28.81	34.69	33.33	25.40	23.53	25.40	34.04

CAUTIONARY NOTE ABOUT FORWARD-LOOKING STATEMENTS

The above discussion includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Those statements include statements about our profitability, liquidity, allowance for loan losses, nonperforming loans, interest rate sensitivity, market risk, ability to compete in our markets, business strategies, and other such statements that are not historical facts. They usually will contain qualifying words such as "may," "will," "expect," "believe," "anticipate," "intend," "plan," "project," "likely," "estimate," "continue," "could," "would," "should," or similar terms, or the negative or other variations of those terms. We have based those forward-looking statements on our current expectations and projections about future events, but we do not guarantee our future performance described in the statements or that the facts or events described in the statements actually will happen. Our actual performance, or any of those events or facts, may never occur or be realized, or they may be materially different from, or occur in a way substantially different from, the results, facts or events indicated by the forward-looking statements. Those statements involve a number of risks and uncertainties, including, among other things, the factors discussed in Item 1A under the heading "Risk Factors." Other factors that could influence the accuracy of those forward-looking statements include, among other things:

- customer acceptance of our services, products and fee structure;
- the financial success or changing strategies of our customers;
- the competitive nature of the financial services industry and our ability to compete effectively against other financial institutions in our banking markets;
- weather and similar conditions (particularly the effect of hurricanes on our customers and the coastal communities in which we do business);
- actions of government regulators;
- the level of market interest rates;
- general economic conditions; and
- other developments or changes in our business we do not expect.

All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements in this section. We have no obligation, and do not intend, to publicly update or otherwise revise any of the forward-looking statements as a result of any new information, future events or otherwise.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Information required by this Item is included in Management's Discussion and Analysis of Financial Condition and Results of Operations contained in Item 7 under the caption "Market Risk."

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

	Page
Audited Financial Statements for the years ended December 31, 2006, 2005 and 2004	
Report of Dixon Hughes PLLC	48
Report of KPMG, LLP	49
Consolidated Balance Sheets as of December 31, 2006 and 2005	50
Consolidated Statements of Income for the years ended December 31, 2006, 2005 and 2004	51
Consolidated Statements of Stockholders' Equity for the years ended December 31, 2006, 2005 and 2004	52
Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2005 and 2004	53
Notes to Consolidated Financial Statements—December 31, 2006 and 2005	55

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
ECB Bancorp, Inc.
Engelhard, North Carolina

We have audited the accompanying consolidated balance sheets of ECB Bancorp, Inc. and subsidiary as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The consolidated financial statements of ECB Bancorp, Inc. and subsidiary for the year ended December 31, 2004 were audited by other auditors whose report dated March 22, 2005 expressed an unqualified opinion on those statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2006 and 2005 consolidated financial statements referred to above present fairly, in all material respects, the financial position of ECB Bancorp, Inc. and subsidiary as of December 31, 2006 and 2005 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2006 ECB Bancorp, Inc. adopted the provisions of Statement Financial Accounting Standards No. 123(R), *Share-based Payment*.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) the effectiveness of ECB Bancorp, Inc.'s internal control over financial reporting as of December 31, 2006, based on criteria established in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 9, 2007 expressed an unqualified opinion there on.

Dixon Hughes PLLC

Greenville, North Carolina
March 9, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors
ECB Bancorp, Inc.:

We have audited the accompanying consolidated statements of income, shareholders' equity, and cash flows of ECB Bancorp, Inc. and subsidiary for the year ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and the cash flows of ECB Bancorp, Inc. and subsidiary for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Raleigh, North Carolina
March 22, 2005

ECB BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2006 AND 2005
(Dollars in thousands, except per share data)

	2006	2005
ASSETS		
Non-interest bearing deposits and cash	$ 15,591	$ 17,927
Interest-bearing deposits	891	912
Overnight investments	23,575	—
Total cash and cash equivalents	40,057	18,839
Investment securities available-for-sale, at fair value (cost of $ 128,005 and $107,084 at December 31, 2006 and 2005, respectively)	125,860	104,723
Loans	417,943	386,786
Allowance for loan losses	(4,725)	(4,650)
Loans, net	413,218	382,136
Real estate and repossessions acquired in settlement of loans, net	240	—
Federal Home Loan Bank common stock, at cost	1,229	1,948
Bank premises and equipment, net	23,042	18,859
Accrued interest receivable	4,619	3,562
Bank owned life insurance	7,741	7,436
Other assets	8,064	10,183
Total	$624,070	$547,686
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits		
Demand, non-interest-bearing	$ 96,890	$ 98,890
Demand, interest-bearing	94,569	94,423
Savings	19,809	22,818
Time	300,981	249,077
Total deposits	512,249	465,208
Accrued interest payable	2,363	1,524
Short-term borrowings	31,105	23,598
Long-term obligations	10,310	18,310
Other liabilities	5,250	4,481
Total liabilities	561,277	513,121
SHAREHOLDERS' EQUITY		
Common stock, par value $3.50 per share; authorized 10,000,000 shares; issued and outstanding 2,902,242 and 2,040,042 in 2006 and 2005, respectively	10,119	7,140
Capital surplus	26,680	5,408
Retained earnings	27,333	23,724
Deferred compensation—restricted stock	—	(255)
Accumulated other comprehensive loss	(1,339)	(1,452)
Total shareholders' equity	62,793	34,565
Total	$624,070	$547,686

See accompanying Notes to Consolidated Financial Statements.

ECB BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Dollars in thousands, except per share data)

	Years Ended December 31,		
	2006	**2005**	**2004**
INTEREST INCOME			
Interest and fees on loans	$ 31,277	$ 24,012	$ 18,202
Interest on investment securities:			
Interest exempt from federal income taxes	1,088	1,135	1,081
Taxable interest income	3,598	3,104	3,252
Dividend income	—	37	91
FHLB stock dividends	126	74	44
Other interest	497	241	73
Total interest income	36,586	28,603	22,743
INTEREST EXPENSE			
Deposits			
Demand accounts	1,254	536	374
Savings	109	116	113
Time	12,007	6,992	3,786
Short-term borrowings	765	468	243
Long-term obligations	1,754	1,539	1,405
Total interest expense	15,889	9,651	5,921
Net interest income	20,697	18,952	16,822
Provision for loan losses	351	757	804
Net interest income after provision for loan losses	20,346	18,195	16,018
NON-INTEREST INCOME			
Service charges on deposit accounts	3,027	3,323	3,387
Other service charges and fees	1,364	1,301	1,229
Mortgage origination brokerage fees	1,013	756	464
Net gain on sale of securities	—	107	308
Impairment charge on investments	—	—	(1,388)
Income from investments in SBIC's	375	—	—
Income from bank owned life insurance	305	255	288
Gain on proceeds of insurance settlement	—	—	396
Gain on sale of credit card portfolio	—	375	—
Other operating income	99	108	118
Total non-interest income	6,183	6,225	4,802
NON-INTEREST EXPENSE			
Salaries	7,509	6,651	5,874
Retirement and other employee benefits	2,753	2,624	2,126
Occupancy	1,621	1,559	1,301
Equipment	1,727	1,701	1,696
Professional fees	356	469	316
Supplies	341	330	329
Telephone	506	498	389
Other operating expenses	3,724	3,633	3,484
Total non-interest expense	18,537	17,465	15,515
Income before income taxes	7,992	6,955	5,305
Income taxes	2,410	2,102	2,025
Net income	$ 5,582	$ 4,853	$ 3,280
Net income per share—basic	$ 2.07	$ 2.41	$ 1.63
Net income per share—diluted	$ 2.05	$ 2.37	$ 1.60
Weighted average shares outstanding—basic	2,700,663	2,014,879	2,016,680
Weighted average dilutive shares outstanding—diluted	2,724,717	2,046,129	2,044,201

See accompanying Notes to Consolidated Financial Statements.

ECB BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Dollars in thousands, except per share data)

	Common stock		Capital surplus	Retained earnings	Deferred compensation – restricted stock	Accumulated Other comprehensive income (loss)	Comprehensive income	Total
	Number	Amount						
BALANCE—December 31, 2003	2,037,929	$ 7,133	$ 5,360	$18,058	$(150)	$ 241		$30,642
Unrealized losses, net of income tax benefit of $ 331	—	—	—	—	—	(528)	$ (528)	(528)
Net income	—	—	—	3,280	—	—	3,280	3,280
Total comprehensive income							$ 2,752	
Deferred compensation—restricted stock issuance	8,913	31	223	—	(254)	—		—
Recognition of deferred compensation —restricted stock	—	—	—	—	98	—		98
Repurchase of common stock	(8,600)	(30)	(223)	—	—	—		(253)
Cash dividends ($.57 per share)	—	—	—	(1,162)	—	—		(1,162)
BALANCE—December 31, 2004	2,038,242	7,134	5,360	20,176	(306)	(287)		32,077
Unrealized losses, net of income tax benefit of $ 730	—	—	—	—	—	(1,165)	$(1,165)	(1,165)
Net income	—	—	—	4,853	—	—	4,853	4,853
Total comprehensive income							$ 3,688	
Deferred compensation—restricted stock issuance	1,800	6	48	—	(54)	—		—
Recognition of deferred compensation—restricted stock	—	—	—	—	105	—		105
Cash dividends ($.64 per share)	—	—	—	(1,305)	—	—		(1,305)
BALANCE—December 31, 2005	2,040,042	7,140	5,408	23,724	(255)	(1,452)		34,565
Unrealized gains, net of income tax expense of $ 83	—	—	—	—	—	133	$ 133	133
Net income	—	—	—	5,582	—	—	5,582	5,582
Total comprehensive income							$ 5,715	
Issuance of common stock	862,500	3,019	23,503	—	—	—		26,522
Expenses related to issuance of common stock	—	—	(2,258)	—	—	—		(2,258)
Stock based compensation	(300)	18	224	—	—	—		242
Reclass of deferred restricted stock compensation due to adoption of SFAS No. 123R	—	(58)	(197)	—	255	—		—
Cash dividends ($ .68 per share)	—	—	—	(1,973)	—	—		(1,973)
Adjustment to initially apply SFAS No. 158, net of income tax benefit of $ 13	—	—	—	—	—	(20)		(20)
BALANCE—December 31, 2006	2,902,242	$10,119	$26,680	$27,333	$ —	$(1,339)		$62,793

See accompanying Notes to Consolidated Financial Statements.

ECB BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Dollars in thousands)

	Years Ended December 31,		
	2006	**2005**	**2004**
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 5,582	$ 4,853	$ 3,280
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	1,212	1,271	994
Amortization of premium on investment securities, net	105	233	345
Provision for loan losses	351	757	804
Deferred income taxes	(136)	721	(326)
Net charge-offs on loans	(36)	(271)	(54)
Gain on sale of securities	—	(107)	(308)
Gain on sale of credit card portfolio	—	(375)	—
Impairment charge on investments	—	—	1,388
Stock based compensation	242	105	98
(Gain) loss on sale of real estate acquired in settlement of loans	—	(18)	61
Write-down on repossessed loan collateral	75	—	—
(Gain) loss on disposal of premises and equipment	—	(3)	16
Increase in accrued interest receivable	(1,057)	(803)	(135)
Income from Bank owned life insurance	(305)	(255)	(288)
(Increase) decrease in other assets	2,183	(3,199)	(1,507)
Increase in accrued interest payable	839	554	276
Increase in other liabilities	331	1,782	603
Net cash provided by operating activities	9,386	5,245	5,247
CASH FLOWS FROM INVESTING ACTIVITIES			
Proceeds from sales of investment securities classified as available-for-sale	—	9,159	23,115
Proceeds from maturities of investment securities classified as available-for-sale	11,514	11,776	23,634
Purchases of investment securities classified as available-for-sale	(32,540)	(15,357)	(59,533)
Redemption (purchase) of Federal Home Loan Bank common stock	719	(1)	(846)
Proceeds from disposal of premises and equipment	—	3	—
Purchases of premises and equipment	(5,395)	(3,192)	(6,069)
Proceeds from disposal of real estate acquired in settlement of loans and real estate held for sale	—	101	158
Proceeds from sale of credit card portfolio	—	2,727	—
Purchase of life insurance	—	(490)	(405)
Net loan originations	(31,472)	(59,792)	(47,949)
Net cash used in investing activities	(57,174)	(55,066)	(67,895)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net increase in deposits	47,041	54,075	58,199
Net increase (decrease) in borrowings	(493)	(12,409)	6,707
Dividends paid	(1,806)	(1,269)	(1,126)
Repurchase of common stock	—	—	(253)
Net proceeds from issuance of common stock	24,264	—	—
Net cash provided by financing activities	69,006	40,397	63,527
Increase (decrease) in cash and cash equivalents	21,218	(9,424)	879
Cash and cash equivalents at beginning of year	18,839	28,263	27,384
Cash and cash equivalents at end of year	$ 40,057	$ 18,839	$ 28,263

See accompanying Notes to Consolidated Financial Statements.

ECB BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS, continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Dollars in thousands)

	Years Ended December 31,		
	2006	2005	2004
SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING AND INVESTING ACTIVITIES			
Unrealized gains (losses) on available-for-sale securities, net of deferred taxes	$ 133	$ (1,165)	$ (528)
Unfunded portion of postretirement plan, net of deferred taxes	$ (20)	$ —	$ —
Cash dividends declared but not paid	$ 493	$ 326	$ 290
Debt transferred from long-term to short-term	$ —	$13,000	$ —
Reserve transferred from allowance for loan losses to other liabilities	$ 240	$ —	$ —
Transfer from loans to repossessions and real estate acquired in settlement of loans	$ 315	$ 40	$ 35
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Interest paid	$15,050	$ 9,097	$5,644
Taxes paid	$ 1,426	$ 2,936	$1,732

See accompanying Notes to Consolidated Financial Statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) Consolidation

The consolidated financial statements include the accounts of ECB Bancorp, Inc. (Bancorp) and its wholly owned subsidiary, The East Carolina Bank (the Bank) (collectively referred to hereafter as the Company). The Bank has two wholly owned subsidiaries, ECB Realty, Inc. and ECB Financial Services, Inc. All significant inter-company transactions and balances have been eliminated in consolidation.

(B) Basis of Financial Statement Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the balance sheets and the reported amounts of income and expenses for the periods presented. Actual results could differ significantly from those estimates.

Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses and the valuation of the deferred tax asset.

(C) Business

Bancorp is a bank holding company incorporated in North Carolina on March 4, 1998. The principal activity of Bancorp is ownership of the Bank. The Bank provides financial services through its branch network located in eastern North Carolina. The Bank competes with other financial institutions and numerous other non-financial services commercial entities offering financial services products. The Bank is further subject to the regulations of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities. The Company has no foreign operations, and the Company's customers are principally located in eastern North Carolina.

(D) Cash and Cash Equivalents

Cash and cash equivalents include demand and time deposits (with original maturities of ninety days or less) at other financial institutions and federal funds sold. Generally, federal funds are purchased and sold for one-day periods.

(E) Investment Securities

Certain debt securities that management has the positive intent and ability to hold to maturity are classified as "held to maturity" and recorded at amortized cost. Trading securities are recorded at fair value with changes in fair value included in earnings. Securities not classified as held to maturity or trading, including equity securities with readily determinable fair values, are classified as "available for sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In determining whether other-than-temporary impairment exists, management considers many factors, including (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

(F) Loans

Loans are generally stated at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses and any deferred fees or costs. Loan origination fees net of certain direct loan origination costs are deferred and amortized as a yield adjustment over the contractual life of the related loans using the level-yield method.

Interest on loans is recorded based on the principal amount outstanding. The Company ceases accruing interest on loans (including impaired loans) when, in management's judgment, the collection of interest appears doubtful or the loan is past due 90 days or more. All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Management may return a loan classified as nonaccrual to accrual status when the obligation has been brought current, has performed in accordance with its contractual terms over an extended period of time, and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

(G) Allowance for Loan Losses

The allowance for loan losses (AFLL) is established through provisions for losses charged against income. Loan amounts deemed to be uncollectible are charged against the AFLL, and subsequent recoveries, if any, are credited to the allowance. The AFLL represents management's estimate of the amount necessary to absorb estimated probable losses in the loan portfolio. Management's periodic evaluation of the adequacy of the allowance is based on individual loan reviews, past loan loss experience, economic conditions in the Company's market areas, the fair value and adequacy of underlying collateral, and the growth and loss attributes of the loan portfolio. This evaluation is inherently subjective as it requires material estimates, including the amounts and timing of future cash flows expected to be received on impaired loans, that may be susceptible to significant change. Thus, future additions to the AFLL may be necessary based on the impact of changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's AFLL. Such agencies may require the Company to recognize adjustments to the AFLL based on their judgments about information available to them at the time of their examination.

Under the provisions of Statement of Financial Accounting Standards (SFAS) No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan—Income Recognition and Disclosures" (collectively referred to hereafter as SFAS No. 114), the AFLL related to loans that are identified for evaluation and deemed impaired is based on discounted cash flows using the loan's initial effective interest rate, the loan's observable market price, or the fair value of the collateral for collateral dependent loans. Loans evaluated for impairment and not considered impaired are assessed under SFAS No. 5, "Accounting for Contingencies."

(H) Real Estate Acquired in Settlement of Loans

Real estate acquired in settlement of loans consists of property acquired through a foreclosure proceeding or acceptance of a deed-in-lieu of foreclosure. Real estate acquired in settlement of loans is recorded initially at estimated fair value of the property less estimated selling costs at the date of foreclosure. The initial recorded value may be subsequently reduced by additional allowances, which are charged to earnings if the estimated fair value of the property less estimated selling costs declines below the initial recorded value. Costs related to the improvement of the property are capitalized, whereas those related to holding the property are expensed. Such properties are held for sale and, accordingly, no depreciation or amortization expense is recognized.

(I) Membership/Investment in Federal Home Loan Bank Stock

The Company is a member of the Federal Home Loan Bank of Atlanta (FHLB). Membership, along with a signed blanket collateral agreement, provided the Company with the ability to draw $124.8 million and $109.5 million of advances from the FHLB at December 31, 2006 and 2005, respectively. At December 31, 2006 and 2005, the Company had outstanding advances totaling $3.0 million and $21.0 million, respectively, from the FHLB.

As a requirement for membership, the Company invests in stock of the FHLB in the amount of 1% of its outstanding residential loans or 5% of its outstanding advances from the FHLB, whichever is greater. Such stock is pledged as collateral for any FHLB advances drawn by the Company. At December 31, 2006 and 2005, the Company owned 12,293 and 19,477 shares, respectively, of the FHLB's $100 par value capital stock. No ready market exists for such stock, which is carried at cost. Due to the redemption provisions of the FHLB, cost approximates market value.

(J) Premises and Equipment

Land is carried at cost. Buildings and equipment are stated at cost less accumulated depreciation. Depreciation is computed by the straight-line method and is charged to operations over the estimated useful lives of the assets which range from 25 to 50 years for bank premises and 3 to 10 years for furniture and equipment.

Maintenance, repairs, renewals and minor improvements are charged to expense as incurred. Major improvements are capitalized and depreciated.

(K) Short-term Borrowings

Short-term borrowings consist of securities sold under agreements to repurchase, overnight sweep accounts, federal funds purchased and short-term FHLB advances.

(L) Long-Term Obligations

On June 26, 2002, the Company completed a private issuance of $10 million in trust preferred securities as part of a pooled resecuritization transaction with several other financial institutions. The trust preferred securities bear a floating rate of interest of 3.45% over the three-month LIBOR rate that is payable quarterly. Bancorp has used the net proceeds for market expansion, the repurchase of Bancorp stock and for other corporate and strategic purposes.

The trust preferred securities were issued by a wholly owned finance subsidiary of Bancorp, ECB Statutory Trust I (the Trust), and Bancorp has fully and unconditionally guaranteed the repayment of those securities. The proceeds from the issuance of trust preferred securities were invested in debentures issued by Bancorp and that investment became the sole asset of the trust. Bancorp may redeem the trust preferred securities in whole or in part on or after June 26, 2007. The trust preferred securities mature on June 26, 2032.

In 2004, the Company adopted FASBI 46-R, which resulted in the assets and liabilities, as well as the related income and expenses of the Trust, being excluded from the Company's consolidated financial statements, However, the subordinated debentures issued by the Company and purchased by the Trust remain on the consolidated balance sheet. In addition, the related interest expense continues to be included in the consolidated income statement. For regulatory capital purposes, these Trust Securities qualify as a component of Tier 1 Capital.

(M) Income Taxes

The Company records income taxes using the asset and liability method. Under this method, deferred income taxes are determined based on temporary differences between the financial statement and tax bases of assets and liabilities and gives current recognition to changes in tax rates and laws.

(N) Advertising Costs

Advertising costs are expensed as incurred.

(O) Stock Option Plan

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (R), "Share-Based Payment," (SFAS No. 123R) which was issued by the Financial Accounting Standards Board (FASB) in December 2004. SFAS No. 123R revises SFAS No. 123 "Accounting for Stock Based Compensation," and supersedes APB No. 25, "Accounting for Stock Issued to Employees," (APB No. 25) and its related interpretations. SFAS No. 123R requires recognition of the cost of employee services received in exchange for an award of equity instruments in the financial statements over the period the employee is required to perform the services in exchange for the award (presumptively the vesting period). SFAS No. 123R also requires measurement of the cost of employee services received in exchange for an award based on the grant-date fair value of the award. SFAS No. 123R also amends SFAS No. 95 "Statement of Cash Flows," to require that excess tax benefits be reported as financing cash inflows, rather than as a reduction of taxes paid, which is included within operating cash flows.

The Company adopted SFAS No. 123R using the modified prospective application as permitted under SFAS No. 123R. Accordingly, prior period amounts have not been restated. Under this application, the Company is required to record compensation expense for all awards granted after the date of adoption and for the unvested portion of previously granted awards that remain outstanding at the date of adoption.

Prior to the adoption of SFAS No. 123R, the Company used the intrinsic value method as prescribed by APB No. 25 and thus recognized no compensation expense for options granted with exercise prices equal to the fair market value of the Company's common stock on the date of grant.

During 1998, the Company adopted an Omnibus Stock Ownership and Long-Term Incentive Plan (the Omnibus Plan) which provides for the issuance of up to an aggregate of 159,000 shares of common stock of the Company pursuant to stock options and other awards granted or issued under its terms. It is the Company's policy to issue new shares to satisfy option exercises. Stock options generally vest one-third each year beginning three years after the grant date and expire after 10 years. However, certain grants vest one-third each year, beginning one year after the grant date. Restricted stock generally vest one-third each year beginning three years after the grant date.

If the Company had elected to recognize compensation cost for its stock-based compensation plans in accordance with the fair value based accounting method of SFAS No. 123, net income and earnings per share ("EPS") would have been as follows (dollars in thousands, except per share data):

	Years Ended December 31,	
	2006	**2005**
Net income, as reported	$4,853	$3,280
Total stock-based employee compensation expense included in net income	105	98
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(137)	(105)
Proforma net income	$4,821	$3,273
Earnings per share:		
Basic—as reported	$ 2.41	$ 1.63
Basic—proforma	$ 2.39	$ 1.62
Diluted—as reported	$ 2.37	$ 1.60
Diluted—proforma	$ 2.36	$ 1.60

(P) Net Income Per Share

Basic net income per share is calculated by dividing net income by the weighted-average number of common shares outstanding during the period. For purposes of basic net income per share, unvested restricted stock is considered "contingently issuable" and is not included in the weighted average number of common shares outstanding.

Diluted net income per share is computed by assuming the issuance of common shares for all dilutive potential common shares outstanding during the reporting period. Restricted stock is considered outstanding for purposes of diluted net income per share. The amount of compensation cost attributed to future services and not yet recognized is considered "proceeds" using the treasury stock method. Diluted weighted-average shares outstanding increased by 16 thousand, 16 thousand and 13 thousand shares for 2006, 2005 and 2004, respectively, due to the dilutive impact of restricted stock.

In computing diluted net income per share, it is assumed that all dilutive stock options are exercised during the reporting period at their respective exercise prices, with the proceeds from the exercises used by the Company to buy back stock in the open market at the average market price in effect during the reporting period. The difference between the number of shares assumed to be exercised and the number of shares bought back is added to the number of weighted-average common shares outstanding during the period. The sum is used as the denominator to calculate diluted net income per share for the Company. During 2006, 2005 and 2004, diluted weighted-average shares outstanding increased by 8 thousand, 15 thousand and 14 thousand, respectively, due to the dilutive impact of options.

The following is a reconciliation of the numerators and denominators used in computing basic and diluted net income per share (amounts in thousands, except per share data).

	Year Ended December 31, 2006		
	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic net income per share	$5,582	2,701	$2.07
Effect of dilutive securities	—	24	
Diluted net income per share	$5,582	2,725	$2.05

At December 31, 2006, there were no options outstanding with an exercise price above the market value of the Company's stock at that date.

	Year Ended December 31, 2005		
	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic net income per share	$4,853	2,015	$2.41
Effect of dilutive securities	—	31	
Diluted net income per share	$4,853	2,046	$2.37

	Year Ended December 31, 2004		
	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic net income per share	$3,280	2,017	$1.63
Effect of dilutive securities	—	27	
Diluted net income per share	$3,280	2,044	$1.60

(Q) Comprehensive Income

Comprehensive income is defined as the change in equity during a period for non-owner transactions and is divided into net income and other comprehensive income. Other comprehensive income includes revenues, expenses, gains, and losses that are excluded from earnings under current accounting standards. The components of other comprehensive income included in comprehensive income for the periods presented are as follows:

	2006	2005	2004
Unrealized gains (losses) arising during the period	$216	$(1,788)	$(551)
Tax benefit (expense)	(83)	689	212
Reclassification to realized gains	—	(107)	(308)
Tax expense	—	41	119
Other comprehensive income (loss)	$133	$(1,165)	$(528)

The following is a reconciliation of the numerators and denominators used in computing basic and diluted net income per share (amounts in thousands, except per share data).

	Year Ended December 31, 2006		
	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic net income per share	$5,582	2,701	$2.07
Effect of dilutive securities	—	24	
Diluted net income per share	$5,582	2,725	$2.05

At December 31, 2006, there were no options outstanding with an exercise price above the market value of the Company's stock at that date.

	Year Ended December 31, 2005		
	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic net income per share	$4,853	2,015	$2.41
Effect of dilutive securities	—	31	
Diluted net income per share	$4,853	2,046	$2.37

	Year Ended December 31, 2004		
	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic net income per share	$3,280	2,017	$1.63
Effect of dilutive securities	—	27	
Diluted net income per share	$3,280	2,044	$1.60

(R) Reclassifications

Certain prior year amounts have been reclassified in the consolidated financial statements to conform with the current year presentation. The reclassifications had no effect on previously reported net income or shareholders' equity.

(S) New Accounting Pronouncements

The following is a summary of recent authoritative pronouncements that could impact the accounting, reporting, and/ or disclosure of financial information by the Company.

In July 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes". FIN 48 clarifies the accounting for uncertainty in income taxes recognized in enterprises' financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes". FIN 48 prescribes a recognition threshold and measurement attributable for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transitions. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company adopted FIN 48 on January 1, 2007 and is currently analyzing the effects of the interpretation on its financial position, results of operations and cash flows.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This standard does not require any new fair value measurements, but rather eliminates inconsistencies found in various prior pronouncements. SFAS No. 157 is effective for the Company on January 1, 2008 and is not expected to have a significant impact on the Company's financial statements.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans", which amends SFAS No. 87 and SFAS No. 106 to require recognition of the overfunded or underfunded status of pension and other postretirement benefit plans on the balance sheet. Under SFAS No. 158, gains and losses, prior service costs and credits, and any remaining transition amounts under SFAS No. 87 and SFAS No. 106 that have not yet been recognized through net periodic benefit cost will be recognized in accumulated other comprehensive income, net of tax effects, until they are amortized as a component of net periodic cost. The measurement date—the date at which the benefit obligation and plan assets are measured—is required to be the company's fiscal year end. SFAS No. 158 is effective for publicly-held companies for fiscal years ending after December 15, 2006, except for the measurement date provisions, which are effective for fiscal years ending after December 15, 2008. The Company adopted SFAS No. 158 as of December 31, 2006. See note 8.

In September 2006, the FASB ratified the consensuses reached by the FASB's Emerging Issues Task Force ("EITF") relating to EITF 06-4 "Accounting for the Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements". EITF 06-4 states that an employer accounting for endorsement split-dollar life insurance arrangements that provide a benefit to an employee that extends to postretirement periods should recognize a liability for future benefits in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", or Accounting Principles Board ("APB") Opinion No. 12, "Omnibus Opinion—1967". EITF 06-4 is effective for fiscal years beginning after December 15, 2007. Entities should recognize the effects of applying this issue through either (a) a change in accounting principle through a cumulative-effect adjustment to retained earnings or to other components of equity or net assets in the statement of financial position as of the beginning of the year of adoption or (b) a change in accounting principle through retrospective application to all prior periods. The Company is currently analyzing the effect of the adoption of EITF 06-4 on its financial position, results of operations and cash flows.

In September 2006, the SEC issued Staff Accounting Bulletin ("SAB") 108. SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a potential current year misstatement. Prior to SAB 108, companies might evaluate the materiality of financial statement misstatements using either the income statement or balance sheet approach, with the income statement approach focusing on new misstatements added in the current year, and the balance sheet approach focusing on the cumulative amount of misstatement present in a company's balance sheet. Misstatements that would be material under one approach could be viewed as immaterial under another approach and not be corrected. SAB 108 now requires that companies view

financial statement misstatements as material if they are material according to either the income statement or balance sheet approach. The Company adopted SAB 108 effective for the year ended December 31, 2006 with no impact on the reported results of operations or financial conditions.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations and cash flows.

(2) INVESTMENT SECURITIES

The following is a summary of the securities portfolio by major classification (dollars in thousands):

	December 31, 2006			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available-for-sale:				
Government-sponsored enterprises and FFCB bonds	$ 37,142	$ 16	$ (398)	$ 36,760
Obligations of states and political subdivisions	32,919	133	(442)	32,610
Mortgage-backed securities	54,914	1	(1,471)	53,444
Corporate Bonds	3,030	16	—	3,046
	$128,005	$166	$(2,311)	$125,860

	December 31, 2005			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available-for-sale:				
Government-sponsored enterprises and FFCB bonds	$ 23,617	$—	$ (352)	$ 23,265
Obligations of states and political subdivisions	29,086	162	(496)	28,752
Mortgage-backed securities	54,381	2	(1,677)	52,706
	$107,084	$164	$(2,525)	$104,723

Gross realized gains and losses on sales of securities for the years ended December 31, 2006, 2005 and 2004 were as follows (dollars in thousands):

	2006	2005	2004
Gross realized gains	$—	$122	$358
Gross realized losses	—	(15)	(50)
Net realized gains	$—	$107	$308

Impairment of Certain Investments in Debt and Equity Securities. The following tables set forth the amount of unrealized losses at December 31, 2006 and 2005 (that is, the amount by which cost or amortized cost exceeds fair value), and the related fair value of investments with unrealized losses, none of which are considered to be other than temporarily impaired. The tables are segregated into investments that have been in continuous unrealized-loss position for less than 12 months from those that have been in a continuous unrealized-loss position for 12 months or longer (dollars in thousands).

December 31, 2006

	Less Than 12 Months		12 Months or longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government-sponsored enterprisesand FFCB bonds	$ 7,448	$ 62	$22,357	$ 336	$29,805	$ 398
Obligations of states and political subdivisions	3,913	53	13,868	389	17,781	442
Mortgage-backed securities	7,889	39	44,368	1,432	52,257	1,471
Total	$19,250	$154	$80,593	$2,157	$99,843	$2,311

December 31, 2005

	Less Than 12 Months		12 Months or longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government-sponsored enterprises and FFCB bonds	$16,929	$195	$ 6,336	$ 157	$23,265	$ 352
Obligations of states and political subdivisions	6,941	92	9,618	404	16,559	496
Mortgage-backed securities	12,507	180	39,944	1,497	52,451	1,677
Total	$36,377	$467	$55,898	$2,058	$92,275	$2,525

As of December 31, 2006 and 2005, management has concluded that the unrealized losses presented above are temporary in nature since they are not related to the underlying credit quality of the issuers, and we have the intent and ability to hold these investments for a time necessary to recover their cost. The losses above are on debt securities that have contractual maturity dates and are primarily related to market interest rates. The unrealized losses associated with these securities are not considered to be other-than-temporary, because they are related to changes in interest rates and do not affect the expected cash flows of the underlying collateral or the issuer.

The aggregate amortized cost and fair value of the available-for-sale securities portfolio at December 31, 2006 by remaining contractual maturity are as follows (dollars in thousands):

	Amortized Cost	Fair Value
Government-sponsored enterprises and FFCB bonds:		
Due in one year or less	$ 2,000	$ 1,973
Due in one through five years	25,633	25,337
Due in five through ten years	5,435	5,425
Due after ten years	4,074	4,025
Obligations of states and political subdivisions:		
Due in one year or less	305	306
Due in one through five years	8,977	8,961
Due in five through ten years	10,461	10,251
Due after ten years	13,176	13,092
Mortgage-backed securities:		
Due in one through five years	4,126	3,969
Due in five through ten years	3,933	3,767
Due after ten years	46,855	45,708
Corporate Bonds:		
Due in five through ten years	3,030	3,046
Total securities	$128,005	$125,860

Securities with an amortized cost of $113.2 million at December 31, 2006 are pledged as collateral. Of this total, $12.4 million are pledged as collateral for FHLB advances.

(3) LOANS

Loans at December 31, 2006 and 2005 classified by type are as follows (dollars in thousands):

	2006	2005
Real estate loans:		
Construction and land development	$116,500	$ 91,334
Secured by farmland	31,236	23,608
Secured by residential properties	57,747	53,129
Secured by nonfarm, nonresidential properties	122,779	122,865
Consumer installment	6,070	8,518
Credit cards and related plans	2,167	2,630
Commercial and all other loans:		
Commercial and industrial	45,329	48,795
Loans to finance agricultural production	19,211	16,411
All other loans	17,426	20,167
	418,465	387,457
Less deferred fees and costs, net	522	671
	$417,943	$386,786
Included in the above:		
Nonaccrual loans	$ 130	$ —
Restructured loans	54	65

At December 31, 2006, the recorded investment in loans that are considered to be impaired under SFAS No. 114 was $86 thousand. The average recorded investment in impaired loans during the year ended December 31, 2006 was $87 thousand. For the year ended December 31, 2006, the Company recognized approximately $4 thousand of interest income on impaired loans.

At December 31, 2005, the recorded investment in loans that are considered to be impaired under SFAS No. 114 was $0. The average recorded investment in impaired loans during the year ended December 31, 2005 was $121 thousand. For the year ended December 31, 2005, the Company recognized approximately $11 thousand of interest income on impaired loans.

At December 31, 2004, the recorded investment in loans that are considered to be impaired under SFAS No. 114 was $0. The average recorded investment in impaired loans during the year ended December 31, 2004 was $28 thousand. For the year ended December 31, 2004, the Company recognized no interest income on impaired loans.

The Company, through its normal lending activity, originates and maintains loans receivable that are substantially concentrated in the Eastern region of North Carolina, where its offices are located. The Company's policy calls for collateral or other forms of repayment assurance to be received from the borrower at the time of loan origination. Such collateral or other form of repayment assurance is subject to changes in economic value due to various factors beyond the control of the Company, and such changes could be significant.

At December 31, 2006 and 2005, included in mortgage, commercial, and residential loans were loans collateralized by owner-occupied residential real estate of approximately $57.3 million and $53.1 million, respectively.

Loans of approximately $25.0 million at December 31, 2006 are pledged as eligible collateral for FHLB advances.

(4) ALLOWANCE FOR LOAN LOSSES

An analysis of the allowance for loan losses for the years ended December 31, 2006, 2005 and 2004 follows (dollars in thousands):

	December 31,		
	2006	2005	2004
Beginning balance	$4,650	$4,300	$3,550
Provision for loan losses	351	757	804
Recoveries	91	35	127
Loans charged off	(127)	(306)	(181)
Adjustment for loans sold [1]	—	(136)	—
Adjustment for unfunded loans [2]	(240)	—	—
Ending balance	$4,725	$4,650	$4,300

(1) During 2005 the Bank sold its credit card portfolio with outstanding balances of approximately $2.7 million. Prior to the sale, the Bank had reserved 5% of the outstanding balances in the allowance for loan losses. The allowance was reduced by $136 thousand when the credit card portfolio was sold.

(2) $240 thousand allocated to approximately $80 million of committed but unfunded loan obligations was reclassed to other liabilities from the Bank's allowance for loan loss reserve.

(5) BANK PREMISES AND EQUIPMENT

The components of bank premises and equipment at December 31, 2006 and 2005 are as follows (dollars in thousands):

	Cost	Accumulated Depreciation	Undepreciated Cost
December 31, 2006:			
Land	$ 8,792	$ —	$ 8,792
Land improvements	213	195	18
Buildings	14,797	3,184	11,613
Furniture and equipment	7,074	5,008	2,066
Construction in progress	553	—	553
Total	$31,429	$8,387	$23,042
December 31, 2005:			
Land	$ 5,427	$ —	$ 5,427
Land improvements	258	222	36
Buildings	13,252	3,214	10,038
Furniture and equipment	7,057	5,088	1,969
Construction in progress	1,389	—	1,389
Total	$27,383	$8,524	$18,859

(6) INCOME TAXES

The components of income tax expense (benefit) are as follows (dollars in thousands):

	Current	Deferred	Total
Year ended December 31, 2006:			
Federal	$2,133	$(167)	$1,996
State	413	31	444
	$2,546	$(136)	$2,410
Year ended December 31, 2005:			
Federal	$1,153	$ 539	$1,692
State	228	182	410
	$1,381	$ 721	$2,102
Year ended December 31, 2004:			
Federal	$1,926	$(264)	$1,662
State	425	(62)	363
	$2,351	$(326)	$2,025

Total income tax expense was less than the amount computed by applying the federal income tax rate of 34% to income before income taxes. The reasons for the difference were as follows (dollars in thousands):

	Years ended December 31,		
	2006	2005	2004
Income taxes at statutory rate	$2,717	$2,365	$1,804
Increase (decrease) resulting from:			
Effect of non-taxable interest income	(493)	(383)	(396)
Increase (decrease) in valuation allowance	—	(35)	534
Bank owned life insurance	(104)	(87)	(98)
State taxes, net of federal benefit	280	271	178
Other, net	10	(29)	3
Applicable income taxes	$2,410	$2,102	$2,025

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2006 and 2005 are presented below (dollars in thousands):

	2006	2005
Deferred tax assets:		
Allowance for loan losses	$1,643	$1,793
Unrealized loss associated with FNMA and FHLMC preferred stock	501	501
Postretirement benefits	264	242
Unrealized losses on securities available for sale	826	909
Unfunded postretirement benefits	13	—
Other	852	734
Total gross deferred tax assets	$4,099	$4,179
Valuation allowance	(501)	(501)
Total net deferred tax assets	3,598	3,678
Deferred tax liabilities:		
Bank premises and equipment, principally due to differences in depreciation	1,506	1,718
Other	362	296
Total gross deferred tax liabilities	1,868	2,014
Net deferred tax asset	$1,730	$1,664

The valuation allowance for deferred tax assets was $501 thousand at December 31, 2006 and 2005. The valuation allowance required at December 31, 2006 and 2005 was for certain unrealized capital losses related to perpetual preferred stock issued by Federal National Mortgage Association and Federal Home Loan Mortgage Corporation. These losses are capital in character and the corporation may not have current capital gain capacity to offset these losses. In order for these capital losses to be realized, the Company would need capital gains to offset them. Currently, the Company does not have capital gains and there are no plans in place to generate any capital gains in the future. Accordingly, it is more likely than not that these capital losses will fail to be realized and a valuation allowance is required on this portion of the deferred tax asset. Based on the Company's historical and current earnings, management believes it is more likely than not the Company will realize the benefits of the deferred tax assets which are not provided for under the valuation allowance.

(7) BORROWED FUNDS

Borrowed funds and the corresponding weighted average rates (WAR) at December 31, 2006 and 2005 are summarized as follows (dollars in thousands):

	2006	WAR	2005	WAR
Sweep accounts	$ 3,599	5.34%	$ 2,098	2.19%
Advances from FHLB	3,000	3.70	13,000	3.82
Federal funds purchased	—	—	2,475	4.74
Repurchase agreements	24,506	5.43	6,025	4.6
Total short-term borrowings	31,105	5.26	23,598	3.97
Junior subordinated debentures	10,310	8.82	10,310	7.97
Advances from FHLB	—	—	8,000	4.16
Total long-term obligations	10,310	8.82	18,310	6.31
Total borrowed funds	$41,415	$6.14%	$41,908	$4.99%

Pursuant to a collateral agreement with the FHLB, advances are collateralized by all the Company's FHLB stock and qualifying first mortgage loans. The balance of qualifying first mortgage loans as of December 31, 2006, was $25.0 million. This agreement with the FHLB provides for a line of credit up to 20% of the Bank's assets. In addition, the Bank had $11.9 million of investment securities held as collateral by the FHLB on advances as of December 31, 2006. The maximum month end balances were $31.0 million, $24.0 million and $27.0 million during the years ended December 31, 2006, 2005 and 2004, respectively.

At December 31, 2006 the Bank had a $3.0 million advance from the Federal Home Loan Bank that matures in September 2007.

The Company has established various credit facilities to provide additional liquidity if and as needed. These include unsecured lines of credit with correspondent banks totaling $27.0 million.

The Company has Junior Subordinated Debentures outstanding of $10.3 million, which bear interest at 3.45% over the 3-month LIBOR rate, payable quarterly. The interest rate at December 31, 2006 was 8.82%. Bancorp may redeem the trust preferred securities in whole or in part on or after June 26, 2007. The trust preferred securities mature on June 26, 2032.

The Company enters into agreements with customers to transfer excess funds in demand accounts into repurchase agreements. Under the repurchase agreement, the Company sells the customer an interest in government-sponsored enterprise securities. The customer's interest in the underlying security shall be repurchased by the Company at the opening of the next banking day. The rate paid fluctuates with the weekly average federal funds rate minus 125 basis points and has a floor of 50 basis points. Government-sponsored enterprise securities with a fair value of $5.0 million secured repurchase agreements as of December 31, 2006.

(8) RETIREMENT PLANS AND OTHER POSTRETIREMENT BENEFITS

The Company has a defined contribution 401(k) plan that covers all eligible employees. The Company matches employee contributions up to certain amounts as defined in the plan. Total expense related to this plan was $291 thousand, $254 thousand and $210 thousand in 2006, 2005 and 2004, respectively. The Company also has a postretirement benefit plan whereby the Company pays postretirement health care benefits for certain of its retirees that have met minimum age and service requirements.

In 2002, the Company adopted a supplemental executive retirement plan to provide benefits for members of management. The liability is calculated by discounting the anticipated future cash flows at 7.5%. The liability accrued for this obligation was $1.3 million and $1.0 million at December 31, 2006 and 2005, respectively. Charges to income are based on changes in the cash value of insurance, which funds the liability. The related expense for the years ended December 31, 2006, 2005 and 2004 was $384 thousand, $294 thousand and $245 thousand, respectively.

ECB BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2006 and 2005

The following tables provide information relating to the Company's post retirement health care benefit plan using a measurement date of December 31 (dollars in thousands):

	2006	2005
Reconciliation of benefit obligation:		
Net benefit obligation, January 1	$661	$ 635
Service cost	8	7
Interest cost	44	43
Plan amendment	(30)	(37)
Actuarial loss	63	114
Benefit paid	(28)	(24)
Net benefit obligation, December 31	$718	$ 738
Fair value of plan assets	$—	$ —
Funded status:		
Funded status, December 31	$718	$ 738
Unrecognized prior service cost	30	37
Unrecognized actuarial loss	(63)	(114)
Net amount recognized	$685	$ 661
Recognized on balance sheet:		
Other liabilities	$718	$ 661
Other assets	(13)	—
Accumulated other comprehensive loss	(20)	—
Net amount recognized	$685	$ 661

Recognized in accumulated other comprehensive loss from initial adoption of SFAS No. 158:

	2006
Unrecognized prior service cost	$(30)
Unrecognized net loss	63
Deferred tax asset	(13)
	$ 20

The Company expects to recognize amortization of prior service costs of $8 thousand in 2007.

Net periodic postretirement benefit cost for 2006, 2005 and 2004 includes the following components (dollars in thousands):

	2006	2005	2004
Service cost	$ 8	$ 7	$ 6
Interest cost	44	43	43
Amortization of loss	—	—	4
Net periodic postretirement benefit cost	$ 52	$ 50	$53

The following table presents assumptions relating to the plan at December 31, 2006 and 2005:

	2006	2005
Discount rate in determining benefit obligation	6.0%	6.0%
Annual health care cost trend rate	8.0%	8.0%
Ultimate medical trend rate	8.0%	8.0%
Medical trend rate period (in years)	4	4
Effect of 1% increase in assumed health care cost on:		
Service and interest cost	13.6%	14.1%
Benefit obligation	12.5%	12.9%
Effect of 1% decrease in assumed health care cost on:		
Service and interest cost	(11.3)%	(11.7)%
Benefit obligation	(10.5)%	(10.8)%

The Company adopted Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans," (SFAS No. 158) as of December 31, 2006. SFAS No. 158 requires the Company to recognize the overfunded or underfunded status of its defined benefit retirement plan in its statement of financial position and to recognize changes in the funded status in comprehensive income. The adoption of SFAS No. 158 had the following implications on the balance sheet as of December 31, 2006:

	Before Application of Statement 158	Adjustments	After Application of Statement 158
Other assets	$ 8,051	$ 13	$ 8,064
Total assets	624,057	13	624,070
Other liabilities	5,217	33	5,250
Total liabilities	561,244	33	561,277
Accumulated other comprehensive loss	(1,319)	(20)	(1,339)
Total shareholders' equity	62,813	(20)	62,793

(9) STOCK OPTION AND RESTRICTED STOCK PLANS

Compensation cost charged to income was approximately $109 thousand for the year ended December 31, 2006 as a result of the implementation of SFAS No. 123R. No income tax benefit was recognized for share-based compensation, as the Company does not have any outstanding nonqualified stock options.

A summary of the status of stock options as of December 31, 2006, 2005 and 2004, and changes during the years then ended, is presented below:

	2006		2005		2004	
	Number	Weighted Average Option Price	Number	Weighted Average Option Price	Number	Weighted Average Option Price
Options outstanding, beginning of year	43,389	$19.04	25,302	$11.92	25,302	$11.92
Granted	18,087	28.52	18,087	29.00	—	—
Exercised	—	—	—	—	—	—
Forfeited	—	—	—	—	—	—
Options outstanding, end of year	61,476	$21.83	43,389	$19.04	25,302	$11.92

The following table summarizes information about the stock options outstanding at December 31, 2006:

	Options Outstanding		Options Exercisable	
Exercise Price	Number Outstanding December 31, 2006	Weighted-Average Remaining Contractual Life (Years)	Number Outstanding December 31, 2006	Weighted-Average Exercise Price
$10.00 – $ 12.00	8,358	3.1	8,358	$10.00
$12.01 – $ 13.00	8,844	1.1	8,844	12.50
$13.01 – $ 28.50	8,100	5.3	5,777	13.25
$28.51 – $ 29.00	36,174	8.9	8,109	28.85
	61,476	6.5	31,088	$16.23

The weighted average fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The weighted average estimated fair values of stock option grants and the assumptions that were used in calculating such fair values were based on estimates at the date of grant as follows:

	2006	2005	2004
Weighted average fair value of options granted during the year	$ 8.75	$ 8.68	$ n/a[1]
Assumptions:			
Average risk free interest rate	4.52%	3.88%	n/a
Average expected volatility	30.37%	31.09%	n/a
Expected dividend rate	2.40%	2.40%	n/a
Expected life in years	7.01	7.00	n/a

[1] No options were granted in 2004.

A summary of activity related to non-vested restricted stock during the year ended December 31, 2006 is presented below:

	Non-vested Shares	Weighted Average Grant Date Fair Value
Outstanding at December 31, 2005	21,543	$22.73
Granted	—	$ n/a
Forfeited	(300)	$30.00
Vested	(5,441)	$16.66
Outstanding at December 31, 2006	15,802	$24.68

Anticipated total unrecognized compensation costs related to outstanding non-vested stock options and restricted stock grants will be recognized over the following periods:

	Stock Options	Restricted Stock Grants	Total
	(Dollars in thousands)		
2007	$ 75	$ 86	$161
2008	58	51	109
2009	25	—	25
2010	15	—	15
2011	1	—	1
Total	$174	$137	$311

The adoption of SFAS No. 123R and its fair value compensation cost recognition provisions had the following effect (increase/(decrease)) on our consolidated financial statements (dollars in thousands except per share data):

Consolidated Income Statement for the Year Ended December 31, 2006

Income before income taxes	$ (109)
Net income	$ (109)
Net income per share—basic	$(0.04)
Net income per share—diluted	$(0.04)

(10) DEPOSITS

At December 31, 2006 and 2005, certificates of deposit of $100,000 or more amounted to approximately $156.3 million and $122.3 million, respectively.

Time deposit accounts as of December 31, 2006, mature in the following years and amounts: 2007—$260.8 million; 2008—$32.4 million; 2009—$6.9 million; 2010—$0.2 million; and 2011—$.7 million.

For the years ended December 31, 2006, 2005 and 2004, interest expense on certificates of deposit of $100,000 or more amounted to approximately $6.3 million, $2.5 million and $1.6 million, respectively.

(11) LEASES

The Company has noncancellable operating leases for three branch locations. These leases generally contain renewal options for periods ranging from three to twenty years and require the Company to pay all executory costs such as maintenance and insurance. Rental expense for operating leases during 2006, 2005 and 2004 was $558 thousand, $532 thousand and $600 thousand, respectively.

Future minimum lease payments under noncancellable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 2006 are as follows (dollars in thousands):

Year ending December 31,	
2007	$ 543
2008	435
2009	217
2010	200
2011	170
Thereafter	1,420
Total minimum lease payments	$2,985

(12) RESERVE REQUIREMENTS

The aggregate net reserve balances maintained under the requirements of the Federal Reserve, which are non-interest-bearing, were approximately $296 thousand at December 31, 2006.

(13) COMMITMENTS AND CONTINGENCIES

The Company has various financial instruments (outstanding commitments) with off-balance sheet risk that are issued in the normal course of business to meet the financing needs of its customers. These financial instruments included commitments to extend credit of $78.0 million, standby letters of credit of $2.5 million and $461 thousand of unfunded commitments, included in other liabilities, with three Small Business Administration backed venture and debt investment groups (SBIC's) at December 31, 2006. The Company has also committed to invest $1.0 million with the Community Affordable Housing Equity Corporation of which $388 thousand is not yet funded.

The Company's exposure to credit loss for commitments to extend credit and standby letters of credit is the contractual amount of those financial instruments. The Company uses the same credit policies for making commitments and issuing standby letters of credit as it does for on-balance sheet financial instruments. Each customer's creditworthiness is evaluated on an individual case-by-case basis. The amount and type of collateral, if deemed necessary by management, is based upon this evaluation of creditworthiness. Collateral obtained varies, but may include marketable securities, deposits, property, plant and equipment, investment assets, real estate, inventories and accounts receivable. Management does not anticipate any significant losses as a result of these financial instruments and anticipates funding them from normal operations.

The Company is not involved in any legal proceedings which, in management's opinion, could have a material effect on the consolidated financial position or results of operations of the Company.

(14) FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value estimates are made by management at a specific point in time, based on relevant information about the financial instrument and the market. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument nor are potential taxes and other expenses that would be incurred in an actual sale considered. Fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions and/or the methodology used could significantly affect the estimates disclosed. Similarly, the fair values disclosed could vary significantly from amounts realized in actual transactions.

Fair value estimates are based on existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments.

ECB BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2006 and 2005

The following table presents the carrying values and estimated fair values of the Company's financial instruments at December 31, 2006 and 2005 (dollars in thousands):

	2006		2005	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial assets:				
Cash and cash equivalents	$ 40,057	$ 40,057	$ 18,839	$ 18,839
Investment securities	125,860	125,860	104,723	104,723
FHLB stock	1,229	1,229	1,948	1,948
Accrued interest receivable	4,619	4,619	3,562	3,562
Net loans	413,218	405,870	382,136	377,649
Financial liabilities:				
Deposits	$512,249	$511,692	$465,208	$463,884
Short-term borrowings	31,105	31,105	23,598	23,598
Accrued interest payable	2,363	2,363	1,524	1,524
Long-term obligations	10,310	10,310	18,310	18,223

The estimated fair values of net loans, deposits and long-term obligations at December 31 are based on cash flows discounted at market interest rates. The carrying values of other financial instruments, including various receivables and payables, approximate fair value. Refer to note 1(E) for investment securities fair value information. The fair value of off-balance sheet financial instruments is considered immaterial. As discussed in note 13, these off-balance sheet financial instruments are commitments to extend credit and are either short-term in nature or subject to immediate repricing.

(15) REGULATORY MATTERS

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes, as of December 31, 2006, that the Bank and the Company meet all capital adequacy requirements to which they are subject.

Based on the most recent notification from the FDIC, the Bank is well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank's category.

ECB BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2006 and 2005

The Bank's actual capital amounts, in thousands, and ratios are presented in the following table:

	Actual		For Capital Adequacy Purposes	To be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Ratio	Ratio
As of December 31, 2006:				
Total Capital (to Risk Weighted Assets)	$58,917	≥12.00%	8.00%	10.00%
Tier 1 Capital (to Risk Weighted Assets)	54,192	≥11.04	4.00	6.00
Tier 1 Capital (to Average Assets)	54,192	≥ 8.81	4.00	5.00
As of December 31, 2005:				
Total Capital (to Risk Weighted Assets)	50,401	≥11.32	8.00	10.00
Tier 1 Capital (to Risk Weighted Assets)	45,751	≥10.28	4.00	6.00
Tier 1 Capital (to Average Assets)	45,751	≥ 8.39	4.00	5.00

The following table lists Bancorp's actual capital amounts, in thousands, and ratios:

	Actual		For Capital Adequacy Purposes	To be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Ratio	Ratio
As of December 31, 2006:				
Total Capital (to Risk Weighted Assets)	$78,856	≥16.04%	8.00%	10.00%
Tier 1 Capital (to Risk Weighted Assets)	74,131	≥15.08	4.00	6.00
Tier 1 Capital (to Average Assets)	74,131	≥12.05	3.00	5.00
As of December 31, 2005:				
Total Capital (to Risk Weighted Assets)	50,667	≥11.36	8.00	10.00
Tier 1 Capital (to Risk Weighted Assets)	46,017	≥10.32	4.00	6.00
Tier 1 Capital (to Average Assets)	46,017	≥ 8.43	3.00	5.00

(16) ECB BANCORP, INC. (PARENT COMPANY)

ECB Bancorp, Inc.'s principal asset is its investment in the Bank, and its principal source of income is dividends from the Bank. The Parent Company condensed balance sheets as of December 31, 2006 and 2005, and the related condensed statements of income and cash flows for the years ended December 31, 2006, 2005 and 2004 are as follows:

CONDENSED BALANCE SHEETS (dollars in thousands)

	2006	2005
Assets		
Cash	$19,353	$ —
Receivable from subsidiary	990	340
Investment in subsidiary	52,853	44,299
Other assets	415	576
Total assets	$73,611	$45,215
Liabilities and Shareholders' Equity		
Dividends payable	$ 493	$ 326
Accrued interest payable	15	14
Long-term obligations	10,310	10,310
Total liabilities	10,818	10,650
Total stockholders' equity	62,793	34,565
Total liabilities and stockholders' equity	$73,611	$45,215

CONDENSED STATEMENTS OF INCOME (dollars in thousands)

	2006	2005	2004
Dividends from bank subsidiary	$1,973	$1,164	$1,281
Interest	482	—	—
Equity in undistributed net income of subsidiary	3,288	3,699	2,009
Amortization expense	(161)	(10)	(10)
Net income	$5,582	$4,853	$3,280

CONDENSED STATEMENTS OF CASH FLOWS (dollars in thousands)

	2006	2005	2004
OPERATING ACTIVITIES:			
Net income	$ 5,582	$ 4,853	$ 3,280
Undistributed net income of subsidiary	(3,288)	(3,699)	(2,009)
Net change in other assets & other liabilities	(487)	10	10
Stock based compensation	242	105	98
Net cash provided by operating activities	2,049	1,269	1,379
INVESTING ACTIVITIES:			
Payment for investments in subsidiary	(5,153)	—	—
Net cash used by investing activities	(5,153)	—	—
FINANCING ACTIVITIES:			
Repurchase of common stock	—	—	(253)
Proceeds from issuance of common stock	24,264	—	—
Cash dividends paid	(1,807)	(1,269)	(1,126)
Net cash provided (used) in financing activities	22,457	(1,269)	(1,379)
Net change in cash	$19,353	$ —	$ —

(17) RELATED PARTY TRANSACTIONS

Bancorp and the Bank have had, and expect to have in the future, banking transactions in the ordinary course of business with directors, officers and their associates ("Related Parties") on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others. Those transactions neither involve more than normal risk of collectibility nor present any unfavorable features.

Loans at December 31, 2006 and 2005 include loans to officers and directors and their associates totaling approximately $2.3 million and $2.4 million, respectively. During 2006, $518 thousand in loans were disbursed to officers, directors and their associates and principal repayments of $575 thousand were received on such loans.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the design and operation of our disclosure controls and procedures in accordance with Rule 13a-15 of the Securities Exchange Act of 1934 (the "Exchange Act"). Based on their evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective in enabling us to record, process, summarize and report in a timely manner the information required to be disclosed in reports we file under the Exchange Act.

No change in our internal control over financial reporting occurred during our fourth quarter of 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of ECB Bancorp, Inc. (ECB) is responsible for establishing and maintaining adequate internal control over financial reporting. ECBs' internal control system was designed to provide reasonable assurance to the Company's management and board of directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

ECB's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2006. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework*. Based on that assessment, we believe that, as of December 31, 2006, the Company's internal control over financial reporting is effective based on those criteria.

ECB's independent auditors have issued an audit report on our assessment of the Company's internal control over financial reporting. This report appears on page 80.

/s/ ARTHUR H. KEENEY III

Arthur H. Keeney III
Chief Executive Officer

/s/ GARY M. ADAMS

Gary M. Adams
Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
ECB Bancorp, Inc. and Subsidiary

We have audited management's assessment, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting, that ECB Bancorp, Inc. and Subsidiary (the "Company") maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that ECB Bancorp, Inc. and Subsidiary maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, ECB Bancorp, Inc. and Subsidiary maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of ECB Bancorp, Inc. and Subsidiary as of and for the year ended December 31, 2006, and our report dated March 9, 2007, expressed an unqualified opinion on those consolidated financial statements.

/s/ Dixon Hughes PLLC

Greenville, North Carolina
March 9, 2007

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Directors and Executive Officers. Information regarding our directors and executive officers is incorporated by reference from the information under the headings *"Proposal 1: Election of Directors"* and *"Executive Officers"* in our definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with our 2007 Annual Meeting.

Audit Committee. Information regarding our Audit Committee is incorporated by reference from the information under the captions *"Committees of Our Board - General" and "-Audit Committee"* in our definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with our 2007 Annual Meeting.

Audit Committee Financial Expert. Rules of the Securities and Exchange Commission (the "SEC") require that we disclose whether our Board of Directors has determined that our Audit Committee includes a member who qualifies as an "audit committee financial expert" as that term is defined in the SEC's rules. To qualify as an audit committee financial expert under the SEC's rules, a person must have a relatively high level of accounting and financial knowledge or expertise which he or she has acquired through specialized education or training or through experience in certain types of positions.

We currently do not have an independent director who our Board believes can be considered an audit committee financial expert and, for that reason, there is no such person who the Board can appoint to our Audit Committee. In the future, financial expertise and experience will be one of many factors that our Board considers in selecting candidates to become directors. However, we are not required by any law or regulation to have an audit committee financial expert on our Board or Audit Committee, and we believe that small companies such as ours will find it difficult to locate persons with the specialized knowledge and experience needed to qualify as audit committee financial experts who are willing to serve as directors without being compensated at levels higher than we currently pay our directors. Our current Audit Committee members have a level of financial knowledge and experience that we believe is sufficient for banks our size that, like us, do not engage in a wide variety of business activities, and, for that reason, the ability to qualify as an audit committee financial expert will not be the primary criteria in our Board's selection of candidates to become new directors.

Section 16(a) Beneficial Ownership Reporting Compliance. Information regarding compliance by our directors, executive officers and principal shareholders with the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934 is incorporated by reference from the information under the heading *"Section 16(a) Beneficial Ownership Reporting Compliance"* in our definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with our 2007 Annual Meeting.

Code of Ethics. Information regarding our Code of Ethics that applies to our directors and to all our executive officers, including without limitation our principal executive officer and principal financial officer, is incorporated by reference from the information under the caption *"Corporate Governance—Code of Ethics"* in our definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with our 2007 Annual Meeting.

Item 11. Executive Compensation

Information regarding compensation paid to our executive officers and directors is incorporated by reference from the information under the headings *"Compensation Discussion and Analysis," "Executive Compensation"* and *"Director Compensation"* in our definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with our 2007 Annual Meeting.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Beneficial Ownership of Securities. Information regarding the beneficial ownership of our common stock by our directors, executive officers and principal shareholders is incorporated by reference from the information under the

heading *"Beneficial Ownership of Our Common Stock"* in our definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with our 2007 Annual Meeting.

Securities Authorized for Issuance Under Equity Compensation Plans. The following table summarizes all compensation plans and individual compensation arrangements which were in effect on December 31, 2006, and under which shares of our Common Stock have been authorized for issuance.

	EQUITY COMPENSATION PLAN INFORMATION		
Plan Category	**(a) Number of Shares to be Issued Upon Exercise of Outstanding Options**	**(b) Weighted-Average Exercise Price of Outstanding Options**	**(c) Number of Shares Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Shares Reflected in Column (a))**
Equity compensation plans approved by security holders	61,476	$21.83	69,356(1)
Equity compensation plans not approved by security holders	—	—	—
Total	61,476	$21.83	69,356(1)

(1) Reflects the number of shares remaining available for issuance pursuant to our Omnibus Stock Ownership and Long-Term Incentive Plan, which provides for the issuance of both stock options and restricted stock awards.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information regarding transactions between us and our directors, executive officers and other related persons, and our policies and procedures for reviewing and approving related person transactions, is incorporated by reference from the information under the caption *"Transactions with Related Persons"* in our definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with our 2007 Annual Meeting.

Information regarding our independent directors is incorporated by reference from the information under the caption *"Corporate Governance—Director Independence"* in our definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with our 2007 Annual Meeting.

Item 14. Principal Accounting Fees and Services

Information regarding services provided to us by our independent accountants is incorporated by reference from the information under the caption *"Services and Fees During 2006 and 2005"* in our definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with our 2007 Annual Meeting.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) Financial Statements. The following financial statements are included in Item 8 of this Report:

Report of Dixon Hughes PLLC

Report of KPMG LLP

Consolidated Balance Sheets as of December 31, 2006 and 2005

Consolidated Statements of Income for the years ended December 31, 2006, 2005 and 2004

Consolidated Statements of Shareholders' Equity for the years ended December 31, 2006, 2005 and 2004

Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2005 and 2004

Notes to Consolidated Financial Statements—December 31, 2006 and 2005

(b) Exhibits. An Exhibit Index listing exhibits that are being filed or furnished with, or incorporated by reference into, this Report appears immediately following the signature page and is incorporated herein by reference.

(c) Financial Statement Schedules. No separate financial statement schedules are being filed as all required schedules either are not applicable or are contained in the financial statements listed above or in Item 7 of this Report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 14, 2007

ECB BANCORP, INC.

By: /s/ ARTHUR H. KEENEY III

Arthur H. Keeney III
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ ARTHUR H. KEENEY III **Arthur H. Keeney III**	President and Chief Executive Officer (principal executive officer)	March 14, 2007
/s/ GARY M. ADAMS **Gary M. Adams**	Senior Vice President and Chief Financial Officer (principle financial and accounting officer)	March 14, 2007
George T. Davis, Jr.	Vice Chairman	
/s/ GREGORY C. GIBBS **Gregory C. Gibbs**	Director	March 14, 2007
/s/ JOHN F. HUGHES, JR. **John F. Hughes, Jr.**	Director	March 14, 2007
/s/ J. BRYANT KITTRELL, III **J. Bryant Kittrell III**	Director	March 14, 2007
/s/ JOSEPH T. LAMB, JR. **Joseph T. Lamb, Jr.**	Director	March 14, 2007
/s/ B. MARTELLE MARSHALL **B. Martelle Marshall**	Director	March 14, 2007
/s/ R. S. SPENCER, JR. **R. S. Spencer, Jr.**	Director	March 14, 2007
/s/ MICHAEL D. WEEKS **Michael D. Weeks**	Director	March 14, 2007

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
3.01	Registrant's Articles of Incorporation (incorporated by reference from Exhibits to Registration Statement on Form SB-2, Reg. No. 333-61839)
3.02	Registrant's Bylaws (incorporated by reference from Exhibits to Registration Statement on Form SB-2, Reg. No. 333-61839)
4.01	Specimen common stock certificate (incorporated by reference from Exhibits to Registration Statement on Form S-1, Reg. No. 333-128843)
4.02	Indenture dated as of June 26, 2002, between Registrant and State Street Bank and Trust Company of Connecticut, National Association (incorporated by reference from Exhibits to Registrant's June 30, 2002, Quarterly Report on Form 10-QSB)
4.03	Amended and Restated Declaration of Trust dated as of June 26, 2002, by and among Registrant, State Street Bank and Trust Company of Connecticut, National Association, and the Administrators (incorporated by reference from Exhibits to Registrant's June 30, 2002, Quarterly Report on Form 10-QSB)
4.04	Guarantee Agreement dated as of June 26, 2002, between Registrant and State Street Bank and Trust Company of Connecticut, National Association (incorporated by reference from Exhibits to Registrant's June 30, 2002, Quarterly Report on Form 10-QSB)
10.01	Employment Agreement between Arthur H. Keeney III and the Bank (incorporated by reference from Exhibits to Registration Statement on Form SB-2, Reg. No. 333-61839)
10.02	Agreement between J. Dorson White, Jr. and the Bank (incorporated by reference from Exhibits to Registrant's 2001 Annual Report on Form 10-KSB)
10.04	Agreement between Gary M. Adams and the Bank (incorporated by reference from Exhibits to Registrant's 2002 Annual Report on Form 10-KSB)
10.05	Omnibus Stock Ownership and Long Term Incentive Plan (incorporated by reference from Exhibits to Registration Statement on Form SB-2, Reg. No. 333-61839)
10.06	Form of Employee Stock Option Agreement (incorporated by reference from Exhibits to Registration Statement on Form SB-2, Reg. No. 333-61839)
10.07	Form of Restricted Stock Agreement (incorporated by reference from Exhibits to Registration Statement on Form S-8, Reg. No. 333-77689)
10.08	Executive Supplemental Retirement Plan Agreement between the Bank and Arthur H. Keeney III (incorporated by reference from Exhibits to Registrant's March 31, 2002, Quarterly Report on Form 10-QSB)
10.09	Executive Supplemental Retirement Plan Agreement between the Bank and J. Dorson White, Jr. (incorporated by reference from Exhibits to Registrant's March 31, 2002, Quarterly Report on Form 10-QSB)
10.10	Executive Supplemental Retirement Plan Agreement between the Bank and William F. Plyler, II (incorporated by reference from Exhibits to Registrant's 2002 Annual Report on Form 10-KSB)
10.11	Executive Supplemental Retirement Plan Agreement between the Bank and Gary M. Adams (incorporated by reference from Exhibits to Registrant's 2002 Annual Report on Form 10-KSB)
10.12	Split-Dollar Life Insurance Agreement between the Bank and Arthur H. Keeney III (incorporated by reference from Exhibits to Registrant's March 31, 2002, Quarterly Report on Form 10-QSB)
10.13	Split-Dollar Life Insurance Agreement between the Bank and J. Dorson White, Jr. (incorporated by reference from Exhibits to Registrant's March 31, 2002, Quarterly Report on Form 10-QSB)
10.14	Split-Dollar Life Insurance Agreement between the Bank and William F. Plyler, II (incorporated by reference from Exhibits to Registrant's 2002 Annual Report on Form 10-KSB)
10.15	Split-Dollar Life Insurance Agreement between the Bank and Gary M. Adams (incorporated by reference from Exhibits to Registrant's 2002 Annual Report on Form 10-KSB)
10.16	Form of Director Supplemental Retirement Agreements between the Bank and George T. Davis, Jr., John F. Hughes, Jr., Arthur H. Keeney III, Joseph T. Lamb, Jr., R. S. Spencer, Jr. and Ray M. Spencer (incorporated by reference from Exhibits to Registrant's March 31, 2002, Quarterly Report on Form 10-QSB)

Exhibit No.	Description of Exhibit
10.17	Form of Director Supplemental Retirement Agreements between the Bank and Gregory C. Gibbs, J. Bryant Kittrell III, and B. Martelle Marshall (incorporated by reference from Exhibits to Registrant's March 31, 2002, Quarterly Report on Form 10-QSB)
10.18	Form of Split-Dollar Life Insurance Agreements between the Bank and George T. Davis, Jr., Gregory C. Gibbs, John F. Hughes, Jr., Arthur H. Keeney III, J. Bryant Kittrell III, Joseph T. Lamb, Jr., B. Martelle Marshall, and R. S. Spencer, Jr. (incorporated by reference from Exhibits to Registrant's March 31, 2002, Quarterly Report on Form 10-QSB)
10.19	The East Carolina Bank Incentive Plan (incorporated by reference from Exhibits to Registrant's 2004 Annual Report on Form 10-KSB)
10.20	Consulting Agreement dated November 16, 2006, between the Bank and William F. Plyler II (incorporated by reference from Exhibits to Registrant's Current Report on Form 8-K dated November 16, 2006)
10.21	Agreement dated November 16, 2006 between Registrant and William F. Plyler II (incorporated by reference from Exhibits to Registrant's Current Report on Form 8-K dated November 16, 2006)
10.22	Schedule listing 2007 base salary rates and 2006 cash bonus amounts of Registrant's named executive officers (incorporated by reference from Exhibits to Registrant's Current Report on Form 8-K dated March 1, 2007)
10.23	Schedule listing number of shares of common stock for which a purchase option was granted to each of Registrant's named executive officers, together with the exercise price, term and vesting schedule of each option (incorporated by reference from Exhibits to Registrant's Current Report on Form 8-K dated March 1, 2007)
21.01	List of Registrant's subsidiaries (incorporated by reference from Exhibits to Registrant's 2004 Annual Report on Form 10-KSB)
23.01	Consent of Dixon Hughes PLLC (filed herewith)
23.02	Consent of KPMG LLP (filed herewith)
31.01	Certification of Chief Executive Officer (pursuant to Rule 13a-14) (filed herewith)
31.02	Certification of Chief Financial Officer (pursuant to Rule 13a-14) (filed herewith)
32.01	Certification of Chief Executive Officer and Chief Financial Officer (pursuant to 18 U.S.C. Section 1350) (filed herewith)

COPIES OF EXHIBITS ARE AVAILABLE UPON WRITTEN REQUEST TO GARY M. ADAMS, CHIEF FINANCIAL OFFICER, AT ECB BANCORP, INC., P.O. BOX 337, ENGELHARD, NORTH CAROLINA 27824.

END

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